  As filed with the Securities and Exchange Commission on September 25, 2000

                                                     Registration No. 333-34546
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                            AMENDMENT NO. 4 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 DOCENT, INC.
            (Exact name of registrant as specified in its charter)

             Delaware                           7372                          77-0460705
 (State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)    Classification Code Number)          Identification No.)

                                ---------------
                             2444 Charleston Road
                        Mountain View, California 94043
                                (650) 934-9500
    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                DAVID R. ELLETT
                Chairman, President and Chief Executive Officer
                                 Docent, Inc.
                             2444 Charleston Road
                        Mountain View, California 94043
                                (650) 934-9500
 (Name, address, including zip code and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

           Stephen M. Wurzburg, Esq.                          Kenneth R. Lamb, Esq.
                Elisa Lowy, Esq.                                  Stan Sze, Esq.
         Pillsbury Madison & Sutro LLP                     Gibson, Dunn & Crutcher LLP
              2550 Hanover Street                             One Montgomery Street
              Palo Alto, CA 94304                           Telesis Tower, Suite 2600
                 (650) 233-4500                              San Francisco, CA 94104
                                                                  (415) 393-8200

                                ---------------
  Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Section 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of each class of                      Proposed maximum     Proposed       Amount of
    securities to be      Number of shares    offering price  maximum aggregate registration
       registered        to be registered(1)   per share(2)   offering price(2)    fee(3)
--------------------------------------------------------------------------------------------
Common Stock............      9,200,000           $11.00        $101,200,000      $24,288

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 1,200,000 shares which the Underwriters have the option to purchase to cover overallotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of
     1933.
(3)  All of this fee has been paid previously.
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission is declared effective. This + +preliminary prospectus is not an offer to sell these securities and we are + +not soliciting an offer to buy these securities in any jurisdiction where the +
+offer to sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

 Subject to Completion, Dated September 25, 2000

                             [LOGO of Docent Inc.]


--------------------------------------------------------------------------------
 8,000,000 Shares

 Common Stock
--------------------------------------------------------------------------------

 This is the initial public offering of Docent, Inc. We are offering 8,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "DCNT."

 Investing in our Common Stock involves risks. See "Risk Factors" beginning on page 7.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                   Underwriting
               Price to            Discounts and       Proceeds to
               Public              Commissions         Docent
    Per Share  $                   $                   $
    Total      $                   $                   $

 We have granted the underwriters the right to purchase up to 1,200,000 additional shares to cover over-allotments.

 Deutsche Banc Alex. Brown

               Dain Rauscher Wessels

                                                     Thomas Weisel Partners LLC

 The date of this prospectus is      , 2000

                            Description of Graphics:

Set forth on the front page before you open the gatefold is the Docent logo in the center of the page.

Set forth on the inside front gatefold cover are graphics depicting the following: Across the top is the Docent logo with a caption for the graphics shown on the page. The caption says, "Revolutionizing the Way Organizations Learn and Exchange Knowledge." The gatefold includes a gear graphic on the left and, on the right, a text description followed by 3 bullets.

On the left gatefold, there are four connected gears which are representative of Docent's customers including a green gear for the enterprise customers, a yellow gear for content providers, a blue gear for professional communities and a red center gear which represents Docent. Arrows are used to depict the connection between each constituent. Resellers, another constituent, are represented by a large purple gear that is behind the gear graphic. There is text above and below the gear model. The label at the top is as follows: "B2B Platform for Building Knowledge Exchange eHubs."


On the right gatefold, in the center of the page, there is a text description as follows: "Docent Provides Software Products and Services to Facilitate the Exchange of Knowledge Among Enterprises, Content Providers and Professional Communities." Below it, there are three bulleted definitions. First bullet states: "Enterprises are Large Organizations." Second bullet states: "Content Providers are Companies that Develop and Sell Educational Material." Third bullet states: "Professional Communities are a Group of Individuals such as Sales People or Insurance Agents Communicating Online."

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

  We provide infrastructure software products and services that enable the exchange of knowledge within and among large organizations, educational content providers, and online professional communities. Our innovative Internet-based software platform for knowledge exchange goes beyond the online delivery of educational content, commonly known as eLearning, by offering an array of value-added features. Our Docent Enterprise software provides the infrastructure that enables our customers to create and operate knowledge exchange electronic marketplaces, which we also refer to as knowledge exchange eHubs. Our solution provides the following benefits to our customers:

  . Enterprises, or large organizations, can easily create and manage educational content that has been tailored to their specific requirements. They are also able to deliver this customized content to each individual user as and when requested. Enterprises can identify, for each of their users, the skill areas that need improvement and help enhance each user's competency level. This enables our customers to assess the effectiveness of their educational programs and can provide enterprises with a measurable impact on business results;

  . Educational content providers, or companies that develop educational material, can rapidly and cost-effectively generate additional revenue by bringing their offerings online and by participating in knowledge exchange electronic marketplaces; and

  . Online professional communities, such as a group of salespeople or consultants communicating through the Internet, can generate additional revenue by offering their members a broad range of educational content from multiple sources as well as skill assessment and performance tracking. This group is our newest and, presently, our smallest customer group.

  In today's highly competitive knowledge-based economy, it is critical to be able to rapidly disseminate information to people throughout the extended enterprise, which includes an organization's employees, suppliers, distributors, customers and business partners. These enterprises require a flexible and easily accessible platform that enables the exchange of knowledge throughout the extended enterprise. Docent Enterprise, the software which our customers use to create and operate functionally rich knowledge exchange eHubs, is designed on a standards-based, open, flexible and scalable architecture allowing for easy implementation and customization. Our solutions are accessible by users through standard Web browsers and support large numbers of individual users and member organizations. Through our solution our customers can also manage a wide range of enhanced eCommerce processes such as online course registration and multiple payment options.

  Since inception, we have generated, and expect to continue generating, all of our revenue through the sale of our Docent Enterprise software product and related services. We market Docent Enterprise primarily through our direct sales force. More recently, we have commenced marketing Docent Enterprise through our strategic partners as well, and have generated only a small amount of revenue to date from these efforts. Our business model anticipates that our revenue will be increasingly dependent on our strategic relationships with Hewlett-Packard, Andersen Consulting and SmartForce, as well as our relationships with our other strategic partners. Our sales efforts to date have been targeted at the technology, financial and business services, and healthcare industries. We have generated substantial losses to date, and expect to continue generating substantial losses in the foreseeable future. Since January 1, 1999, we have recognized revenue from over 90 customers and business partners. In addition, as of September 22, 2000, we have contracts with another 15 customers and business partners from which we expect to receive revenue in the future. Our customers and business partners from whom we recognized at least $25,000 of revenue during the twelve months ended June 30, 2000, include Andersen Consulting, Ariba, Arthur Andersen, Autodesk, Baxter Pharmaceutical Products, Harvard Business School Publishing, Miller Heiman, Pitney-Bowes, Portera, Qwest Communications and Schering-Plough. Other significant customers and business partners include AXA Insurance, Dun & Bradstreet, FT Knowledge, Hewlett Packard, Lucent Technologies and Merrill Lynch. We have received several awards and recognition for our industry leadership and product capabilities, including the Crossroads 2000 A-List Award, and we were one of several companies to receive the 1999 Product of the Year Award from Call Center Solutions Magazine. We were also recognized in PC Week Magazine (November 16, 1999) with the best score among the seven learning management systems evaluated, and in brandon-hall.com's Integrated Learning Systems report (February 2000) as the "Best Integrated Learning System" and the "Best Solution for the Sales Organization." We do not know whether all of our competitors were included in the comparisons for which we received awards.

  Our principal executive offices are located at 2444 Charleston Road, Mountain View, California 94043. Our telephone number at that location is (650) 934-9500.

  Our trademarks used in this prospectus, as to which we claim common law trademark rights, include Docent, Docent Enterprise, Docent Desktop, Docent Mobile, Docent Learning Management Server and Docent Content Delivery Server. All other trademarks appearing in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered by
 Docent........................  8,000,000 shares
Common stock to be outstanding
 after the offering............  39,811,451 shares
Use of proceeds................  For general corporate purposes, including working capital. In addition, we may use a portion of the
                                 proceeds potentially for acquisition opportunities
                                 that we anticipate may arise in the future.
Proposed Nasdaq National Market
Symbol.........................  DCNT

  The number of shares outstanding upon completion of this offering is based on shares outstanding as of September 1, 2000. This number assumes the conversion into common stock of all of our convertible preferred stock outstanding on June 30, 2000 and 2,598,875 shares of Series F convertible preferred stock which were issued during August and September 2000, on a one-to-one basis at a weighted average price per share of $2.65. This number excludes:

  . 4,730,105 shares of common stock issuable upon exercise of options outstanding as of September 1, 2000 with an average exercise price of $2.66;

  . 6,000,000 shares of common stock reserved for future issuances under our 2000 Omnibus Equity Incentive Plan;

  . 1,500,000 shares of common stock reserved for future issuances under our 2000 Employee Stock Purchase Plan; and

  . 3,313,530 shares of common stock subject to outstanding warrants to purchase common stock and convertible preferred stock as of September 1, 2000 with an average exercise price of $6.68.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                             Six Months Ended
                                 Year Ended December 31,         June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Consolidated Statement of
 Operations Data:
Revenue:
  License......................  $   335  $   297  $    141  $    41  $    663
  Services and maintenance.....       60      244       651      131     1,801
                                 -------  -------  --------  -------  --------
    Total revenue..............      395      541       792      172     2,464
Costs and expenses.............    1,948    7,004    19,457    6,124    37,727
Loss from operations...........   (1,553)  (6,463)  (18,665)  (5,952)  (35,263)
Net loss.......................   (1,505)  (6,434)  (18,713)  (6,024)  (35,000)
Net loss attributable to common
 stockholders..................   (1,505)  (6,434)  (20,067)  (6,024)  (44,614)
Net loss per share attributable
 to common stockholders:
  Basic and diluted............  $ (0.55) $ (2.24) $  (5.19) $ (1.67) $  (9.99)
  Weighted average shares
   outstanding.................    2,717    2,869     3,868    3,607     4,464
Pro forma net loss per share
 (unaudited):
  Basic and diluted............                    $  (1.10)          $  (1.64)
  Weighted average shares
   outstanding.................                      17,013             24,633

                                                  As of June 30, 2000
                                                      (unaudited)
                                           -----------------------------------
                                                                  Pro Forma As
                                            Actual   Pro Forma(1)  Adjusted(2)
                                           --------  -----------  ------------
Consolidated Balance Sheet Data:
Cash and cash equivalents................. $ 23,413    $42,207      $114,307
Working capital...........................   18,773     37,567       109,667
Total assets..............................   29,634     48,428       120,528
Notes payable and capital lease
 obligations, noncurrent portion..........    1,036      1,036         1,036
Convertible preferred stock...............   64,010        --            --
Total stockholders' equity (deficit)......  (42,938)    39,866       111,966

--------
(1) The pro forma column gives effect to the issuance in August and September 2000 of 2,598,875 shares of our Series F convertible preferred stock, which raised net proceeds of approximately $18.8 million, and the conversion of all our preferred stock outstanding as of June 30, 2000, and of our Series F convertible preferred stock, into common stock upon the closing of this offering.

(2) The pro forma as adjusted column also reflects the receipt of the net proceeds from the sale of 8,000,000 shares of common stock offered by us at an assumed initial public offering price of $10.00 per share and the application of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

                                ----------------

  Unless otherwise indicated, all information in this prospectus assumes:

  . that the underwriters have not exercised their option to purchase additional shares;

  . conversion of all shares of preferred stock into shares of common stock upon completion of this offering; and

  . the filing of an amended and restated certificate of incorporation upon completion of this offering to increase our authorized common stock and decrease our authorized preferred stock.

                                  RISK FACTORS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of several factors, including those set forth below and in other sections of the prospectus. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us, our business and our prospects before you purchase any of our common stock. All of the significant risks that we have identified are disclosed below. If any of the following risks, actually occur, our results of operation and financial condition would suffer significantly.

                         Risks Related to Our Business

Our limited operating history subjects us to risks encountered by early stage companies and some of these risks are increased because we operate in a new and rapidly evolving market.

  Because of our limited operating history, you must consider the risks, uncertainties and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for Web-based knowledge exchange products.

  We have not been in business long enough to use our operating history as a reliable aid in predicting trends specific to our company, which impairs our ability to make accurate business plans. Since the market for Web-based knowledge exchange products is rapidly evolving, our operating history will be less relevant to future performance than the operating history of a company in an industry which is not subject to rapid change. In addition, since the market for knowledge exchange products is new, we are limited in our ability to refer to industry trends as reliable predictors and to react to these trends. These limitations make it more difficult for us to anticipate the need for new products as the market for knowledge exchange products changes, thus increasing our vulnerability to competition. As a result, we may either fail to increase, or suffer a decrease in, our market share, resulting in a decrease in our revenue. We may also need to decrease our sales price in order to be competitive. This could lead to a decrease in our revenue, gross margins and profits.

We have a history of losses, expect future losses and may never achieve profitability.

  We have experienced losses in each quarter since our inception. We incurred net losses of $1.5 million in fiscal 1997, $6.4 million in fiscal 1998, $18.7 million in fiscal 1999 and $35.0 million in the six months ended June 30, 2000. Our accumulated deficit as of June 30, 2000 was $67.4 million. During fiscal years 2000 and 2001, we expect significantly greater losses than in fiscal 1999. We plan to significantly increase our operating expenses to market, sell and support our eHub solutions, build our internal infrastructure and hire additional personnel. We expect that our research and development expenses will also increase significantly. In addition, we plan to make significant investments in developing relationships with current and potential eHub constituents and with strategic partners. If we do not realize the revenue that we anticipate from these investments, we may never achieve profitability. If we do not become profitable within a time frame expected by public market analysts or investors, the market price of our common stock will likely decline significantly. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future, which would also likely cause the market price of our common stock to decline.

Fluctuations in our quarterly revenue and other operating results may cause our stock price to decline.

  We believe that quarter-to-quarter comparisons of our revenue and other operating results are not meaningful and should not be relied on as indicators of our future performance. As a consequence of quarterly revenue fluctuations our financial results may fall short of the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely drop.

  In order to promote future growth, we expect to continue to expend significant sums in all areas of our business, particularly in our sales and marketing operations. Because the expenses associated with these activities must be incurred well in advance of our generating revenue from these activities, we may be unable to reduce spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels. In addition, our revenue will need to increase in order to keep up with the increase in our expenses. As a result, our revenue and other operating results will likely vary significantly from quarter to quarter. These variances may cause our stock price to fluctuate, increasing the volatility of a stockholder's investment in our common stock.

  We seek to develop a significant number of sales prospects, but we cannot predict when individual customer orders will close. Our base of customers is small, as is the number of additional customer agreements we enter into each quarter. Accordingly, our inability to enter into new customer agreements or the deferral or cancellation of a small number of anticipated large customer orders in any quarter could result in a significant shortfall in revenue for that quarter and future quarters.

Our direct sales cycle is lengthy and requires considerable investment with no assurance of when we will generate revenue from our efforts, if at all.

  The period between our initial contact with a potential customer and that customer's purchase of our products and services is lengthy, typically extending from four to six months. The delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would negatively affect the timing of our revenue and our revenue growth would be harmed. If we were to experience a delay of several weeks on a large order, it could impede our ability to meet our forecasts and investor expectations for a given quarter. A customer's decision to purchase our products and services requires an initial decision to replace or expand existing knowledge exchange mechanisms, involves a significant allocation of resources and is influenced by a customer's budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefits of our products and services, which can require significant time, capital and other resources. Although we must expend and allocate these resources prior to completing a sales transaction, we may never generate any revenue from these activities. In addition, many of our potential customers are large enterprises that generally take longer than smaller organizations to make significant business decisions. Any failure to meet investor expectations for a given quarter would likely cause the price of our common stock to decline.

We have generated only limited revenue from content providers; however, we must generate significant revenue from them in the future to be successful and achieve profitability.

  We currently have agreements with some content providers to use our solutions and to provide our customers with their content. However, this content first needs to be converted and customized into a form that can be used with our technology. This conversion process can take several months to complete and few of our content providers have completed the process. Even though a content provider may have agreed to provide our customers with content using our solutions, we may discover problems in the conversion process because the content does not, either for technical reasons or because of the nature of the content, convert well into our solutions. This would require us to modify the original plan for converting the content. We have not yet learned of any material problems in the conversion process. However, due to the nascent nature of our industry and associated technologies, and the fact that only a small number of our content providers have completed the conversion process, we anticipate that we may encounter one or more content providers who have material problems with the conversion process. Since we do not generate meaningful royalty revenue from our content providers until after the conversion process is complete and the content has been sold to end users, any modifications made during the conversion process will likely result in delaying or reducing our revenue. In addition, although we have agreements from our content providers to convert their content for use with our solutions, the content providers may choose not to complete the conversion process themselves based on their own business or technical reasons. Our agreements with content providers do not require that they complete the conversion process. Therefore, we may never generate meaningful royalty revenue from these content providers.

We have generated only limited revenue from resellers; however we must generate significant revenue from them in the future to be successful and achieve profitability.

  We have generated revenue from only a few of our resellers, which are companies that purchase our products and maintenance services and resell them to their customers. In order to be successful, we must increase and train our reseller sales force and enter into relationships with more resellers. The resellers will require time to learn about our products and services so that they may effectively resell and implement them. A significant portion of our future revenue is dependent on our success in attracting new resellers and the motivation and ability of our existing and future resellers to sell and implement our products and services. If we are unable to attract additional resellers who would generate significant revenue for us, our revenue will not meet our expectations.

We anticipate that a substantial portion of our future revenue will depend primarily on a small number of large sales. If we fail to complete one or more of these sales, our revenue will decrease.

  Historically, a significant portion of our revenue has been generated from and concentrated in a small number of customers. In fiscal year 1999, sales to Impiric, a division of Young & Rubicam, accounted for 27% of our revenue. In fiscal year 1998, sales to Veritas Software accounted for 26%, sales to Sun Microsystems accounted for 13% and sales to Lucent Technologies accounted for 12% of our revenue. No customers during the first six months of 2000 accounted for ten percent of our revenue. Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or if we are unable to collect accounts receivable from any of our large customers in any future period.

If we are unable to develop and maintain relationships with third party hosting service providers, our operating results will be harmed.

  In order to provide uninterrupted service to those of our customers that require hosting services, we need to have adequate and stable relationships with high quality third party hosting service providers. If we fail to develop and maintain these relationships, or if the third party hosting service providers provide poor quality services, our application service provider services will be interrupted and our revenue will be adversely affected.

Our revenue may be adversely affected if we fail to change our revenue model from one based on one-time sales to one based on multi-year, royalty-bearing license and service agreements.

  Historically, we have generated a significant portion of our revenue from one-time sales to customers which did not generate significant revenue after we completed the initial sale and implementation of our product. This required us to identify and sell to new customers, or identify new demand for our products and services from our existing customers, in order to continue to generate revenue. Through royalty-bearing license agreements and hosting services, we are trying to change our business model so that we are able to achieve consistent or increased revenue from our customers after the initial sale of our products and services. If we are unable to effect this change to the degree necessary to make us less dependent on revenue generated from one-time sales to customers, our revenue will be less consistent than it would if derived from royalty-bearing license agreements. Further, without a consistent revenue stream generated from royalty-bearing license agreements, we will have fewer revenue sources to insulate us against periods when we may fail to close sales of our products to one-time customers.

Our lack of product diversification means that any decline in price or demand for our products and services would seriously harm our business.

  Our Docent Enterprise software products and services have accounted for substantially all of our historical revenue and are expected to do so for the foreseeable future. Consequently, a decline in the price of, or demand for, the Docent Enterprise products or services, or their failure to achieve broad market acceptance, would seriously harm our business.

Our eHub strategy is unproven and may not be successful, in which case our business would be seriously harmed.

  We need to establish and enhance our products and services so that they are attractive to enterprises, content providers and professional communities. The concept of eHubs is new as a business model and our success depends on a significant number of our potential customers adopting this concept, implementing our products and engaging in the knowledge exchange process through our eHubs. We, together with our customers, may not be able to effectively operate the knowledge exchange process, both in terms of technical performance as well as commercial viability. To date, we have only a limited number of customers. If we are unable to execute this business strategy effectively, or if eHubs are not widely adopted as a means for knowledge exchange, our revenue will be negatively impacted.

If we lose key personnel, or are unable to attract and retain additional management personnel, we may not be able to successfully grow and manage our business.

  We believe that our future success will depend upon our ability to attract and retain our key management personnel including David R. Ellett, our Chairman, President and Chief Executive Officer, David Mandelkern, our Executive Vice President and Chief Technology Officer, and the other members of our executive team. These employees are not subject to employment contracts. We may not be successful in retaining our key employees in the future or in attracting and assimilating replacement or additional key personnel. Any failure in retaining and attracting management personnel may impair our ability to rapidly grow and manage our business.

We intend to significantly increase the number of our personnel within the next 12 months and failure to find sufficient qualified candidates would significantly impair our ability to continue our rapid growth.

  We have increased the number of our employees from approximately 55 full-time employees on December 31, 1998 to approximately 87 full-time employees on December 31, 1999. As of August 31, 2000, we had 205 full-time employees. We intend to significantly increase the number of our personnel over the next twelve months. Our future success and our ability to expand our operations will depend in large part on our ability to recruit and retain additional qualified technical, and sales and marketing personnel. Competition for these types of employees is intense due to the limited number of qualified professionals and the high demand for them, particularly in the San Francisco Bay Area where our headquarters are located. Failure to attract, assimilate and retain qualified personnel, particularly technical, and sales and marketing personnel, would have a material adverse effect on our business and potential growth.

Difficulties we may encounter in managing our growth could adversely affect our results of operations.

  We have experienced and are experiencing a period of rapid and substantial growth, which has placed a serious strain on our managerial, administrative and financial personnel and our internal infrastructure. To manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational, financial and management controls, reporting systems and procedures. We may not be able to install adequate management information and control systems in an efficient and timely manner and our current or planned personnel systems, procedures and controls may not be adequate to support our future operations. In addition, we may have difficulty providing adequate implementation and maintenance services to our customers because we may not have enough personnel trained to provide these services. If we are unable to manage growth effectively, we will not be able to capitalize on attractive business opportunities.

  Furthermore, to accommodate our rapid personnel growth, we may require a new facility in Silicon Valley within the next twelve months, which may involve significant expenses in today's tight real estate market. If we are unable to locate one facility to accommodate all of our personnel, we may have to disperse our employees across multiple facilities. The existence of multiple facilities may diminish our productivity and management effectiveness.

Intense competition in our market segment could impair our ability to grow and to achieve profitability.

  The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. We expect the intensity of the competition and the pace of change to increase in the future. The relatively low barriers to entry in the eLearning market, a segment of the overall market in which we compete, will encourage competition from a variety of established and emerging companies. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition with respect to different aspects of our solution from a variety of sources, including:

  . companies which provide software and services to address specific components of knowledge exchange platform solutions;

  . companies that sell online and traditional educational materials, or learning content, over the Internet;

  . existing or potential customers or strategic partners who develop in-house solutions, including traditional learning programs; and

  . enterprise software vendors who could develop their products to include learning content offerings.

  Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. As a result, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which would seriously harm our business. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other learning solution providers, thereby increasing the availability of their services to address the needs of our current and prospective customers. We may not be able to compete successfully against our current and future competitors and competitive pressures that we encounter may seriously harm our business.

We have generated only limited revenue from our international operations, and our inability to expand internationally would limit our growth prospects.

  Although we have generated only limited revenue from international operations to date, our ability to expand our international presence and operations is a key component of our growth strategy. Conducting business outside of the United States subjects us to many of the same risks that other companies face in these circumstances, as well as other risks which are peculiar to our business such as:

  . a need to translate our software user interfaces and content that is not locally developed;

  . the need to find new content providers to satisfy different cultural requirements in regional markets;

  . the need for larger markets to support the increased cost of tailoring our business model, products and services to a local market; and

  . the need for additional software development to fully support multi-byte languages such as Chinese and Japanese.

  We might not successfully market, sell or distribute our products and services in foreign markets due to one or more of the factors listed above, and, consequently, our revenue and future growth may be negatively affected.

Our market is subject to rapid technological change and if we fail to continually enhance our products and services, our revenue and business would be harmed.

  We must continue to enhance and improve the performance, functionality and reliability of our products and services. The software and electronic commerce industries are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render our products and services obsolete. In the past, we have discovered that some of our customers desire additional performance and functionality not currently offered by our products. Our success will depend, in part, on our ability to internally develop and license leading technologies to enhance our existing products and services, to develop new products and services that address the increasingly sophisticated and varied needs of our customers, and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If we are unable to adapt our products and services to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business.

We must develop relationships with leading content providers that meet the needs of our customers or our business will suffer.

  To be successful in implementing our eHub strategy, we must enter into agreements with content providers to provide us with content. Even if we are successful in entering into these agreements, our ability to provide content to our enterprise and professional community customers depends in large part on our content providers' willingness and ability to frequently update course material, develop new content as the underlying subject matter changes and customize generic content provided for our enterprise and professional community customers. In order for us to generate significant revenue from the content provided to us by our content providers, the content providers must also provide content that has widespread appeal. If the content providers fail to complete their work in a timely or professional manner, we will be unable to meet customer expectations and our reputation will be harmed.

We do not have exclusive arrangements with our content providers and some of these providers may offer their content to our competitors in addition to, or instead of, offering their content to us.

  We do not have exclusive arrangements with any of our content providers. Each content provider is free to use the content for its own purposes or to sell it to another company, including competitors of ours. The availability of the same content from multiple sources may result in increased competition and reduced margins. We typically enter into agreements with our content providers for three-year terms. At the end of the three-year term, the content provider may choose not to renew in which case we would no longer be able to offer its content.

Our business strategy and future success is dependent on our ability to develop relationships and enter into agreements with professional communities to promote, use and participate in our eHub solutions.

  Our eHub business model is new among our three customer constituencies, comprised of large enterprises, content providers and professional communities. However, we have the least experience with professional communities and currently only have a small number of these customers. This model may not gain broad acceptance among professional communities in the industries where we have concentrated our sales and marketing efforts to date, or in any new industries where we may later focus our efforts. Further, even if the model does gain acceptance among professional communities, it may not generate sufficient revenue to be profitable, and our profitability would thus be adversely affected.

If Hewlett-Packard, Andersen Consulting or SmartForce change the focus of its business or fail to comply with the terms of its agreements with us, our revenue will be harmed.

  Our business model is dependent on developing additional revenue through our strategic alliances with Hewlett-Packard, Andersen Consulting and SmartForce. If one or more of these companies no longer wishes to develop business in the knowledge exchange market, we will not materially benefit from our strategic alliance with that company. In addition, if one or more of these companies breaches its strategic alliance agreement with us, we may lose the potential for additional revenue. In addition, we will need to devote a substantial number of our personnel, as well as our financial resources, to developing and maintaining our relationships with these partners and to servicing new customers we acquire as a result of these relationships. Focusing our resources on these partnerships will impair our ability to develop revenues from direct sales and other sources, making us more dependent on our relationships with these partners. Therefore, if one or more of these relationships terminates, we could suffer a significant decrease in our revenue.

Our expansion into new target industries depends on our ability to recruit new eHub members in those industries.

  Unless we develop a critical mass of customers in all three customer constituencies in any new industry, our eHub solution may not achieve broad acceptance within that industry and our ability to generate revenue from that field would be impaired. Our strategy involves both improving the depth of our content offerings in our current industries of technology, financial and business services, and healthcare, and expanding into new industries. Our ability to expand our content beyond our current three industries may require us to locate and enter into agreements with additional content providers who would meet the needs of the constituents in each new industry. Any expansion beyond our current three industries would also require us to recruit enterprise and professional community customers in these new industries. If we are unable to meet any of these requirements, we may not be successful in expanding beyond our current industries. Any failure to expand our content offerings to increase the depth of offerings in our current three industries or to enter into new industries could constrain our revenue growth and harm our future prospects.

Our products sometimes contain errors and by releasing products containing defects, our business and reputation may be harmed.

  Our revenue may also decrease if previously undetected errors or performance problems in our existing or future products are discovered in the future or known errors considered minor by us are considered serious by our customers. Complex software products such as ours often contain unknown and undetected errors or performance problems. Many defects are frequently found during the period immediately following introduction and initial delivery of new products or enhancements to existing products. Although we attempt to discover and resolve all errors before delivery, we have discovered errors in our products after release to our customers. These errors or performance problems could result in lost revenue or delays in customer acceptance and may harm our business and reputation. We have not lost a customer or had a claim filed against us as a result of an error in our software, nor have we incurred any material costs in order to remedy an error other than the ordinary costs incurred in developing and testing our product. Although there may be problematic errors in our products, currently we do not know of any contingencies in remedying errors in our products.

If third parties claim that we infringe on their patents or other intellectual property rights, it may result in costly litigation or require us to make royalty payments.

  Third parties may claim that our current or future products or services infringe their patent, copyright, trademark or other intellectual property rights. Currently, third parties have registered Docent or a variant as a trademark in the United States and in some jurisdictions outside the United States for use with goods or services which could be construed to overlap those offered by Docent. Although these third parties have not initiated formal infringement proceedings or any formal challenges to our use of the Docent trademark, any claims, with or without merit, could cause costly litigation that could consume significant management time.

In addition, another third party has recently claimed that course offerings on our website infringe on its patent. Although this third party has offered us the ability to license this patent, it has not yet disclosed the terms for the license. If this third party's claim of infringement and its patent are valid, we may be required to license the patent on terms that may or may not be favorable, or be forced to alter our website or software products, either of which results may adversely affect our revenue. As the number of product and service offerings in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to intellectual property infringement claims. Third party intellectual property infringement claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain these royalty or license agreements, or obtain them on terms favorable, or even acceptable, to us in which case we would have to pay damages for our prior use of the intellectual property and cease using the intellectual property involved in the future. This could adversely affect our business. For example, if the intellectual property was a trademark, we could be required to cease using a trademark which could involve a loss of goodwill, as well as the possibility of a damage award and temporary disruption during a transition to other trademarks.

We may not be able to adequately protect our intellectual property, and our competitors may be able to offer similar products and services which would harm our competitive position.

  Our success depends upon our intellectual property. We rely primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our intellectual property. These mechanisms provide us with only limited protection. We do not hold any patents and currently have no patent applications pending. Although our application to register Docent as a trademark in the United States for services has been allowed, and we will proceed to registration once the statement of use and the specimens are accepted, the U.S. Trademark Office has refused to allow us to register Docent as a trademark in the United States for use with our software due to an existing registration by a third party, a decision which we intend to appeal. As a result, unless we prevail on the appeal or subsequently succeed on a petition to cancel the registration of this mark, Docent will not be registrable as a trademark in the U.S. in connection with our software.

  As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. Furthermore, effective protection of intellectual property rights is unavailable or limited in some foreign countries. Our protection of our intellectual property rights may not provide us with any legal remedy should our competitors independently develop similar technology, duplicate our products and services, or design around any intellectual property rights we hold.

We do not have a disaster recovery plan or back-up system, and a disaster or break-down could severely damage our operations.

  We currently do not have a disaster recovery plan in effect and do not have fully redundant systems for our services at an alternate site. A disaster or break-down could severely harm our business because our services could be interrupted for an indeterminate length of time, thereby reducing our revenue and possibly increasing our costs if we need to obtain a substitute means for delivering our product and services. Our operations depend upon our ability to maintain and protect our computer systems in our principal facilities in Mountain View, California, which are located on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and other events.

Additionally, we do not carry sufficient business insurance to compensate us for our losses that could occur. Similarly, disasters or break-downs affecting eHub participants or the companies which provide our hosting services could negatively affect our business to the extent their systems are involved in supporting other eHub participants.

We rely on third party software incorporated in our product, and errors in this software or our inability to continue to license this software in the future would decrease our revenue and increase our costs.

  Our product incorporates third party software, and we expect to incorporate additional software as we broaden our product and services. The operation of our product would be impaired if errors occur in the third party software that we incorporate, and we may incur additional costs to repair or replace the defective software. It may be difficult for us to correct any errors in third party software because the software is not within our control. Accordingly, our revenue would decrease and our costs would increase in the event of any errors in this software. Furthermore, it may be difficult for us to replace any third party software if a vendor seeks to terminate our license to the software.

Our revenue would decrease and our costs would increase if we fail to adequately integrate acquired businesses.

  As part of our overall business strategy, we continually evaluate and may pursue acquisitions of complementary businesses or technologies that would provide additional product or service offerings, additional industry expertise or an expanded geographic presence. We may not be able to locate attractive opportunities or acquire any we locate on favorable terms. Any future acquisition could result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt or amortization of expenses related to goodwill and other intangible assets, which would reduce our earnings. In addition, acquisitions involve numerous risks, including:

  . difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  .  the diversion of management's attention from other business concerns;

  . risks of entering markets in which we have no or limited prior experience; and

  .  the potential loss of key employees of the acquired company.

Our stock price may fluctuate substantially, and our stock price may decrease.

  Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The initial public offering price of the shares of our common stock will be determined by negotiation between us and representatives of the underwriters. This price will not necessarily reflect the market price of our common stock following this offering. Subsequent to the closing of the initial public offering, changes in revenue and earnings estimates or recommendations by securities analysts who may follow our stock may cause fluctuations in our stock price.

  In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, may materially reduce the market price of our common stock.

An increase in our stock-based compensation expenses will result in an additional charge against our operating results.

  In connection with the issuance of common stock and the granting of stock options and warrants to our employees and non-employees, we incurred stock-based compensation expense in the amount of $18.5 million for the six months ended June 30, 2000, $4.5 million for the year ended December 31, 1999 and $266,000 for the year ended December 31, 1998. The amortization of the remaining deferred stock-based compensation is expected to result in additional charges to operations as follows: $6.3 million in the six months ending December 31, 2000; $7.1 million in 2001; $3.8 million in 2002; $2.1 million in 2003; and $557,000 in 2004. These amortization expenses have the effect of increasing our operating expenses, which may, in turn, result in a decrease in our stock price.

                         Risks Related to Our Industry

Our revenue may decrease if use of the Web in the markets we target does not grow as projected.

  The use of the Web as a means to connect enterprises, content providers and professional communities, is integral to our business model. However, the use of the Web as a means of transacting business is relatively new and has been accepted by a limited number of customers in the markets we have targeted. The failure of the Web to continue to develop as a commercial or business medium or of significant numbers of enterprises, content providers and professional communities to transact business and collaborate online would harm our revenue and earnings. The acceptance and use of the Web to transact business and collaborate is dependent upon a number of factors, such as:

  .  the relative ease of conducting business on the Web;

  .  improvements in the efficiencies of conducting commerce on the Web;

  . the resolution of concerns about transaction security and information privacy; and

  .  taxation of transactions on the Web.

A breach of Internet commerce security measures could reduce demand for our products and services which would in turn result in a reduction in our revenue.

  A requirement of the continued growth of Web-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches into our products or our customers' networks, or well publicized security breaches affecting the Internet in general, could significantly harm our growth and revenue. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the algorithms we use to protect content and transactions or our products or within our customers' networks or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary and confidential information or could cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to address problems caused by security breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also deter people from using the Internet to conduct transactions that involve transmitting confidential information.

We may become subject to government regulation and legal uncertainties that could reduce demand for our products and services or increase the cost of doing business.

  Other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to Internet commerce, we are not currently subject to direct regulation by any domestic or foreign governmental agency. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may become applicable to us or may be adopted in the future with respect to the Internet covering issues such as:

  .  user privacy and encryption;

  .  taxation;

  .  content;

  .  libel;

  .  right to access personal data;

  .  copyrights;

  .  distribution, including import and export; and

  .  characteristics and quality of services.

  The applicability of existing laws to the Internet governing these areas is uncertain. The vast majority of these laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace. Uncertainty in the application of existing laws could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs, which could in turn reduce our revenue.

A failure to expand and improve the infrastructure of the Web could constrain the functionality of our products and services.

  The recent growth in Web traffic has caused frequent periods of decreased performance and if Internet usage continues to grow rapidly, the Internet infrastructure may not be able to support this growth and reliability may decline, thus impairing our operations and reducing our revenue. If outages or delays on the Internet increase in frequency or duration, overall Internet usage including usage of our products and services could grow more slowly or decline. Our ability to increase the speed and scope of our services to customers is ultimately limited by the speed and reliability of both the Internet and our customers' internal networks. Consequently, the emergence and growth of the market for our products and services depend upon improvements being made to the entire Internet as well as to our individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to use our products and services will be hindered and our revenue may suffer.

In an economic downturn, our customers may cut down on spendings in new products and services, which would adversely affect our revenue.

  Our product and services require that our customers make a sizable initial investment in order to generate benefits from our product over time. Thus, in an economic downturn, our enterprise customers may cut back the resources devoted to knowledge exchange products and services, and in particular new products and services such as ours, before they cut back on other products and services, harming our revenue to a greater degree than the revenue of companies with different products and services.

                         Risks Related to This Offering

Investors will be relying on our management's judgment regarding the use of proceeds from this offering, and the manner in which our management chooses to use the proceeds may not result in a net tangible benefit to us, resulting in a decrease in our stock price.

  We do not have a definitive quantified plan with respect to the use of the net proceeds of this offering and have not committed any of these proceeds to any particular purpose apart from working capital and general corporate purposes. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. The manner in which our management may choose to use the proceeds of this offering may not result in a tangible increase in our value, and our stock price may therefore decrease. Some of the uses we currently anticipate include expansion of our sales and marketing operations, increased spending in the areas of research and development and customer support, broadening our operational and administrative infrastructure, the leasing of additional facilities and for working capital and other general corporate purposes. We may also use a portion of the proceeds for strategic alliances and acquisitions. These investments may not yield a favorable return, which in turn may adversely affect the stock price.

Our executive officers, directors and large stockholders can exert control over us to the detriment of minority stockholders.

  After this offering, our executive officers, directors and stockholders holding more than 5% of our outstanding common stock, all of whom are identified in the section of this prospectus titled "Principal Stockholders," will together control approximately 59% of our outstanding common stock, taking into account the outstanding shares they owned as of September 1, 2000. As a result, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control. The delay or prevention of a change in control may be unfavorable to a minority shareholder by reducing our stock price.

Sales of shares eligible for future sale after this offering could cause our stock price to decline.

  We will have 39,811,451 shares of common stock outstanding upon the completion of this offering, assuming no exercise of outstanding options or warrants. If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of these 39,811,451 shares outstanding upon completion of this offering, all of the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

     Date of Availability for Sale                              Number of Shares
     -----------------------------                              ----------------
     At the date of this prospectus............................     8,000,000
     181 days after the date of this prospectus................    25,493,099
     Periodically thereafter...................................     6,318,352

The anti-takeover provisions in our charter documents could adversely affect the rights of the holders of our common stock.

  Our board of directors could choose not to negotiate with a potential acquiror that it did not feel was in our strategic interests. If the potential acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

  Upon the closing of this offering, our Certificate of Incorporation and Bylaws will contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors will have staggered terms that makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

  Our board of directors also has the ability to issue preferred stock, which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions apply even if some stockholders consider the offer to be beneficial.

The liquidity of our common stock is uncertain since it has not been publicly traded.

  There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that would prevail in a liquid trading market.

If we need additional financing, we may not obtain the required financing on favorable terms and conditions.

  We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. We expect to use the net proceeds of this financing primarily to expand sales and marketing activities, fund research and development, fund continued operations, and possibly make future acquisitions. We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements without needing to raise additional capital in the foreseeable future. However, if we are unable to meet our working capital and capital expenditure requirements with the net proceeds from this offering and from our revenue, we will need to raise additional funds earlier. In addition, we may need to raise additional funds in order to respond to business contingencies which may include the need to:

  .  fund more rapid expansion, including acquisitions;

  .  fund additional marketing expenditures;

  .  develop new or enhance existing products and services;

  .  enhance our operating infrastructure;

  .  hire additional personnel;

  .  respond to competitive pressures; or

  .  acquire complementary businesses or necessary technologies.

  If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited.

Market prices of Internet and technology companies have been highly volatile and the market for our stock may be volatile as well.

  The stock market has experienced significant price and trading volume fluctuations and the market prices of technology companies generally and Internet-related companies particularly, have been extremely volatile. Recent initial public offerings by technology companies have been accompanied by exceptional share price and trading volume changes in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of management's attention and resources.

New investors will suffer immediate and substantial dilution in the tangible net book value of their stock.

  We expect the initial public offering price to be substantially higher than the net tangible book value per share of the common stock. The pro forma net tangible book value of a share of common stock prior to this offering is $1.29 per share and the price per share paid by promoters, officers, and directors, assuming exercise of their options, is $0.80 per share. Assuming an initial public offering price of $10.00 per share and no exercise of the underwriters' over-allotment option, the net tangible book value on shares of common stock will be only $2.88. Thus our new investors would suffer dilution of $7.12. Additional dilution may be incurred if holders of stock options, whether currently outstanding or subsequently granted, including members, officers, and directors, exercise their options or if warrant holders exercise their warrants to purchase common stock. For example, there is an immediate dilution of $9.20 per share in comparing the price paid by new investors to the price paid or payable by our officers, directors, promoters, and affiliated persons for their stock and to exercise their outstanding options.

      Special Note Regarding Forward-Looking Statements and Industry Data

  This prospectus includes forward-looking statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. In addition, examples of the kinds of forward-looking statements in this prospectus include statements regarding the following:

  (1) our ability to compete effectively in our industry,

  (2) our plans to enhance our existing product and services,

  (3) our plans to expand the use of our product and services within the applications and industries we currently target and within new applications and industries,

  (4) our plans to add additional eHub members and strategic partners,

  (5) our plans to expand internationally,

  (6) our expectations of expanding our technical, and sales and marketing personnel, and technology, management and facilities infrastructure, and

  (7) our business strategies and plans.

These statements are only predictions, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the 8,000,000 shares being offered by us at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $72.1 million, or approximately $83.3 million if the underwriters' over-allotment option is exercised in full.

  We do not have specific uses committed for the net proceeds of this offering. The size of the offering has been determined primarily based upon our desire to raise a sufficient amount of capital to afford to us significant business flexibility in the future.

  The principal purposes of this offering are:

  .  to obtain additional working capital;

  .  to create a public market for our common stock;

  .  to facilitate future access by Docent to public equity markets; and

  . to enhance our ability to use our stock to make future acquisitions due to the fact that our shares will be publicly traded. We may use a portion of the net proceeds to acquire or invest in complementary businesses. Examples include companies that have additional products we could provide to our customers or technologies that would enhance our current product offerings, or companies that could expand our services to additional geographic regions. However, we are not presently contemplating any acquisitions, and we have no current agreements or commitments with respect to any such acquisition.

  We will have broad discretion in the way we use the net proceeds.

                                DIVIDEND POLICY

  The payment of dividends is within the discretion of our board of directors. Our ability to pay any future dividends will depend on our earnings, operating and financial condition, projected capital requirements and restrictions under our credit facilities. In this regard, our credit facility with Silicon Valley Bank restricts our ability to declare cash dividends without the consent of Silicon Valley Bank. Notwithstanding the foregoing, we have never declared or paid any cash dividends on shares of our capital stock and do not intend to do so at any time in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth the following information:

  .  our actual capitalization as of June 30, 2000;

  . our pro forma capitalization as of that date after giving effect to the issuance in August and September 2000 of 2,598,875 shares of our Series F convertible preferred stock raising net proceeds of approximately $18.8 million and the conversion of all outstanding shares of convertible preferred stock into 24,710,135 shares of common stock upon completion of this offering; and

  . our pro forma capitalization as adjusted to reflect the receipt of the net proceeds from our sale of 8,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      As of June 30, 2000
                                                          (unaudited)
                                                 -------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                 --------  --------- -----------
                                                 (in thousands except for share
                                                      and per share data)
Notes payable and capital lease obligations,
 noncurrent....................................  $  1,036   $ 1,036   $  1,036
                                                 --------   -------   --------
Convertible preferred stock; $0.001 par value
 27,283,816 shares authorized; 22,111,260
 shares issued and outstanding actual; none
 issued and outstanding pro forma and pro forma
 as adjusted...................................    64,010        --         --
                                                 --------   -------   --------
Stockholders' equity (deficit):
Common stock; $0.001 par value, 38,800,000
 shares authorized, 6,230,429 shares issued and
 outstanding actual; 30,940,564 shares issued
 and outstanding pro forma and
 38,940,564 shares issued and outstanding pro
 forma as adjusted.............................         6        31         39
Additional paid-in capital.....................    44,511   127,290    199,382
Receivables from stockholders..................      (201)     (201)      (201)
Unearned stock-based compensation..............   (19,883)  (19,883)   (19,883)
Accumulated deficit............................   (67,371)  (67,371)   (67,371)
                                                 --------   -------   --------
Total stockholders' equity (deficit)...........   (42,938)   39,866    111,966
                                                 --------   -------   --------
Total capitalization...........................  $ 22,108   $40,902   $113,002
                                                 ========   =======   ========

This table does not include:

  . 4,470,420 shares subject to outstanding options as of June 30, 2000 at a weighted average exercise price per share of $2.03;

  . 6,000,000 shares of common stock reserved for future issuances under our 2000 Omnibus Equity Incentive Plan;

  . 1,500,000 shares of common stock reserved for future issuances under our 2000 Employee Stock Purchase Plan;

  . 3,291,921 shares of common stock subject to outstanding warrants at a weighted average exercise price per share of $6.67 as of June 30, 2000;

  . the issuance between July 1, 2000 and September 1, 2000 of 870,887 shares of common stocks to service providers and pursuant to exercise of options; and

  . the amendment to our certificate of incorporation upon completion of this offering to increase our authorized common stock and to decrease our authorized preferred stock.

  Upon completion of this offering, each outstanding share of convertible preferred stock will convert into one share of common stock.

                                    DILUTION

  Our pro forma net tangible book value as of June 30, 2000, was approximately $39.9 million or $1.29 per share of common stock. This represents the amount of our tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding assuming (i) the conversion of all our outstanding shares of preferred stock as of June 30, 2000 into 22,111,260 shares of common stock; and (ii) the issuance in August and September 2000 of 2,598,875 shares of Series F convertible preferred stock for net proceeds of approximately $18.8 million and the conversion of these shares into common stock. After giving effect to the sale of the 8,000,000 shares of our common stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value at June 30, 2000 would have been $112.0 million, or $2.88 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.59 per share and an immediate dilution to new investors of $7.12 per share. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $10.00
     Pro forma net tangible book value per share as of June 30,
      2000....................................................... $1.29
     Increase per share attributable to new investors............ $1.59
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         2.88
                                                                        ------
   Net tangible book value dilution per share to new investors...       $ 7.12
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new public investors (based upon an assumed initial public offering price of $10.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses):

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 30,940,564    79%  $ 81,848,000    51%     $ 2.64
New public investors......  8,000,000    21     80,000,000    49       10.00
                           ----------   ---   ------------   ---
  Total................... 38,940,564   100%  $161,848,000   100%       4.16
                           ==========   ===   ============   ===

  The above tables assume no exercise of stock options or warrants outstanding as of June 30, 2000 and gives effect to the issuance in August and September 2000 of 2,598,875 shares of Series F convertible preferred stock and the conversion of these shares and all shares of our preferred stock outstanding as of June 30, 2000 into common stock upon completion of this offering. As of June 30, 2000, there were options outstanding to purchase a total of 4,470,420 shares of common stock at a weighted average exercise price of $2.03 per share under our 1997 Stock Option Plan, and 3,291,921 shares of common stock subject to outstanding warrants at a weighted average exercise price per share of $6.67. There are also 7,500,000 shares of common stock reserved for issuance in the future under our stock plans for our employees and consultants. See "Capitalization," "Management--Compensation Plans" and Notes 8 and 9 of Notes to Consolidated Financial Statements.

  Over the past five years, our officers, directors, promoters and affiliated persons, excluding venture capital funds of which the directors are partners, have purchased 4,710,873 shares of common stock and currently own options, warrants or other rights to acquire 886,479 shares of our common stock. The total effective cash contribution for these purchases, calculated as though all options, warrants or rights to purchase the shares of common stock have been exercised, is equal to $4,472,578. This equals an average per share price of $0.80. The gross proceeds expected to be raised from this offering, not including any overallotment option exercise, is $80,000,000, which equals $10.00 per share. This represents an immediate dilution to new investors of $9.20 per share as compared to the total effective cash contribution of purchases by our officers, directors, promoters and affiliated persons.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other information contained in this prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data at December 31, 1997 are derived from the audited balance sheet not included herein.

  The selected consolidated financial data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are derived from our unaudited consolidated financial statements, which in the opinion of our management include only normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results expected for the full year. The six month data should be read in conjunction with our unaudited consolidated financial statements included in this prospectus.

                                                              Six Months Ended
                                  Years Ended December 31,        June 30,
                                  --------------------------  -----------------
                                   1997     1998      1999     1999      2000
                                  -------  -------  --------  -------  --------
                                                                (unaudited)
                                    (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Revenue:
 License........................  $   335  $   297  $    141  $    41  $    663
 Services and maintenance.......       60      244       651      131     1,801
                                  -------  -------  --------  -------  --------
   Total revenue................      395      541       792      172     2,464
                                  -------  -------  --------  -------  --------
Costs and expenses:
 Cost of license................       35       23        29        4        10
 Cost of services and
    maintenance (exclusive of
    stock-based compensation of
    $0 and $78 in 1998 and 1999
    and $2 and $139 (unaudited)
    for the six months ended
    June 30, 1999 and 2000).....       18      750     1,201      460     3,173
 Research and development
    (exclusive of stock-based
    compensation of $3 and $517
    in 1998 and 1999 and $92 and
    $926 (unaudited) for the six
    months ended June 30, 1999
    and 2000)...................      653    2,242     2,482    1,049     1,856
 Sales and marketing (exclusive
    of stock-based compensation
    of $22 and $3,030 in 1998
    and 1999 and $339 and
    $15,614 (unaudited) for the
    six months ended June 30,
    1999 and 2000)..............      718    2,491     8,890    3,465    11,676
 General and administrative
    expenses (exclusive of
    stock-based compensation of
    $241 and $909 in 1998 and
    1999 and $46 and $1,848
    (unaudited) for the six
    months ended June 30, 1999
    and 2000)...................      524    1,232     2,321      667     2,485
 Stock-based compensation.......      --       266     4,534      479    18,527
                                  -------  -------  --------  -------  --------
   Total costs and expenses.....    1,948    7,004    19,457    6,124    37,727
                                  -------  -------  --------  -------  --------
   Loss from operations.........   (1,553)  (6,463)  (18,665)  (5,952)  (35,263)
Interest income and other
 expense, net...................       48       29       (48)     (72)      263
                                  -------  -------  --------  -------  --------
   Net loss.....................   (1,505)  (6,434)  (18,713)  (6,024)  (35,000)
Deemed dividend and accretion on
 convertible preferred stock....      --       --     (1,354)     --     (9,614)
                                  -------  -------  --------  -------  --------
   Net loss attributable to
    common stockholders.........  $(1,505) $(6,434) $(20,067) $(6,024) $(44,614)
                                  =======  =======  ========  =======  ========
Net loss per share attributable
 to common stockholders:
 Basic and diluted..............  $ (0.55) $ (2.24) $  (5.19)  $(1.67) $  (9.99)
                                  =======  =======  ========  =======  ========
 Weighted average common shares
  outstanding...................    2,717    2,869     3,868    3,607     4,464
                                  =======  =======  ========  =======  ========
Pro forma net loss per share
 (unaudited):
 Basic and diluted..............                    $  (1.10)          $  (1.64)
                                                    ========           ========
 Weighted average common shares
  outstanding...................                      17,013             24,633
                                                    ========           ========

                                           As of December 31,
                                        --------------------------  As of June
                                         1997     1998      1999     30, 2000
                                        -------  -------  --------  -----------
                                                                    (unaudited)
                                                   (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents............. $ 2,113  $ 2,968  $ 12,773   $ 23,413
 Working capital.......................   1,906    1,862     9,938     18,773
 Total assets..........................   2,504    4,183    15,302     29,634
 Notes payable and capital lease
  obligations, noncurrent..............     --       162     1,117      1,036
 Convertible preferred stock...........   3,867   10,615    33,288     64,010
 Total stockholders' deficit...........  (1,700)  (8,024)  (23,330)   (42,938)

  The following information has been extracted from the financial records of Stanford Testing Systems, Inc., our predecessor company, for the years ended December 31, 1995 and 1996, and is unaudited:

                                                                 Years Ended
                                                                 December 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (in thousands)
Statement of Operations Data:
 Total revenue................................................. $  231  $   244
 Net loss......................................................    (43)    (174)

                                                                    As of
                                                                 December 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (in thousands)
Balance Sheet Data:
 Total assets.................................................. $   76  $    90
 Long-term liabilities.........................................     84      252

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and the other financial information together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

  General

  Docent was incorporated in June 1997 to enhance and market the corporate online learning products initially developed by Stanford Testing Systems. Stanford Testing Systems had primarily marketed test preparation, assessment and educational content products to the academic market. In June 1997, immediately prior to its merger into Docent, the test preparation, assessment and educational content assets of Stanford Testing Systems, as well as its tradename, were provided to affiliates of Docent, who subsequently sold them to an unaffiliated third party. From these origins, Docent has developed its current knowledge exchange eHub platform. During 1997, approximately $88,000, or 22%, of Docent's revenue was derived from Stanford Testing Systems sales prior to June 1997 in the academic market.

  Sources of Revenue and Revenue Recognition

  We generate revenue from the sale of our products and services to our knowledge exchange eHub constituents, which are enterprises, content providers and professional communities, and from our reseller partners. To date, we have primarily generated revenue from direct sales to our domestic enterprise customers.

  Enterprise customers have the option of purchasing licenses for the Docent Enterprise software or alternatively using our Application Service Provider offerings. Our license agreements are time-based or perpetual. Our time-based licenses require license holders to pay a monthly fee, which is based on the number of participants and includes maintenance and support. Our perpetual licensees pay an initial fee based on the number of participants and may enter into annual maintenance contracts that include the right to receive periodic upgrades, error corrections, and telephone and Web-based support. Our Application Service Provider offerings allow enterprise customers to host their knowledge exchange solutions on our servers. We charge an initial set-up fee plus an ongoing monthly fee, which includes access to telephone and Web-based support. Customers with perpetual or time-based licenses can also outsource the hosting of their system on our servers for a monthly fee.

  In conjunction with the licensing of our Docent Enterprise software, we offer professional services in areas such as implementation and training. In the future, we expect to act as a reseller of third party content to our enterprise customers and to receive commission revenue on these sales. To date, most of our enterprise customer revenue has been based on perpetual software licenses and professional services.

  We typically sign multi-year royalty agreements with our content providers to deliver their content over the Web. Under these agreements, we receive a minimum annual payment and a percentage of the revenue they receive in excess of the minimum payment for content which they or third parties, such as resellers or professional communities described below, provide to customers. For that minimum payment, we provide our software and application hosting. In the first year of the agreement, as part of the minimum payment, we also provide professional services such as marketing, implementation and training. During subsequent years, these services are available for an additional fee. To date, almost all of our revenue from content providers has consisted of the minimum annual payments.

  We have generated small amounts of revenue to date, and expect to generate additional revenue, from professional communities in two ways: directly from the professional community and indirectly from content providers. We typically sign multi-year royalty agreements with our professional community customers under which we receive a minimum annual payment. For that minimum payment, we provide our software and application hosting. In the first year of the agreement as part of the minimum payment, we also provide professional services in areas such as marketing, implementation and training. During subsequent years, these professional services are available for an additional fee. Because the professional communities usually provide their members with access to content from our content providers, our content providers would receive revenue which is included in the calculation of the royalties we are entitled to receive from our content providers as described above. In late 1999, we entered into our first agreements with these professional communities and almost all of our revenue to date from them has consisted of minimum annual payments.

  We generate revenue from our reseller partners who purchase our products and maintenance services along with content from our content providers and resell them to their customers. To date, resellers have typically sold both perpetual licenses to our software and annual maintenance agreements. They usually provide additional professional services themselves, but may also resell some of our professional services. Generally, they receive a discount from our list prices. When they resell content from our content providers, our content providers would receive revenue that is included in the calculation of the royalties we are entitled to receive from our content providers as described above. We have only recently entered into agreements with reseller partners and have received little revenue to date from them.

  In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, as amended we recognize revenue from licensing of our software if all of the following conditions are met:

  .  There is persuasive evidence of an arrangement;

  .  We have delivered the product to the customer;

  .  Collection of the fees is probable; and

  . The amount of the fee to be paid by the customer is fixed or determinable.

  For arrangements involving customer acceptance, revenue recognition is deferred until the earlier of the end of the acceptance period or until written notice of acceptance is received from the customer.

  For arrangements involving significant modification and customization of our software product, we recognize revenue using the percentage-of-completion method. However, where there are customer acceptance clauses which we do not have an established history of meeting or which are not considered to be routine, we recognize revenue when the arrangement has been completed and accepted by the customer.

  For arrangements which include multiple elements, such as product license, maintenance and support, hosting and professional services, we allocate revenue to all undelivered elements, usually maintenance and support, hosting and professional services, based on objective evidence of the fair value of those elements. Fair value is specific to us and represents the price for which we sell each element separately. Any amount remaining is allocated to the delivered elements, generally only the product license, and recognized as revenue when the conditions discussed above are met.

  We recognize revenue from fees for ongoing maintenance and support ratably over the period of the maintenance and support agreement, which is generally one year. We recognize revenue allocated to, or fees generated from, the separate selling of professional services as the related services are performed. Fees associated with hosting services, including any initial set-up fee, are recognized ratably over the period of the hosting agreement, which is generally one year.

  For arrangements with our content providers, the minimum fee is allocated among the separate elements, including professional services and hosting, based on the fair value of each of these elements. Any minimum royalty amount is recognized as revenue ratably over the period in which it is earned, which is generally one year. Any royalty over and above the minimum is recognized upon receipt of a revenue report from the content provider.

  Revenue from sales through resellers are recognized upon sale to end users provided all the conditions for revenue recognition set forth above have been met.

  Customer billings which have not been recognized as revenue in accordance with the above policies are shown on the balance sheet as deferred revenue.

  Costs and expenses

  Our cost of license revenue includes the cost of manuals and product documentation, production media and shipping costs. Our cost of service and maintenance revenue includes salaries and related expenses of our professional services organization and charges related to hosting activities and other third party services.

  Research and development, sales and marketing, and general and administrative expense categories include direct costs such as salaries, employee benefits, travel and entertainment, and allocated communication, information technology, rent and depreciation. Sales and marketing expenses also include sales commissions and expenditures related to public relations, advertising, trade shows and marketing campaigns. General and administrative expenses also include costs such as legal and financial services fees.

  Stock-based compensation consists of two components. The first component is amortization of unearned stock-based compensation recorded in connection with stock option grants to our employees. This amount represents the difference between the deemed fair value of our common stock for accounting purposes on the date these stock options were granted and the exercise price of those options. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. The second component is the fair value of common stock and other equity instruments issued to non-employees in exchange for services. We use the Black-Scholes pricing model to estimate the fair value of other equity instruments granted to non-employees.

  History of Losses

  We have incurred significant costs to develop our technology and products and for our engineering, sales, marketing, professional services and administration departments. As a result, we have incurred significant losses since inception and as of June 30, 2000, had an accumulated deficit of $67.4 million. We believe our success is contingent on increasing our customer and partner base, continually enhancing our Docent Enterprise product and expanding the number of our eHub members. We intend to continue to invest heavily in sales, marketing, research and development, and administrative personnel and infrastructure. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

Results of Operations

Six Months Ended June 30, 2000 and 1999

  Revenue

  Total revenue increased $2.3 million, from $172,000 for the six months ended June 30, 1999 to $2.5 million for the six months ended June 30, 2000. The increase in revenue was primarily attributable to increases in the number of customers and revenue per customer. The growth in our customer base is primarily due to the increased market acceptance of our product and an increase in the size of our sales and marketing organization. The growth in revenue per customer is a reflection of the evolution of our business strategy toward focusing on larger enterprise opportunities.

  Total license revenue increased $622,000, from $41,000 for the six months ended June 30, 1999 to $663,000 for the six months ended June 30, 2000. The increase in revenue was primarily attributable to increases in the number of customers and revenue per customer described above.

  Total service and maintenance revenue increased $1.7 million, from $131,000 for the six months ended June 30, 1999 to $1.8 million for the six months ended June 30, 2000. The increase in revenue was primarily attributable to increases in the number of customers and revenue per customer described above. To a lesser extent, the increase was due to the cumulative effect of renewals of annual maintenance agreements.

  In the six months ended June 30, 2000, no customer accounted for sales greater than 10% of total revenue. In the six months ended June 30, 1999, sales to Microsoft accounted for 29% and sales to Veritas accounted for 11% of our revenue.

  Costs and Expenses

  Cost of license revenue has not materially changed for the six-month periods ended June 30, 1999 and 2000, and consisted primarily of the fixed costs of delivering the software. Cost of service and maintenance revenue increased $2.7 million, or 590%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, due to increases in personnel in our professional services organization.

  Research and development. Research and development expenses increased $807,000, or 77%, from the six months ended June 30, 1999 to the six months ended June 30, 2000. The increase was primarily attributable to increases in the number of research and development personnel. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect research and development expenses to increase significantly in future periods.

  Sales and marketing. Sales and marketing expenses increased $8.2 million, or 237%, from the six months ended June 30, 1999 to the six months ended June 30, 2000. The increase

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

was primarily attributable to an increase in the number of employees in our sales and marketing organizations. Expenses relating to sales and marketing personnel increased $6.5 million from the six months ended June 30, 1999 to the six months ended June 30, 2000. Expenses relating to marketing activities including advertising, trade shows, promotional materials and public relations, increased $1.7 million from the six months ended June 30, 1999 to the six months ended June 30, 2000. We believe our sales and marketing expenses will continue to increase in absolute dollar amounts in future periods as we expect to continue to expand our sales and marketing efforts.

  General and administrative. General and administrative expenses increased $1.8 million, or 273%, from the six months ended June 30, 1999 to the six months ended June 30, 2000. The increase was primarily attributable to an increase in administrative employees and in the amount of outside professional service fees. Expenses relating to general and administrative personnel increased $1.4 million from the six months ended June 30, 1999 to the six months ended June 30, 2000. Fees for outside professional services, such as attorneys and accountants, increased $449,000 from the six months ended June 30, 1999 to the six months ended June 30, 2000. We believe general and administrative expenses will continue to increase in absolute dollars, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business and assume the responsibilities of a public company.

  Stock-based compensation. In connection with the issuance of common stock and the granting of stock options and warrants to our employees and non-employees, we recorded stock-based compensation totaling approximately $43.0 million as of June 30, 2000. Stock-based compensation expense relating to the common stock, options and warrants was $18.5 million for the six months ended June 30, 2000 and $479,000 for the six months ended June 30, 1999. As of June 30, 2000, we had an aggregate of $19.9 million of deferred stock-based compensation to be amortized.

  The amortization of the remaining deferred stock-based compensation is expected to result in additional charges to operations as follows: $6.3 million in the remaining six months ending December 31, 2000; $7.1 million in 2001; $3.8 million in 2002; $2.1 million in 2003; and $557,000 in 2004.

  During the six months ended June 30, 2000, we issued warrants to third parties to purchase up to 2,446,932 shares of Series E convertible preferred stock and 200,000 shares of common stock as incentives to enter into strategic partnership agreements with us. In connection with the issuance of these warrants we recorded an inducement charge of $12.9 million in sales and marketing, which is included in the $18.5 million charge, above.

  Interest income and other expense, net

  Interest income and other expense, net consists of interest income, interest expense and other non-operating expenses. Interest income and other expense, net increased $335,000 from the six month period ended June 30,1999 to the six month period ended June 30, 2000. Both interest income and expense increased from the six months ended June 30, 1999 to the six months ended June 30, 2000. Interest income increased from a higher average invested cash proceeds from financing activities. This was partially offset by increased interest expense related to equipment loans, the proceeds of which were primarily used to purchase computer equipment and office furniture.

Years Ended December 31, 1999, 1998 and 1997

  Revenue

  Total revenue increased $251,000, or 46%, from 1998 to 1999, and $146,000, or 37%, from 1997 to 1998. The increase in revenue from 1998 to 1999 was primarily attributable to an increase in revenue per customer reflecting the evolution of our business strategy toward focusing on larger enterprise opportunities. The increase in deferred revenue on our balance sheet from $501,000 as of December 31, 1998, to $1.1 million as of December 31, 1999, also reflects this shift in focus. The increase in revenue from 1997 to 1998 was primarily attributable to an increase in the number of customers and partly attributable to an increase in revenue per customer.

  Total license revenue decreased $156,000, or 53%, from 1998 to 1999, and $38,000, or 11%, from 1997 to 1998. This decline in license revenue was attributable to an increase in revenue from multiple element enterprise agreements as compared to one-time perpetual license sales. In accordance with our revenue recognition policy, a larger portion of revenue is initially allocated to the service elements of these multiple element agreements, and as a result our license revenue from the agreements is less.

  Our service and maintenance revenue increased $407,000, or 167%, from 1998 to 1999, and $184,000, or 307%, from 1997 to 1998. The increase in revenue in both years was primarily attributable to the increase in the number of larger enterprise agreements described above, which typically include large service components. Under our revenue recognition policy, a larger portion of revenue is initially allocated to the service elements of these agreements. To a lesser extent, the increase was due to the cumulative effect of renewals of annual maintenance agreements.

  In 1999, sales to Impiric, a division of Young & Rubicam, accounted for 27% of our revenue. In 1998, sales to Veritas Software accounted for 26%, sales to Sun Microsystems accounted for 13% and sales to Lucent Technologies accounted for 12% of our revenue. In 1997, sales to Sun Microsystems accounted for 13% of our revenue.

  Costs and Expenses

  Cost of license revenue remained relatively constant in 1999, 1998 and 1997 and consisted primarily of the fixed costs of delivering the software. Cost of service and maintenance revenue increased $451,000, or 60%, from 1998 to 1999, and increased $732,000 to $750,000 in 1998, from $18,000 in 1997, due to increases in personnel in our professional services organization.

  Research and development. Research and development expenses increased $240,000, or 11%, from 1998 to 1999, and $1.6 million, or 243%, from 1997 to
1998. The increases were primarily attributable to increases in the number of research and development personnel. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect research and development expenses to increase significantly in future periods.

  Sales and marketing. Sales and marketing expenses increased $6.4 million, or 257%, from 1998 to 1999, and $1.8 million, or 247%, from 1997 to 1998. The increase from 1998 to 1999 was primarily attributable to an increase in the number of employees in our sales, marketing and professional services organizations, as well as the costs associated with the establishment of sales offices in additional domestic and international locations. Expenses relating to sales and marketing personnel increased $4.4 million from $1.4 million in 1998 to $5.8 million in 1999. Expenses relating to marketing activities, including trade shows, promotional materials and public relations, increased $640,000 from $528,000 in 1998 to $1.2 million in 1999. In 1999 and 1998, our professional services organization split its efforts between the performance of service and maintenance work for customers and the development of new customers. As a result, expenses of $1.4 million and $150,000 associated with the professional services organization were charged to sales and marketing expense for 1999 and 1998, respectively. The $1.8 million increase in sales and marketing expenses from 1997 to 1998 was primarily attributable to an increase in the number of employees in our sales and marketing organizations. We believe our sales and marketing expenses will continue to increase in absolute dollar amounts in future periods as we expect to continue to expand our sales and marketing efforts.

  General and administrative. General and administrative expenses increased $1.1 million, or 88%, from 1998 to 1999, and $708,000, or 135%, from 1997 to
1998. The increase from 1999 to 1998 was primarily attributable to an increase in administrative employees and in the amount of recruitment and outside professional services fees. Expenses relating to general and administrative personnel increased $460,000 from $926,000 in 1998 to $1.4 million in 1999. Recruitment fees increased $332,000 from $15,000 in 1998 to $347,000 in 1999. Fees for outside professional services, such as attorneys and accountants, increased $192,000 from $156,000 in 1998 to $348,000 in 1999. The $708,000 increase in general and administrative expenses from 1997 to 1998 was primarily attributable to an increase in administrative employees and outside professional services fees. We believe general and administrative expenses will continue to increase in absolute dollars, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business and assume the responsibilities of a public company.

  Stock-based compensation. In connection with the issuance of common stock and the granting of stock options and warrants to our employees and non-employees, we recorded stock-based compensation totaling approximately $11.8 million as of December 31, 1999. Stock-based compensation expense relating to the common stock, options and warrants was $4.5 million for the year ended December 31, 1999 and $266,000 for the year ended December 31, 1998. As of December 31, 1999, we had an aggregate of $7.2 million of deferred compensation to be amortized.

  Interest income and other expense, net

  Interest income and other expense, net consists of interest income, interest expense and other non-operating expenses. The $77,000 decrease in interest and other expense, net from 1998 to 1999 is attributable to interest expense related to equipment loans, the proceeds of which were primarily used to purchase computer equipment and office furniture, partially offset by interest income from average invested cash proceeds from financing activities. The $19,000 decrease in interest and other expense, net from 1997 to 1998 is attributable to increased interest expense related to equipment loans.

Provision for Income Taxes

  We incurred operating losses for all periods from inception through December 31, 1999 and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets.

  As of December 31, 1999, we had net operating loss carry-forwards for federal tax purposes of approximately $16.1 million and for state tax purposes of approximately $15.7 million. These federal and state tax loss carry-forwards are available to reduce future taxable income and expire at various dates beginning 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

  Since inception, we have funded our operations primarily through the sale of equity securities, through which we have raised net proceeds of $58.5 million through June 30, 2000. As of June 30, 2000, we had approximately $23.4 million of cash and cash equivalents and outstanding equipment leases and notes payable of $2.3 million.

  Cash used in operating activities was $14.2 million in the six months ended June 30, 2000, $13.0 million in 1999, $5.5 million in 1998 and $1.3 million in 1997. The cash used during these periods was primarily attributable to net losses of $35.0 million during the six months ended June 30, 2000, $18.7 million during 1999, $6.4 million during 1998 and $1.5 million in 1997. During the first six months of 2000, and the years 1999 and 1998, these net losses required lower cash use due to non-cash compensation charges related to various equity instruments granted to employees and non-employees. Total expenses in relation to these grants were $18.5 million in the six months ended June 30, 2000, $4.5 million in 1999 and $266,000 in 1998.

  In addition, changes in operating assets and liabilities generated cash of $1.9 million in the six months ended June 30, 2000, $774,000 in 1999, $427,000 in 1998 and $194,000 in 1997. The increases during the periods primarily were the result of increases in accounts payable, accrued liabilities and deferred revenue offset by increases in accounts receivable and prepaid expenses as we expanded our business.

  Investment in property and equipment, excluding equipment acquired under capital leases, was $1.8 million in the six months ended June 30, 2000, $611,000 in 1999, $486,000 in 1998 and $242,000 in 1997.

  Cash provided by financing activities was $26.6 million during the six months ended June 30, 2000, $23.5 million in 1999, $6.9 million in 1998 and $3.6 million in 1997, resulting primarily from net proceeds from the sale of convertible preferred stock and, to a lesser extent, from bank borrowings. These amounts were partially offset by payments on capital lease obligations and notes payable of $441,000 in the six months ended June 30, 2000, $745,000 in 1999 and $59,000 in 1998.

  As of June 30, 2000, we did not have any material commitments for capital expenditures. Our principal commitments consisted of obligations of $3.7 million under operating leases and $206,000 under capital leases.

  During August and September, 2000, we issued 2,598,875 shares of Series F convertible preferred stock at $7.52 per share. We intend to use the approximately $18.8 million of net proceeds for working capital. The holders of Series F convertible preferred stock are entitled to receive dividends of $0.752 per share annually before we may pay dividends to the holders of common stock. The holders of Series F convertible preferred stock are also entitled to receive a payment of $7.52 per share (plus all declared and unpaid dividends) in the event of a merger, consolidation, sale or dissolution of us prior to payments being made to holders of other series of preferred stock and common stock. After payment has been made to the other series of preferred stock, the holders of Series F convertible preferred stock, participating with the holders of common stock and the holders of Series D and Series E convertible preferred stock, are entitled to receive additional payments until the holders of Series F convertible preferred stock have received an aggregate payment of $22.56 per share. After the holders of Series F convertible preferred stock receive an aggregate payment of $22.56 per share, they will not be entitled to additional payments. The Series F convertible preferred stock converts one-to-one into common stock subject to anti-dilution protection using various formulas in the event of most sales of securities by us at less than $7.52 per share. The Series F convertible preferred stock may, at the option of a holder at any time prior to redemption, be converted into common stock and converts automatically into common stock upon an initial public offering at a price per share in excess of $8.00 and with gross proceeds to us in excess of $35 million. The holders of Series F convertible preferred stock may request that we redeem up to one-third of the then-outstanding shares of Series F convertible preferred stock in equal installments in August 2004, 2005 and 2006.

  We currently anticipate that our available cash resources, combined with the net proceeds from our offering, will be sufficient to meet our presently anticipated working capital, capital expenditure and business expansion requirements for at least 12 months after the date of this prospectus. However, we may need to raise additional funds prior to this date to support a more rapid expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date until the year beginning after June 30, 2000. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities--An Amendment of FASB Statement No. 133. SFAS No. 138 amends the accounting and reporting standards for certain derivatives and hedging activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company will adopt SFAS No. 133 in its quarter ending March 31, 2001. To date, the Company has not engaged in derivative or hedging activities.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We have complied with the guidance in SAB 101 for all periods presented.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain of the provisions of FIN 44 prior to March 31, 2000 did not have a material impact on the financial statements. Management does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

  In various areas, including revenue recognition and stock-based compensation, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB continues to address revenue and other related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company's accounting for its operations.

Market and Currency Risk

  All of our revenue and capital spending is denominated in U.S. dollars. As of December 31, 1999, we were exposed to interest rate risk on the balance outstanding on our equipment loan and subordinated debt facility. The table below presents principal amounts by expected maturity and the weighed average interest rates of debt obligations which are sensitive to changes in interest rates.

                                                       Expected Maturity Date
                                                      -------------------------
                                                      2000   2001  2002  Total
                                                      ----- ------ ----- ------
                                                           (in thousands)
Equipment loan....................................... $ 137 $   12 $  -- $  149
Weighted average interest rate.......................  8.5%   8.5%  8.5%   8.5%
Subordinated debt facility........................... $ 957 $1,080 $ 363 $2,400
Weighted average interest rate....................... 12.2%  12.2% 12.2%  12.2%

  We believe that the fair value of our current borrowings approximates their carrying value due to the fact that the interest rates charged approximate a market rate.

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

                                    BUSINESS

The Company

  We provide infrastructure software products and services that enable the exchange of knowledge within and among our three groups of customers, which consist of large enterprises, educational content providers and online professional communities. Docent Enterprise, our Internet-based knowledge exchange software platform, goes beyond the simple delivery of learning content online, commonly known as eLearning. Our software products and services provide an infrastructure that enables our customers to create and operate an electronic knowledge exchange marketplace, which we also refer to as a knowledge exchange eHub. Our solutions provide the following value-added features and benefits to our customers:

  . Enterprises, or large organizations, can easily create and manage educational content that has been tailored to their specific requirements. They are also able to deliver this customized content to each individual user as and when requested. Enterprises can identify, for each of their users, the skill areas that need improvement and help enhance each user's competency level. This enables our customers to assess the effectiveness of their educational programs and can provide enterprises with a measurable impact on business results;

  . Educational content providers, or companies that develop educational material, can rapidly and cost-effectively generate additional revenue by bringing their offerings online and by participating in virtual knowledge exchange electronic marketplaces; and

  . Online professional communities, such as a group of salespeople or consultants communicating through the Internet, can generate additional revenue by offering their members a broad range of educational content from multiple sources as well as skill assessment and performance tracking.

  The majority of our revenue has been derived from the software and services we have sold to our enterprise customers. The majority of the remainder of our revenue has been derived from our content providers. We have received several awards and recognition for our industry leadership and product capabilities, including the Crossroads 2000 A-List Award and we were one of several companies to receive the 1999 Product of the Year Award from Call Center Solutions Magazine. We were also recognized in PC Week Magazine (November 16, 1999) with the best score among the seven learning management systems evaluated, and in brandon-hall.com's Integrated Learning Systems report (February 2000) as the "Best Integrated Learning System" and the "Best Solution for the Sales Organization." We do not know whether all of our competitors were included in the comparisons for which we received awards. Since January 1, 1999, we have recognized revenue from over 90 customers and business partners. In addition, as of September 22, 2000, we have contracts with another 15 customers and business partners from which we expect to receive revenue in the future. Our customers and business partners from whom we received at least $25,000 of revenue during the twelve months ended June 30, 2000 include Andersen Consulting, Ariba, Arthur Andersen, Autodesk, Baxter Pharmaceutical Products, Harvard Business School Publishing, Miller Heiman, Pitney-Bowes, Portera, Qwest Communications and Schering-Plough while other significant customers and business partners include AXA Insurance, FT Knowledge, Hewlett-Packard, Lucent Technologies and Merrill Lynch.

Industry Background

  Growth of the Internet as a Business Communication Cooperation and Exchange Platform

  The Internet is rapidly being adopted as a platform for communication and cooperation among businesses and is fundamentally changing the way companies operate. This new medium offers businesses the opportunity to streamline complex business processes, reduce transaction costs, increase process efficiencies and better serve their customers. Forrester Research concludes that 93% of firms expect to transact business on the Internet by 2002. In addition, Forrester Research estimates that business-to-business electronic commerce, or eCommerce, will grow from $406 billion in 2000 to $2.7 trillion in 2004. Of the total amount in this industry, Forrester Research expects the electronic marketplace segment to grow from $55 billion in 2000 to $1.4 trillion in 2004.

  The rapid growth in business-to-business eCommerce to date has given rise to Web-based marketplaces which automate communication among buyers and suppliers and facilitate transactions among businesses. Electronic marketplaces allow companies to access a broader selection of customers and suppliers, achieve greater economies of scale and streamline the buy/sell process, reducing many of the administrative costs associated with transacting business. These basic electronic marketplaces, however, do not typically provide the integration and value-added services and features required by industries characterized by a high level of transaction and process complexity.

  New Web-based platforms are emerging which extend the benefits of electronic marketplaces by integrating decentralized business processes such as training, procurement, reporting and sophisticated payment processing within companies and across businesses. These new business platforms are called electronic hubs, or eHubs. eHubs provide a foundation for seamlessly integrating the functionality of business process automation and electronic marketplace solutions. For the first time, these platforms provide effective automation solutions for industries characterized by product and service customization, complex business processes, highly interactive design, production and fulfillment workflows, and significant dependence on information exchange.

  Knowledge Exchange

  In today's highly competitive knowledge-based economy, people are often the most significant asset within an organization. Large amounts of information frequently need to be disseminated among employees, suppliers, distributors, customers, business partners and service providers, referred to as the extended enterprise. The ability to rapidly disseminate information to people throughout the extended enterprise has become mission critical. These extended enterprises require a flexible and easily accessible knowledge exchange platform that facilitates the interactions among the different constituents. The pervasive and interactive characteristics of the Internet are well suited to enabling this dissemination of knowledge and make eHubs an ideal knowledge exchange solution. While traditional learning and training methods are one facet of knowledge exchange within an organization, eHubs offer new capabilities which overcome the limitations of conventional approaches.

  Traditional Learning and Training

  Learning activities have historically consisted of classroom-based and instructor-led training programs. The delivery of learning and training through traditional instructor-led methods is characterized by a number of limitations that prevent these methods from facilitating a comprehensive knowledge exchange process.

  Limitations affecting organizations include:

  . Limited scalability. The facility and personnel requirements of traditional instructor-led methods limit scalability as organizations become larger and more geographically dispersed.

  . High cost. The cost of bringing participants to learning centers or classrooms is often prohibitive, both in terms of the direct travel expenses and the indirect opportunity costs associated with removing individuals from the workplace.

  . Inefficient delivery infrastructure. Traditional learning and training methods are limited by the difficulties associated with disseminating new content to a large and distributed group of participants. Previous attempts at technology-delivered learning, such as satellite television, are limited by the cost and complexity of the delivery infrastructure.

  . Limited measurement capabilities. Traditional learning and training methods lack an easy and automated means to track participants' performance results, hampering the ability of organizations to measure the impact and effectiveness of learning on an individual's performance. Furthermore, organizations have traditionally been unable to link training activities to relevant business metrics such as increases in revenue or the reduction of operating costs.

  Limitations affecting individual participants include:

  . Lack of personalization. Instructor-led programs typically result in a "one-size-fits-all" experience that is not tailored to the individual participant. This may result in a learning experience that is over- or under-inclusive for the individual participant and is not customized for that participant's learning style.

  . Event-oriented learning. Traditional learning has focused on broad topics delivered at scheduled times and specific locations. Therefore, participants are precluded from continuous access to specific learning objects or information on demand.

  eLearning

  The Internet provides a platform to address the limitations of traditional learning. Initial implementations of Web-based learning and training, commonly known as eLearning, use the Web primarily as a delivery platform. eLearning delivers learning events conveniently and directly to an employee, customer or supplier at the time and location of their choice, at a low incremental infrastructure cost and through standard Web browsers. Furthermore, because the Internet reaches broad and varied market segments, eLearning allows for economies of scale in what was previously a fragmented and inefficient environment. The development of eLearning has led to the emergence of three defined categories of customers:

     Enterprises. Many enterprises have realized that eLearning has significant and measurable advantages over traditional forms of knowledge delivery and training. These enterprises require a flexible and easily accessible knowledge exchange platform which facilitates the interaction among the different constituents. International Data Corporation, or IDC, projects that the United States corporate eLearning market will grow from approximately $1.1 billion in 1999 to $11.4 billion in 2003, representing a 79% compound annual growth rate.

     Content providers. Companies that sell educational content often are looking for scalable solutions that enhance their revenue growth opportunities and leverage their subject matter expertise. These companies frequently lack the technical and financial resources necessary to develop an effective online presence. However, many content providers recognize that Web-based learning represents a permanent transformation in their industry to which they must respond or risk the loss of market share to new entrants. According to IDC, the total United States corporate market for eLearning content, a subset of the overall eLearning market, will grow from approximately $735 million in 1999 to $6.2 billion in 2003, representing a 70% compound annual growth rate.

     Professional communities. Individual and small groups of professionals, such as salespeople, consultants and medical doctors, often have limited access to the learning resources available to large enterprises. As a result, these individual or small groups of professionals have joined online professional communities to facilitate access to these resources. However, these online communities lack an easy and cost-effective means to access and retrieve the most relevant learning materials from various resources and integrate them into a comprehensive learning plan.

  Next Generation Knowledge Exchange Solutions

  eLearning uses the Web primarily as a delivery platform to increase the convenience and lower the cost of training. However, eLearning solutions typically lack a number of features which would provide a more complete and effective knowledge exchange experience. These features include the ability to tailor content to individual participants, measure and track performance, support comprehensive eCommerce, and manage smaller knowledge objects, which are reusable course components, as opposed to monolithic courses. The next generation solutions are evolving from a simple delivery platform into Web-based knowledge exchange eHubs. These eHubs bring together enterprises, content providers and professional communities into one virtual marketplace and offer a greater array of features. Each of these constituents benefits from aggregation, integration, scale and expanded eCommerce opportunities. Additionally, individual participants benefit from an ongoing and personalized learning experience. Organizations benefit from greater efficiencies, more productive employees and higher returns on investments.

The Docent Solution

  We provide infrastructure software and services for creating and operating knowledge exchange eHubs. Using our technology platform and services, our customers can easily build and customize and run their own knowledge exchange eHub under their own brand. Our solutions are comprehensive, scalable and easily adaptable to changing circumstances, allowing our customers to develop knowledge exchanges that are customized for their existing and evolving requirements. New eHub participants can be quickly and easily added. Content providers who are seeking large concentrations of potential customers for their content are likely to be drawn to the eHub as the number of enterprise and professional community participants increases. As the number of content providers increases, enterprise and professional community participants benefit from a broader selection of content. Online professional communities benefit from increased traffic on their sites, repeat visits and greater usage times, commonly referred to as Website "stickiness." Professional communities also have the opportunity to derive revenue from the additional product and service offerings available as a result of the greater availability of content.

   Docent Enterprise, our software technology platform for building knowledge exchanges, enables our customers to:

  . develop, recommend and manage personalized instruction based on an individual's skill gaps or competency level in a format we refer to as a "learning plan;"

  .  customize and deliver content on demand;

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

  . measure and aggregate individual results, assess program effectiveness, and refine profiles and learning plans;

  .  quantify learning outcomes as they relate to business goals;

  .  integrate the eHub with other enterprise applications; and

  .  implement and manage a wide range of eCommerce processes.

  Benefits to Enterprises

    Greater efficiencies. Our solutions allow large enterprises to increase operational efficiencies and reduce transaction costs by using the Web to enhance the information flow in the knowledge exchange process. For example, new product training can be accomplished online rather than by sending a marketing team on a product roadshow. The speed and efficiency with which content is delivered on the Web significantly reduces the time and cost required to design new learning programs and reduces costs such as travel expenditures.

    More effective knowledge transfer to employees. Our solutions allow content to be personalized to individual participants' needs and presented as an integrated learning plan. Individual participants only access the content they need, when they need it. Each participant's activities are assessed and results are automatically tracked and measured in our participant database. This data can be used to further refine the participant's learning profile, be correlated with other enterprise data to make further recommendations, demonstrate efficiencies of learning programs as they relate to business results, and provide guidance for management decisions.

    One-stop knowledge exchange solution. We provide enterprise customers with broader access to content from third party educational content providers. Our enterprise customers benefit from a single platform that easily makes a wide range of content available to a globally dispersed audience of employees, business partners and customers.

    Faster time-to-results. Our solutions can be implemented quickly and easily. In addition, our software technology platform enables organizations to rapidly convert and customize existing training material into reusable knowledge objects for delivery over the Web.

  Benefits to Content Providers

    New revenue opportunities. Our solutions enable content providers to realize new revenue streams from the sale of Web-delivered content that is available continuously and reaches geographically dispersed audiences. Furthermore, our solutions allow for aggregation and cross-selling of other providers' content. Since content providers' own brands are promoted across the knowledge exchange eHubs, they can drive additional Web-based traffic to their traditional training offerings, and generate repeat business with more personalized offerings and learning plans. By participating in our knowledge exchange eHubs, content providers gain access to and leverage additional distribution channels such as our direct sales force, resale partners and professional communities with whom we have relationships.

    Focus on core competencies. Our product and services enable content providers to quickly and easily convert their existing content for deployment on the Web under their own brand. We also offer services to host their content. These services allow content

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

  providers to focus on providing quality content, rather than developing new skills in technology implementation and Web development.

    Improved business effectiveness. Our solutions allow content providers to capture previously unavailable data on participant performance results. Content providers can analyze and leverage this data to focus their sales efforts, improve and personalize content, identify new business opportunities and provide richer client services.

  Benefits to Professional Communities

    New revenue opportunities. Our solutions provide additional revenue opportunities to professional communities, our newest and presently our smallest category of customer. Online professional communities are able to generate revenue based on a revenue-sharing arrangement with content providers through which the professional community may receive a sales commission for the sale of content to its members. They can also drive additional Web-based traffic to traditional professional community products and services.

    Greater member participation. Our solutions allow professional communities to provide their members with access to high quality and relevant content that was previously difficult or costly to obtain. As a result, professional communities can increase their Website "stickiness."

    Improved learning experience. For the individual community members, we make content from multiple vendors available through a single source for both online and traditional instructor-led learning. Community members can thus maintain a record of their learning activities in one location and integrate multiple courses from multiple vendors into a single comprehensive learning plan based on their individual needs.

  Docent Enterprise, our software technology platform, combined with the services which we render in conjunction with Docent Enterprise, has been the source of all of our revenue over the last three fiscal years other than approximately $88,000 of revenue during the first half of fiscal 1997, as well as 1996 and 1995 revenue, generated by our predecessor company. We expect that our Docent Enterprise software and related services will continue to be the source of our future revenues for the foreseeable future.

Strategy

  Our objective is to enhance our position as a provider of enterprise knowledge exchange eHub solutions by building the most extensive network of enterprises, content providers and professional communities. The key elements of our strategy include:

    Increase direct sales force and strategic partnerships. Historically, our revenue has been generated through our direct sales efforts. We plan to increase our number of direct sales professionals, both domestically and internationally. In addition, we intend to increase the number of relationships with strategic partners, resellers and systems integrators. We intend to work with these parties to accelerate the growth of our global operations, provide additional customer implementation capabilities, expand our customer base and increase the number of content providers available through our eHubs. These relationships allow us to focus on our core areas of expertise while leveraging the strengths of complementary organizations.

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    Penetrate new and existing functional and vertical markets. To date, we have focused our efforts on sales, service and support organizations within segments of the technology, financial and business services, and healthcare industries. We are expanding the use of our products and services to include additional applications for the extended enterprise, including, for example, providing certification programs for our customers' reseller and business partners. In addition, we believe there are significant opportunities to further penetrate our existing vertical markets and service new industries. Ultimately, we plan to create an extended network of interconnected eHubs among these various constituencies both within vertical markets and across various application areas.

    Expand our international presence. Our marketing efforts primarily have been focused in North America and selected countries in Europe. We believe that there are significant opportunities for our solutions in Europe and Asia. We plan to further increase our international presence in order to take advantage of these opportunities and others as appropriate.

    Continue to enhance our products and services capabilities. We plan to continue to enhance the features and functions of our products and services. In particular, we plan to focus on enhancing our capabilities in managing a wide variety of knowledge objects, tailoring content to individual participants, transaction processing and data analysis. For instance, we plan to expand our ability to capture and aggregate data from multiple eHub constituents. This data can be used by all eHub constituents to further improve their business offerings and create additional revenue opportunities. In addition, we continually evaluate acquisition opportunities and may acquire complementary businesses to build a more comprehensive suite of products and services.

    Support industry standards and open architecture. Our solutions are based on standard Web technologies and an open architecture. Our solutions can be accessed through standard Internet browsers and do not require any client software installation by the customer. We believe that our continued support of industry standards and our open architecture will remain an attractive feature of our solutions.

Customers

  Since January 1, 1999, we have recognized revenue from over 90 customers and business partners. In addition, as of September 22, 2000, we have contracts with another 15 customers and business partners from which we expect to receive revenue in the future. Set forth below is a representative list of our enterprise customers:

 Technology             Financial and Business Services        Healthcare
 ----------             -------------------------------        ----------
                                                               Baxter
   Autodesk             Arthur Andersen                        Pharmaceutical
                                                                Products
   Kana Communications  AXA Group (G.I.E. Informatique AXA)    Incorporated
                                                               PSS/World
   Micromuse            Dun & Bradstreet                       Medical
   Pitney-Bowes         Impiric, a division of Young & Rubicam Schering-Plough
   Qwest Communications Merrill Lynch
   Veritas Software     Reed Elsevier
                        TIAA--CREF

  Our content provider customers include Blessing-White, C3i, Commerce Clearing House (CCH), eImpax, FT Knowledge, Harvard Business School Publishing, IBT Financial, Knowledge Impact, Learning Insights, Learning Voyage, Miller Heiman, SMGnet, Tech Resource Group (TRG) and The Richardson Company.

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

  Our professional community customers include Ariba, iGeneration, Indus, the National Association of Manufacturers and Portera.

Revenue from Customers

  For the six months ended June 30, 2000, none of our customers accounted for more than 10% of our revenue. In fiscal year 1999, Impiric, a division of Young & Rubicam, accounted for 27% of our revenue. In 1998, Veritas Software accounted for 26%, and Lucent Technologies accounted for 12% of our revenue. Sun Microsystems accounted for 13% of our revenue in fiscal years 1998 and 1997. Of these four customers, only our agreements with Impiric and Veritas Software are written. We have incurred substantial losses to date and expect to continue generating substantial losses in the foreseeable future.

Products and Services

  While our products and services address the specific needs of each of the three key customer categories, there is a large degree of commonality and overlap between their needs. This has allowed us to use the same underlying technology for all three groups. Docent products enable the following key knowledge exchange processes:

     Personalized learning plans. We enable our customers to personalize learning plans based on competency models, job title or classification, or pre-assessment of participants. Learning plans can reflect historical success models or other competency models and can direct participants to a wide variety of learning activities.

     Content customization and delivery. We enable our customers to create new, personalized Web-based courses easily and effectively. Our technology is based on a standards-based open architecture designed for the Internet and can be accessed through standard Web browsers. It does not require proprietary scripting languages, client-side software, applets or plug-ins and can incorporate any Internet-based multimedia technologies such as Real Audio and Shockwave. Our technology also allows for the delivery of information to mobile and wireless communication devices such as cellular telephones, personal digital assistants and laptop computers.

     Performance and program assessment. We provide online assessment for all learning activities to ensure the successful exchange of knowledge before a participant proceeds to his or her next objective. All profile information, activities and results are automatically captured in an individual's learning plan. In addition, individual results can be aggregated to measure program effectiveness and the results can be used to further refine future programs.

     Results measurement. Our products permit comprehensive reports on participant progress based on data stored in our databases. These reports can be integrated with data from other enterprise applications, showing the value of our personalized learning programs and our customers' return on investment.

     Facilitation of eCommerce processes. Our customers can collect user profile information, enroll participants in learning events and collect payment for courses online. Our solutions provide for enhanced commerce transactions, including aggregation of purchases from multiple vendors, cross-selling content between multiple vendors, resale of products through multiple-tiered distribution channels and extracting value from data contained in a repository of participant profiles. Our registration interface can also be used to manage the registration process for all forms of content, enabling our customers to register participants for both self-paced and live interactive online and offline events.

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

  Docent Enterprise

  Docent Enterprise, our eHub software platform, consists of four tightly integrated components: Docent Learning Management Server, Docent Content Delivery Server, Docent Desktop and Docent Mobile.

  . Docent Learning Management Server is the primary system that interfaces with users for learning management and registration and has been designed to allow a customer to easily change workflow, add new capabilities and customize the "look and feel" of their knowledge exchange eHub;

  . Docent Content Delivery Server consists of a rules-based engine that assembles and presents content files to participants on demand based on their interaction with the knowledge exchange platform;

  . Docent Desktop assists content creators in authoring or converting courseware for deployment to the Docent Content Delivery Server. Docent Desktop allows a content creator to build a graphical outline of its courseware and populate it by importing existing files or creating new content by launching the third party editor of their choice, such as Microsoft Word or FrontPage; and

  . Docent Mobile provides the capability for users to download content from a Docent Content Delivery Server and then continue to use the content after they have disconnected from their network and resynchronize data and results after they reconnect to their servers.

  Application Service Provider Offerings

  Our Application Service Provider offerings are designed to provide customers with a means to implement our solutions quickly and flexibly while reducing the risks and costs associated with the implementation process. The Application Service Provider offerings include a hosted technology infrastructure, Docent application support and continuous management of the hosted services.

  Professional Services

  Our professional services organization offers our constituents marketing, implementation, training, and support and maintenance services. We provide marketing services to assist our constituents in creating highly targeted marketing plans to launch their comprehensive, online learning programs, or knowledge exchange solutions. Our implementation services assist our constituents with integration, content customization and system administration. We provide customized training through interactive classes and online learning activities to meet the needs of our customers and business partners. Support services are available by e-mail, fax, or telephone, both during normal business hours and on an extended coverage basis. Finally, maintenance services are provided on an annual contract basis, which includes all software updates, bug fixes, additional documentation or patches released during the contract period.

Strategic Relationships

  We have recently entered into strategic relationships to market and implement our knowledge exchange eHub solutions. Although we have generated little revenue to date from these strategic relationships, these relationships and alliances are a fundamental element of our strategy to expand the delivery of our products and services and enter new markets. We are not presently dependent on our relationships with our strategic partners for our revenue. However, our business model anticipates that our revenue will be increasingly dependent on

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

our strategic partners. The following is a list of some of our existing strategic partner relationships:

     Hewlett-Packard. We have granted Hewlett-Packard, or HP, a non-exclusive license to our products. The license allows HP to resell our products, either as part of HP's portfolio of personalized education solutions, or as part of its own hosted eLearning solutions. In addition, HP has agreed to co-brand its HP solutions with a "Powered by Docent" logo. As part of the alliance, HP has granted us the right to resell its hosting and solution services to our customers in combination with the sale of our products. The agreement does not require HP to market a minimum quantity of our products. Our agreement with HP is for three years, terminating, in the absence of a breach by either party, on December 31, 2002. Upon the termination of the agreement, the license grant to HP will also terminate; however, licenses granted to HP's end users will continue.

     Andersen Consulting. We have entered into an alliance agreement with Andersen Consulting, LLP, or AC, with the mutual goals of increasing our market share and business development efficiency and of improving customer satisfaction. The alliance agreement also provides for the submission of joint proposals to potential clients, where either we would be subcontracting our services to AC or AC would be subcontracting their services to us. In accordance with the terms of the alliance agreement, we have also granted AC a non-exclusive, non-transferable and royalty-free license to use our products to assist AC in connection with its consulting activities with its clients when such activities support the marketing and licensing of Docent Enterprise to other third parties. The alliance agreement is for an initial term of three years, terminating on March 31, 2003, with either party being able to terminate the agreement without cause on 60 days notice. In addition, we granted AC a warrant for the purchase of Series E Preferred Stock in connection with the alliance agreement.

     Harvard Business School Publishing. We have entered into an alliance agreement with Harvard Business School Publishing, or HBSP, focused on creating and delivering management education to corporate customers and individual managers. The first HBSP products on the Docent platform are expected to be available online in the third quarter of 2000. The relationship includes plans for joint marketing and sales activities including joint advertising and other promotional activities as well as sales to major target clients. The current agreement with HBSP has an indefinite term, terminable with or without cause on 30 days written notice. In addition, we granted HBSP a warrant for the purchase of Series E Preferred Stock in connection with the alliance agreement.

     SmartForce. We have agreed to the principal terms of a strategic alliance with SmartForce. The alliance includes integrating elements of Docent Enterprise software into SmartForce's eLearning platform in order to create a more comprehensive eLearning product for SmartForce. We have also agreed to enter into a joint marketing agreement with SmartForce for Docent Enterprise. The strategic alliance agreement would be in effect for an initial term of three years. After one year, either party would be able to terminate the agreement with 90-days' notice. Our strategic alliance is subject to the preparation, negotiation and execution of a definitive agreement with SmartForce embodying the various elements of our alliance described above. SmartForce has made an investment in our Series F Preferred Stock.

     Resale and service partnerships. We also have resale and service partnerships with Aptech Worldwide, Arinso International, Belle Productions, Caliber, Cegos, Evisor, General Physics, Internal/External Communications, Niam TMS, Rapid Learning Deployment, Stoas, and U&I Learning. Our reselling and service partners may sublicense Docent Enterprise as a component of their eLearning solution. These partners receive a percentage of the

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

  revenue received from each resale and service transaction. Our agreements with our resale and service providers typically have an original term of one to three years, terminable earlier with or without cause on 60 days notice.

     Marketing alliances. We have established a number of marketing alliances that help provide multiple benefits, including joint sales calls, trade show promotions, marketing activities and promotions and joint press releases. We are currently a member of the following partner programs:
  Siebel Systems Alliance Program Premier Software Partner, Microsoft Online Learning Partner, Sun Microsystems Developer Connection Solutions Provider and SAP Complementary Software Partner. These marketing alliances enhance brand awareness and increase demand for Docent Enterprise. Our marketing alliance agreements typically have an original term of one year, terminable earlier with or without cause on 60 days notice.

     Technology alliances. We have also established a number of relationships and alliances that provide our customers with access to technologies that are either included as part of our products and services or are used in conjunction with our platform. Some of these relationships include technology and marketing alliances with vendors such as Centra, InterWise, Oracle, Microsoft, Placeware, RealNetworks, and WebEx Communications, Inc. We intend to increase the number of these types of complementary partnerships in the future. Our technology alliances improve our reputation in the industry by allowing us to provide our customers with a more comprehensive solution. Our technology alliance agreements are typically for an original term of 1 year, terminable earlier with or without cause on 60 days notice.

Technology, Research and Development

  We were incorporated in June 1997 to acquire the corporate online learning business of Stanford Testing Systems, Inc. This predecessor company, which was formed in 1994, divested itself of its other academic market assets immediately before its merger into us. We conducted extensive product improvement and enhancement of what evolved into our Docent Enterprise software, which was first released in March 1998. While continuing to refine our software, we have focused on growing our sales, marketing, and service organizations, enabling us to position our software as an infrastructure for creating and operating knowledge exchange eHubs.

  Our solutions are designed on a standards-based, open and scalable architecture, are Web-based and are accessible by users through standard Web browsers. As a result, our infrastructure supports large numbers of individual users and member organizations within a single knowledge exchange. The architecture has been designed to allow for content and results from multiple organizations to be aggregated easily and delivered to anyone using a variety of Internet appliances. Our Web-based architecture does not require additional software to be installed and maintained on each user's computer or other Internet devices. This allows knowledge exchanges to reach a diverse set of internal and external participants with minimal deployment and maintenance costs. Furthermore, the user profiles, assessment results, detailed course statistics and other types of user activity data are tracked in a central database in order to analyze usage and participant behavior patterns.

  Our research and development expenses are funded by debt and equity financings, as well as by revenues. All of our research and development expenditures are expensed. These expenses accounted for approximately $653,000 in fiscal year 1997; approximately $2,242,000 in fiscal year 1998; approximately $2,482,000 in fiscal year 1999; and approximately $1,856,000 for the six months ended June 30, 2000. Our efforts and expenditures in research and

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

development are devoted to enhancing the functionality of our existing product, Docent Enterprise, which is currently being shipped and released.

  Our solutions are designed to support leading relational database management systems, including Oracle and Microsoft SQL Server. We support multiple operating systems and hardware configurations to meet the different needs of our customers. Our software incorporates third party software in addition to code which we have created ourselves. Server applications are based on standard Web server technology and are implemented in C++ with native connectivity to both the Web server and the database. The multi-tier architecture connects browser-based applications to application servers and databases through an enterprise local area network, wide area network, Intranet or a secure Internet connection. Our technology performs messaging between clients and the application engine in real time over TCP/IP and makes database connections through native database interfaces. Key features of our technology include:

     Single unified data model. Our solutions are built around a single, unified data model. The complete learning experience of a user, from initial skill gap analysis and learning plan development, through registration and content delivery, to post-assessment, certification and measurement of results, is tracked in relational databases that share information in an integrated, comprehensive and data-centric learning environment.

     Scalable platform. Our solutions are designed as a series of separable application servers, allowing individual hardware platforms to be sized to the specific needs of a customer. We are able to add multiple application servers in one or more geographic locations to provide the capacity to handle large numbers of participants, organizations, courses and types of content or to improve the overall response time of the system.

     Ease of implementation. Our solutions have been designed to be easily tailored to an organization's business environment. This has been accomplished through the use of our "application file" architecture which includes HTML tags, SQL database queries and standard scripting language statements in ordinary text files. A standard system can be quickly and easily deployed using automated installation scripts.

     Standards-based open architecture. Our application servers run in both the Windows NT and UNIX environments, using standard Web servers from Microsoft, Netscape, Apache and others, and relational databases from Microsoft or Oracle. We provide direct connections to industry standard databases and Web servers. Our platform can be accessed from any HTML 2.0+ compliant Internet browser without requiring any plug-ins, applets or client-side software, including from platforms such as Macintosh OS and Linux. Our solution infrastructure is based on standard Internet architectures and protocols. We support standards activities in the learning management arena, and our system is one of the few certified as compliant with the Aviation Industry CBT Committee (AICC) AGR-010 Internet-based course management interface standard. We are also in conformance with the United States Department of Defense (DOD) Advanced Distance Learning
  (ADL) initiative's Sharable Courseware Object Reference Model (SCORM) version 1.0 specifications.

     Remote and wireless operations. Our solutions provide a number of capabilities to allow for remote and wireless operations. These include hybrid Web/CD-ROM deliverables that enable organizations to make more effective use of limited network bandwidth. Our Docent Mobile component allows users to download content for use while disconnected from the Internet or an intranet and to synchronize results upon reconnection. Our technology platform also allows us to deliver knowledge exchange solutions through non-traditional devices such as WebTV, Palm or other personal data assistant devices and browser-equipped cellular telephones.

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Sales and Marketing

  We focus our marketing efforts on educating potential eHub members, generating new sales and partnership opportunities, and creating awareness for our knowledge exchange solutions. To reach our eHub constituents, we conduct a variety of marketing programs including trade shows, seminars, Web marketing programs, advertising, press relations and industry analyst programs. To help our eHub constituents and resellers successfully create, market and maintain their knowledge exchange, we have an extensive set of marketing programs which include the "Powered by Docent" branding, lead exchange, co-marketing and technical and sales training programs. We also host regularly scheduled networking programs to facilitate communication among content providers, resellers and professional communities.

  We market and sell our solutions and related services primarily through our direct sales force in the United States. Outside of the United States we rely heavily on our international partners. To date, we have focused our sales efforts on enterprise-class organizations in the technology, financial and business services, and healthcare industries and on content providers. Our sales efforts are directed at executive level decision makers within sales, customer support and customer education organizations. We have ten sales offices in the United States, one sales office in The Netherlands, one sales office in France and one sales office in the United Kingdom. We also have sales personnel in Belgium and Norway. As of August 31, 2000, we had 115 employees in our sales and marketing departments.

  During the six months ended June 30, 2000, we realized $179,000, or approximately 7.3%, of our revenues from our European sales. In fiscal year 1999, we did not derive any revenues from foreign operations. These amounts are attributable to our revenue on the basis of direct billing to the customer at the customer's location.

Competition

  The market for knowledge exchange and eLearning is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and activities of other industry participants. The knowledge exchange and eLearning market is highly fragmented with many competitors, and no single company accounts for a dominant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could harm our business. Although we believe that we offer one of the most comprehensive knowledge exchange platforms, we encounter, or could encounter, competition with respect to different aspects of our solution from a variety of companies, including:

  . companies which provide software and services to address specific components of knowledge exchange platform solutions;

  . companies that sell online and traditional learning materials over the Internet;

  . existing or potential customers or partners who develop in-house solutions, including traditional learning programs which are classroom-based and led by instructors; and

  . enterprise software vendors who could develop their products to include learning content.

  The boundaries between the different areas in which these groups of competitors compete are permeable. Competitors who are categorized in one area may have or may develop products or services which compete with us in other areas. Companies that compete with particular aspects of our solutions include:
Click2Learn, DigitalThink, IBM MindSpan (Lotus LearningSpace), Pathlore, Saba Software and WBT Systems, among others. We expect

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

additional competition from other established and emerging companies as the market for knowledge exchange solutions evolves. Some of our current or potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Therefore, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have wider brand recognition and more extensive customer bases that could be leveraged, thereby gaining market share to our detriment.

  The markets we serve are new and evolving rapidly. We believe that the principal factors that would bear upon our performance in comparison to our competitors include the following: the breadth and depth of learning and training solutions, product quality and performance, product features and functions, eHub services and support, core technology and the ability to rapidly implement solutions. We believe that our solutions are currently competitive with respect to these factors. We may not be able to sustain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. We are not aware of any published quantitative market share surveys regarding our industry to indicate our relative competitive position in terms of market share.

Intellectual Property Rights

  Our success and ability to effectively compete is dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the intellectual property rights of others. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We seek to protect the source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license or "shrink wrap" agreements, which impose restrictions on the licensee's ability to use the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe factors such as the technological and creative skills of our personnel and new product developments and enhancements to existing products are more important to establishing and maintaining a technology leadership position than the various legal protections of our technology.

  Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, while we are unable to determine the extent to which software piracy exists, if at all, it can be expected to be a persistent problem. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources. Our means of protecting our intellectual property rights may not be adequate to protect us from the infringement or misappropriation of our intellectual property rights by others.

  Currently, third parties have registered Docent or a variant as a trademark in the United States and in some other jurisdictions outside the United States for use with goods or services which could be construed to overlap those offered by Docent. Although these third parties have not initiated formal infringement proceedings or any other formal challenges to

Docent's use of the Docent trademark, any claims, with or without merit, could cause costly litigation that could consume significant management time. Although our application to register Docent as a trademark in the United States for particular goods and services has been allowed and will proceed to registration once a statement of use is filed, we may not be able to register Docent as a trademark in some countries, including the United States, for use with other goods or services due to existing registrations of third parties. As a result, we may choose not to use Docent as a trademark in one or more of these countries in connection with some of our products or services. A third party has recently claimed that course offerings on our website infringe on its patent. Although this third party has offered us the ability to license this patent, it has not yet disclosed the terms for the license. If this third party's claim for infringement and its patent are valid, we may be required to license the patent on terms that may or may not be favorable or be forced to alter our website or our software product which is the subject of the patent, either of which results may adversely affect our revenue.

  We obtain the content for many of the courses delivered with our solutions from outside content providers and also receive the right to resell this content to other customers. It is possible that the use of this content may subject us to the intellectual property claims of third parties. Although we seek indemnification from our content providers to protect us from these types of claims, we may not be fully protected from extensive damage claims or claims for injunctive relief. In addition, our content providers may assert that some of the courses we develop under contract with other customers may improperly use their proprietary content. Our involvement in any litigation to resolve intellectual property ownership matters would require us to incur substantial costs and divert management's attention and resources. If we became liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damages. In order to continue marketing our products, we may be required to develop noninfringing intellectual property, obtain a license or cease selling the products that contain the infringing intellectual property, each of which may cause us to incur significant costs and expenses. Furthermore, we may be unable to develop noninfringing intellectual property or to obtain a license on commercially reasonable terms, if at all. In this event, if the intellectual property was a trademark, we could be required to cease using a trademark which could involve a loss of goodwill, as well as the possibility of a damage award and a temporary disruption during a transition to other trademarks.

Employees

  As of August 31, 2000, we had 205 full-time employees. Of these employees, 115 were engaged in sales and marketing, 32 in research and development, 31 in professional services, 22 in finance and administration and 5 in facilities and information technology. In addition, we expect to hire a significant number of new employees in the near future. Our future success depends on our ability to attract and retain highly qualified technical, sales and senior management personnel.

  None of our employees is represented by a labor union or collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We currently lease approximately 38,000 square feet of office space for our headquarters in two buildings located in Mountain View, California. If we continue to increase the number of our personnel as projected, we will outgrow the Mountain View premises by the end of this calendar year. In addition to the Mountain View premises, in the United States we also lease sales offices in Burlington, Massachusetts; Atlanta, Georgia; Houston, Texas; Plano, Texas;

Princeton, New Jersey; Irvine, California; Reston, Virginia; Bloomington, Minnesota; and Lisle, Illinois. We also lease sales offices in The Netherlands, France and the United Kingdom.

Legal Proceedings

  A former vice president who did not exercise his vested stock options upon termination of his employment has sued us and our CEO, David R. Ellett, individually. The complaint seeks unspecified damages for wrongful termination of his employment based upon a number of theories. We intend to vigorously defend ourselves. In addition, a party has written to us, alleging patent infringement, as described in the Intellectual Property Rights section above.

  From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

                                   MANAGEMENT

Executive Officers, Directors And Other Key Employees

  The names, ages and positions of our current executive officers, directors and other key employees are as follows:

   Name                      Age Position
   ----                      --- --------
   David R. Ellett..........  46 Chief Executive Officer, President and
                                 Chairman of the Board
   Donald E. Lundgren.......  55 Vice President and Chief Financial Officer
   David Mandelkern.........  41 Executive Vice President, Chief Technology
                                 Officer, Secretary and Director
   Kathleen A. Gogan........  41 Vice President, Marketing
   Mary A. Egan Lorigan.....  39 Vice President, Sales
   Maarten W. G. de Groodt..  36 Vice President, Europe
   Richard L. Dellinger.....  50 Vice President, Engineering
   Eric N. Campbell.........  38 Vice President, Human Resources
   Kevin G. Hall............  41 Director
   Jos C. Henkens...........  48 Director
   Ali Kutay................  44 Director
   Robert A. Lauer..........  56 Director
   Pardner Wynn.............  43 Director

  David R. Ellett, Chief Executive Officer, President and Chairman of the Board, joined Docent in July 1998. He has served as Chief Executive Officer and President since July 1998. He has been a member of the Board of Directors since March 1998 and Chairman of the Board since January 2000. From April 1997 to July 1998, Mr. Ellett served as Chief Operating Officer of Business Objects, Inc. From January 1994 to April 1997, Mr. Ellett served as Corporate Vice President of Worldwide Education at Oracle Corporation. In addition, Mr. Ellett spent 13 years at Electronic Data Systems, most recently as President of the Performance Service Group from 1991 to 1994. Mr. Ellett holds a B.A. degree from Southern Methodist University.

  Donald E. Lundgren, Vice President and Chief Financial Officer, joined Docent in November 1999. From May 1999 until joining Docent, Mr. Lundgren worked as an independent consultant. From November 1998 to May 1999, Mr. Lundgren served as Chief Financial Officer of Blue Pumpkin Software, Inc., a provider of workforce management software. In addition, Mr. Lundgren founded and served as Chief Executive Officer of Kairos Software, Inc., a developer of Web-based, knowledge-enabled selling systems, from July 1995 to June 1998. Prior experience includes Chief Financial Officer positions at NetLabs, NetManage and Frame Technology, Inc. Mr. Lundgren holds an M.B.A. degree from Indiana University and a B.S. degree in Electrical Engineering from Rose Hulman Institute of Technology.

  David Mandelkern, Executive Vice President and Chief Technology Officer, co-founded Docent in June 1997. He served as President and Chief Executive Officer from January 1998 to July 1998 and has been a director since June 1997. He has also served as Chief Technology Officer from August 1998 to present. Before co-founding Docent, Mr. Mandelkern founded and served from July 1993 to June 1997 as President of AlmondSeed Software, a provider of UNIX utility software. From October 1996 to June 1997, Mr. Mandelkern was a consultant to Stanford Testing Systems, Inc., the predecessor to Docent. From February 1991 to June 1993, Mr. Mandelkern served as President and Chief Executive Officer of Talarian Corporation, a supplier of real-time networking middleware. Mr. Mandelkern is a member of the board of directors and compensation committee of Advanced Visual Systems, Inc. Mr. Mandelkern holds a B.S. degree with distinction in Electrical Engineering from Stanford University and an M.S. degree in Electrical Engineering from Stanford University.

  Kathleen A. Gogan, Vice President, Marketing, joined Docent in October 1998. From July 1997 to September 1998, Ms. Gogan served as Vice President of Marketing at Decisive Technology, a provider of online survey software. From May 1990 to July 1997, Ms. Gogan was employed by Informix Corporation and served in a variety of management roles including Vice President of Global Partners, and Vice President of Channel and Partner Marketing. Ms. Gogan holds a B.S. degree in Mechanical Engineering from the University of Notre Dame and a Masters of Management degree from Northwestern University.

  Mary A. Egan Lorigan, Vice President of Sales, joined Docent in October 1999. From April 1999 to October 1999 Ms. Lorigan served as Vice President of Sales at NetSage, Inc., a provider of intelligent agent software. From July 1998 to April 1999, Ms. Lorigan took a leave of absence to care for her family. From November 1993 to July 1998 Ms. Lorigan served in several sales management capacities including Vice President North America Sales, Vice President North American Verticals and Channels and Vice President Western Region at The Vantive Corporation, a developer of customer relationship management and sales force automation software. From May 1983 to November 1993, Ms. Lorigan served in sales and various sales management roles at Informix Software, Inc. Ms. Lorigan holds a B.A. degree from the University of California, San Diego.

  Maarten W. G. de Groodt, Vice President, Europe, joined Docent in September 1999. Previously, Mr. de Groodt served as Director of Education for The Netherlands for Oracle Corporation from June 1997 to September 1999. Prior to Oracle, Mr. de Groodt was Manager of Professional Development at CAP Gemini from July 1985 to May 1997. Mr. de Groodt holds a degree in business management from IBO of Holland.

  Richard L. Dellinger, Vice President, Engineering, joined Docent in November 1997. From October 1994 to October 1997, Mr. Dellinger served as Vice President, Engineering at Presidio Systems, Inc., a provider of medical software. From January 1991 to October 1994, Mr. Dellinger served as Vice President, Engineering, at ParcPlace Systems, Inc. Mr. Dellinger holds a B.S. degree in Engineering from the University of Houston and an M.S. degree in Computer Science from Rice University.

  Eric N. Campbell, Vice President, Human Resources, joined Docent in July 1999. Previous experience includes Director of Human Resources for Inprise Corporation, formerly Borland International, from November 1992 to June 1999. From January 1991 to October 1992, Mr. Campbell served as manager of Human Resources for Bama Foods Ltd., a food products manufacturer. Mr. Campbell holds a B.S. degree from Oklahoma State University.

  Kevin G. Hall has served as a member of the Board of Directors of Docent since June 1997, as a member of Docent's compensation committee since January 1999, and as a member of Docent's audit committee since January 2000. Since 1993, Mr. Hall has been a General Partner of Norwest Venture Partners. Prior to joining Norwest, Mr. Hall was a Principal at Brentwood Associates. Mr. Hall currently serves on the board of directors of Continuous Software, Inc., as well as a variety of privately held companies. Mr. Hall received a B.S. degree in Engineering and an M.S. degree in Engineering from Purdue University and an M.B.A. degree from Stanford University.

  Jos C. Henkens has served as a member of the Board of Directors of Docent since June 1997, as a member of Docent's compensation committee since January 1999, and as a member of Docent's audit committee since January 2000. Mr. Henkens is a General Partner of Advanced Technology Ventures, with which he has been associated since January 1983. Mr. Henkens currently serves on the board of directors of Actel Corporation, Credence Systems Corporation, Seagull Business Software, BV, Accord Networks, Ltd., as well as a variety of other privately held companies. Mr. Henkens holds an MS and BS in Physics from the University of Leyden, The Netherlands, an MS in Business Administration from the University of Delft, The Netherlands, and an MS in Engineering-Economic Systems and an MBA from Stanford University.

  Ali R. Kutay has served as a member of the Board of Directors of Docent since April 2000 and as a member of Docent's audit committee since April 2000. Mr. Kutay is the Chairman, President, and CEO of AltoWeb, a provider of e-business infrastructure software, with which he has been associated since its founding in January 1999. From November 1998 until January 1999, he was a consultant for BEA Systems, Inc. From May 1997 to October 1998 he was the director and CEO of WebLogic, Inc., a Java-based Application Server company which was acquired by BEA Systems, Inc. in October, 1998. Previously he was the President and CEO of Lockheed Martin Corporation's Commercial Software Business Unit, Formtek, from January 1990 to May 1997. Mr. Kutay currently serves on the board of directors of the WebLogic subsidiary of BEA Systems, Inc. and on the board of directors and compensation committee of Graham Technology Solutions, Inc., a privately held company. Mr. Kutay holds a B.S. and M.S. degree in Engineering from Middle East Technical University and has completed graduate work at Carnegie Mellon University.

  Robert A. Lauer joined the Board of Directors of Docent in September 2000. Mr Lauer retired from Andersen Consulting on August 31, 2000 having most recently served as managing partner of Andersen Consulting's eHuman Performance global line of business. During his 31-year career at Andersen Consulting, which began on December 20, 1968, he served in numerous managing partner leadership roles including: Global Change Management--Communications & High Tech industries from 1998 to 1999; and Americas Change Management practice from 1994 to 1998. Mr. Lauer holds a Bachelor of Science degree in Industrial Engineering and an MBA from Ohio State University.

  Pardner Wynn co-founded Docent in June 1997 and is currently a member of its Board of Directors and has been a member of Docent's audit committee from January 2000 through April 2000. Mr. Wynn has held various positions with Docent, including Chairman of the Board from June 1997 to January 2000, President and Chief Executive Officer from June 1997 to December 1997 and Chief Technology Officer from May 1998 to August 1998. Prior to founding Docent, in January 1991 Mr. Wynn founded Stanford Testing Systems, a provider of test preparation and skill assessment software and predecessor to Docent. Previously, Mr. Wynn had served as Product Line Manager at Xilinx, Inc., a manufacturer of field programmable logic arrays. Mr. Wynn holds a B.S. degree in Electrical Engineering from Stanford University and an M.S. degree in Electrical Engineering from Stanford University.

Board of Directors

  Our board of directors is currently comprised of seven directors. The board of directors designated a Compensation Committee in January 1999 and an Audit Committee in January 2000. Prior thereto, there were no such committees of the board of directors and decisions regarding the compensation of executive officers were made by the board of directors as a whole. The Compensation Committee, which consists of Messrs. Hall and Henkens, makes recommendations to the Board concerning the compensation of our officers and directors and the administration of our 1997 Stock Option Plan, 2000 Omnibus Equity Incentive Plan and 2000 Employee Stock Purchase Plan. The Audit Committee, which consists of Messrs. Hall,

Henkens and Kutay, reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs.

  Upon the closing of this offering, the directors will be divided into three classes, with each class to be elected every third year. Unless a director resigns or is removed, the terms of Messrs. Wynn and Henkens will end at the 2001 annual stockholders' meeting; the terms of Messrs. Mandelkern and Hall will end at the 2002 annual stockholders' meeting; and the terms of Messrs. Ellett, Kutay and Lauer will end at the 2003 annual stockholders' meeting.

  Our board of directors was most recently elected in July of 2000 at our annual stockholders meeting. All of our current directors were then re-elected except for Mr. Lauer, who was subsequently selected by the board. Our founders, Pardner Wynn, Cynthia Wynn and David Mandelkern, are parties to a voting agreement with our preferred stock investors concerning the election of the between one to three directors that our common and preferred stockholders elect voting together as a single class, currently Messrs. Ellett, Kutay and Lauer. In any such election, all parties are to vote their shares as agreed by both holders of a majority of the shares owned by the founders and holders of a majority of the shares owned by the investors; otherwise, all parties are to vote their shares so as to leave one or more vacancies on the board of directors. These jointly-elected directors are in addition to the two directors that the common stockholders elect voting separately as a class, who are currently Messrs. Wynn and Mandelkern, and the two directors that the preferred stockholders elect voting separately as a class, who are currently Messrs. Hall and Henkens. This voting agreement expires upon completion of this offering. Other than as provided in this voting agreement, there was no arrangement of which we are aware pursuant to which any person was elected as one of our officers or directors.

Director Compensation

  Directors have not historically received any cash compensation from Docent for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Upon the closing of this offering, our non-employee directors will receive $1,000 for every meeting of the board of directors they attend and $500 for every meeting of a committee of the board of directors they attend. Our directors are eligible to participate in our 2000 Omnibus Equity Incentive Plan and our directors who are employees of Docent are eligible to participate in our 2000 Employee Stock Purchase Plan.

  After the closing of this offering, any non-management director upon first becoming a Docent director will be granted a ten-year non-statutory option under the 2000 Omnibus Equity Incentive Plan to purchase 40,000 common shares with an exercise price equal to the market closing price that day. These options will vest 25% as to 10,000 shares at the subsequent annual shareholders' meeting and will vest 1/48th as to an additional 833 1/3 shares every month thereafter. Each Docent non-management director who has served at least six months at the time of a subsequent annual shareholders meeting shall automatically receive a 10,000 share option grant which will vest at the rate 833 1/3 shares per month beginning three years after its date of grant. Recently, Messrs. Hall, Henkens, Lauer and Wynn were each granted 40,000 non-statutory options and Mr. Kutay was granted 44,000 non-statutory options at exercise prices between $3.50 and $5.00 per share which vest 25% at the 2001 annual stockholders meeting and 1/48th every month thereafter. Mr. Lauer was granted an additional 120,000 non-statutory stock options at an exercise price of $3.50 per share for his services to us as a part-time employee.

These additional options vest at the rate of 10,000 per quarter until fully vested at the end of three years.

Compensation Committee Interlocks and Insider Participation

  Prior to the formation of the Compensation Committee, the board of directors performed the functions typically assigned to a compensation committee. No member of the Compensation Committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

  Norwest Venture Partners and its affiliated funds collectively have purchased an aggregate of 8,068,339 shares of our Series A through F convertible preferred stock for an aggregate of $15,226,776. One of our directors, Kevin Hall, is a managing member of Norwest Venture Partners.

  Advanced Technology Ventures and its affiliated funds have collectively purchased an aggregate of 5,286,624 shares of our Series A through E convertible preferred stock for an aggregate of $7,456,788. One of our directors, Jos C. Henkens, is a general partner of Advanced Technology Ventures.

  Pardner Wynn, a director of Docent, has purchased an aggregate of 389,536 shares of our Series A through E convertible preferred stock for an aggregate of $274,299. Mr. Wynn also owns an aggregate of 1,842,200 shares of our common stock for which he paid less than $100.

  Upon the closing of this offering, each outstanding share of Series A, B, B-1, C, D, E and F convertible preferred stock will convert into one share of common stock.

  Prior to the completion of this offering we will have entered into indemnification agreements with all of our officers and directors. These indemnification agreements will contain provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors.

Required Number of Independent Directors

  Under the rules of the Nasdaq National Market, we must have three independent directors. For purposes of this rule, an independent director is a director that is not an employee of ours and does not have other specified relationships with us as specified in the Nasdaq's rules. We believe that Messrs. Hall, Henkens and Kutay are independent directors for this purpose.

Executive Officers

  Our executive officers are appointed by our board of directors and serve at the pleasure of our board of directors until their successors are elected or appointed or until their earlier resignation or removal.

Compensation

  The following table sets forth in summary form information concerning the compensation paid by us during the fiscal year ended December 31, 1999, to our Chief Executive Officer and each of our four other most highly compensated executive officers as well as our Vice President, Sales, who joined us in October 1999, and our Chief Financial Officer who joined us in November, 1999. These individuals are referred to as the named executive officers in this prospectus.

                           Summary Compensation Table

                                                                   Long-Term
                                                     Annual       Compensation
                                                  Compensation       Awards
                                                ----------------- ------------
                                                                  Common Stock
                                         Fiscal                    Underlying
Name and Principal Position               Year   Salary   Bonus     Options
---------------------------              ------ -------- -------- ------------
David R. Ellett ........................  1999  $229,327 $318,474        --
 Chief Executive Officer
David Mandelkern .......................  1999   168,173   63,313        --
 Executive Vice President
E. Keith Finch(1).......................  1999   163,077   61,500        --
 Vice President, Professional Services
Kathleen A. Gogan ......................  1999   163,077   31,522        --
 Vice President, Marketing
Richard L. Dellinger ...................  1999   168,173   46,875    62,500
 Vice President, Engineering
Mary A. Egan-Lorigan....................  1999    31,066   25,000   262,100
 Vice President, Sales
Donald E. Lundgren......................  1999    27,259       --   200,000
 Vice President and Chief Financial
  Officer

--------
(1) Mr. Finch ceased as our employee on June 1, 2000.

  David R. Ellett and David Mandelkern each have severance agreements with us which provide that, if their employment with us is terminated without cause, they will be entitled to receive six months salary and benefits.

Option Grants In Last Fiscal Year

  The following table sets forth, as to the named executive officers, information concerning stock options granted during the fiscal year ended December 31, 1999 for the only named officers who received option grants in 1999.

  The information regarding stock options granted to the named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table is based upon options to purchase an aggregate of 2,199,525 shares of common stock that were granted to all employees and directors as a group, including the named executive officers, in the fiscal year ended December 31, 1999.

                                       Individual Grants
                          -------------------------------------------
                                       % of
                                       Total
                          Number of   Options                            Potential Realizable Value
                            Common    Granted                            at Assumed Annual Rates of
                            Shares      to                              Stock Price Appreciation for
                          Underlying Employees  Exercise                        Option Term
                           Options   in Fiscal    Price    Expiration --------------------------------
Name                       Granted     1999    (per share)    Date        0%         5%        10%
----                      ---------- --------- ----------- ---------- ---------- ---------- ----------
Richard L.
 Dellinger (1)..........    62,500      2.84%     $0.30     02/02/09  $  606,250 $  987,518 $1,572,456
Mary A. Egan Lorigan
 (2)....................   262,100     11.92       1.00     10/08/09   2,358,900  3,842,400  6,118,378
Donald E. Lundgren (3)..   200,000      9.09       1.00     12/02/09   1,800,000  2,932,011  4,668,736

--------
(1) Vests at the rate of 1/48th of the shares at the end of each full calendar month elapsed from February 1, 1999, subject to continued service as an employee or consultant.
(2) 25% vest on October 18, 2000, with 1/48th vesting at the end of each full calendar month thereafter, subject to continued service as an employee or consultant.
(3) 150,000 options vest 25% on October 19, 2000, and 50,000 options vest 25% on November 8, 2001, in each case with 1/48th vesting at the end of each full calendar month thereafter, subject to continued service as an employee or consultant.

  The potential realizable value at assumed 0%, 5% and 10% annual rates of stock appreciation are based upon an assumed initial public offering price of $10.00 per share over the ten-year term, compounded annually and subtracting from that result the total option exercise price. These rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

  The named executive officers have each signed agreements which provide that, if an officer is terminated within six months after any change in control of Docent and such termination is not for cause or for good reason, the vesting of all the officer's unvested shares shall be accelerated one year forward.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option
Values

  The following table sets forth information concerning option exercises during 1999 and unexercised options outstanding on December 31, 1999 with respect to each of the named executive officers.

  The value realized represents the difference between the deemed value of the common stock on the date of exercise used by us for accounting purposes and the exercise price of the option.

  The value of unexercised in-the-money options was calculated by determining the difference between $10.00 (the assumed initial public offering price) and the exercise price of the option.

                                                                        Value Of
                                                   Number of           Unexercised
                                              Unexercised Options     In-The-Money
                                                at Fiscal Year-     Options at Fiscal
                           Shares                   End(1)              Year-End
                          Acquired    Value   --------------------  -----------------
Name                     on Exercise Realized  Vested    Unvested   Vested  Unvested
----                     ----------- -------- --------- ----------  ------- ---------
David R. Ellett.........          --   $ --          --         --  $    -- $      --
David Mandelkern........          --     --          --         --       --        --
E. Keith Finch(2).......          --     --      51,041    123,959  468,143 1,246,857
Kathleen A. Gogan.......          --     --      73,689    178,961  722.152 1,753,818
Richard L. Dellinger....          --     --      13,020    149,480  126,294 1,469,956
Donald E. Lundgren......          --     --          --    200,000       -- 1,800,000
Mary A. Egan Lorigan....          --     --          --    262,100       -- 2,358,900

--------
(1) Due to early exercise provisions, all options, whether vested or unvested, are fully exercisable. The shares underlying unvested options, if exercised prior to vesting, would be subject to repurchase by the Company at a price equal to the option exercise price.
(2) Mr. Finch ceased as our employee on June 1, 2000.

Company Repurchase Rights

  Certain of the named executive officers exercised their options prior to such options vesting, and another purchased his shares subject to vesting, in each case with the unvested shares subject to repurchase at cost by us if the officer's employment terminates for any reason. As of September 1, 2000, the number of shares subject to such repurchase, the monthly rate of decline in such number of repurchasable shares, and the repurchase price per share to us are shown in the table below:

                                               Shares     Monthly    Repurchase Price
Name                                        Repurchasable Decline       Per Share
----                                        ------------- -------    ----------------
David R. Ellett............................    481,250    22,917          $0.10
David R. Ellett............................    283,333        --(1)        1.00
David Mandelkern...........................     20,289    20,313           0.10
David Mandelkern...........................    142,709        --(2)        1.00
Kathleen A. Gogan..........................    136,852     5,264           0.20
Richard L. Dellinger.......................     78,125     5,208           0.10
Richard L. Dellinger.......................      5,260     1,302           0.30
Donald E. Lundgren.........................    200,000        --(3)        1.00

--------
(1) As to 85,417 shares, the repurchase option has a monthly decline of 2,083 shares. As to 97,916 shares, the repurchase option lapses in one installment on January 1, 2004, and as to 100,000 shares, the repurchase option lapses in one installment on January 1, 2005.
(2) As to 42,709 shares, the repurchase option has a monthly decline of 1,042 shares. As to 50,000 shares, the repurchase option has a monthly decline of 1,042 shares starting on November 1, 2000. As to the remaining 50,000 shares, the repurchase option lapses in 25,000 share installments on each of January 1, 2004, and 2005.
(3) As to 150,000 shares, the repurchase option has a monthly decline of 3,125 shares starting on November 8, 2000. As to 50,000 shares, the repurchase option has a monthly decline of 1,042 shares starting on November 8, 2001.

Compensation Plans

  1997 Stock Option Plan

  The 1997 Stock Option Plan is administered by our compensation committee. The 1997 Stock Option Plan provides a means by which our employees, directors and consultants may be given an opportunity to purchase shares of our common stock. The 1997 Stock Option Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code, the grant of nonstatutory stock options, and the grant of stock purchase rights.

  A total of 2,500,000 shares of common stock were originally reserved for issuance under the 1997 Stock Option Plan. The number of shares reserved for issuance under the plan has increased in multiple increments ultimately resulting in a total of 8,300,000 shares.

  The 1997 Stock Option Plan contains the following program features:

  . Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock;

  . The compensation committee determines the exercise price of options, but in no event is the option price for incentive stock options less than 100% of the fair market value of the stock on the date of grant; and

  . The exercise price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full-recourse promissory notes, past services or future services.

  As of September 1, 2000, of the 8,300,000 shares available for issuance under the 1997 Stock Option Plan, 4,730,105 shares were subject to outstanding options; 3,463,616 shares had been issued pursuant to the exercise of stock options or stock purchase rights and were currently outstanding, net of prior repurchases of 70,107 shares; and 106,279 shares remained available to be the subject of future-granted stock options or stock purchase rights.

  The board of directors is able to amend or modify the 1997 Stock Option Plan at any time, subject to any required stockholder approval. The 1997 Stock Option Plan will terminate on July 24, 2007. Upon closing this offering, we do not intend to grant further options or stock purchase rights under this plan.

  2000 Omnibus Equity Incentive Plan

  The 2000 Omnibus Equity Incentive Plan was adopted by our board of directors on March 23, 2000 and approved by our stockholders on July 18, 2000. The 2000 Omnibus Equity Incentive Plan will be administered by our compensation committee. The 2000 Omnibus Equity Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of stock appreciation rights and options to purchase shares of common stock. The 2000 Omnibus Equity Incentive Plan provides for the grant of incentive stock options as defined in
Section 422 of the Internal Revenue Code to employees and the grant of nonstatutory stock options, restricted shares, stock units and stock appreciation rights to employees, non-employee directors, advisors and consultants.

  6,000,000 shares of common stock have been reserved for issuance under the 2000 Omnibus Equity Incentive Plan. Each year, the number of shares reserved for issuance under the plan increases by 3% of the Company's outstanding shares as of close of business on December 31 of the plan year, or such lower number of shares determined by the board of directors. In no event may one participant in the 2000 Omnibus Equity Incentive Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per fiscal year.

  The 2000 Omnibus Equity Incentive Plan has the following program features:

  . Qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

  . Qualified non-employee directors will be eligible to receive automatic option grants, to be made at periodic intervals, to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . The compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant;

  . The exercise price or purchase price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full-recourse promissory notes, past services, future services, surrender of outstanding stock held for one year, or the Company withholding shares upon request of the optionees which would otherwise have been issued upon exercise taken at their fair market value.

  The 2000 Omnibus Equity Incentive Plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The committee may grant options or stock purchase rights in which all or some of the shares shall become vested in the event of a change in control of Docent. Change in control is defined under the 2000 Omnibus Equity Incentive Plan as:

  . a change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

    -- had been directors of Docent twenty-four months prior to the change;
       or

    -- were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months prior to the change and who were still in office at the time of the election or nomination; or

  . an acquisition or aggregation of securities by a person, as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, as a result of which the person becomes the beneficial owner of twenty percent or more of the voting power of the Company's outstanding securities.

  The board of directors will be able to amend or modify the 2000 Omnibus Equity Incentive Plan at any time, subject to any required stockholder approval. The 2000 Omnibus Equity Incentive Plan will terminate no later than March 23, 2010.

  2000 Employee Stock Purchase Plan

  On March 23, 2000, the board of directors adopted and on July 18, 2000, the stockholders approved our 2000 Employee Stock Purchase Plan to be effective upon completion of this offering. A total of 1,500,000 shares of common stock have been reserved for issuance under our 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years beginning in 2001 through 2009 by the lesser of:

  . that number of shares such that the total shares reserved comprise 4% of our outstanding common stock at the close of business on the last day of the immediately preceding fiscal year; or

  .  the number of shares determined by the board of directors.

  Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of Docent but excluding 5% or greater stockholders) are eligible to participate if they are employees as of the close of this offering or if they have been employees for three consecutive months provided that they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation.

  The 2000 Employee Stock Purchase Plan will be implemented by a series of offering periods of one-year duration, with new offering periods, other than the first offering period, commencing on January 1 and July 1 of each year. The board of directors will establish accumulation periods for our 2000 Employee Stock Purchase Plan, none of which will exceed six months. During each accumulation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to commence on the date of this offering and end on December 31, 2001. The initial accumulation period is expected to begin on the date of this offering and end on December 31, 2000.

  The purchase price will be equal to 85% of the fair market value per share of common stock on either the last trading day of the accumulation period or on the last trading day before the start of the applicable offering period, whichever is less. In the case of the offering period beginning on the close of this offering, the purchase price will be equal to 85% of initial offering price in this offering or the fair market value per share of common stock on the last trading day of the accumulation period. Employees may withdraw their accumulated payroll deductions at any time before the last day of an accumulation period. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with us. Immediately prior to the effective time of a corporate reorganization, the accumulation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation. Our 2000 Employee Stock Purchase Plan will terminate on March 23, 2010, unless sooner terminated by the board of directors.

  401(k) Plan

  We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Limitation On Liability And Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising with respect to (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (3) any transaction from which the director derived an improper personal benefit.

  Our certificate of incorporation and bylaws upon the closing of this offering will further provide that we are required to indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

  Prior to the closing of this offering, we will have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our certificate of incorporation. These agreements, among other things, require us to indemnify these directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. Except for this claim against us and Mr. Ellett described in "Business--Legal Proceedings" above, we are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

                              CERTAIN TRANSACTIONS

Transactions with Promoters

  Stanford Testing Systems, Inc., wholly owned by Pardner and Cynthia Wynn, our promoters and then husband and wife, engaged in test preparation, test assessment and education content in the academic field since its incorporation in 1994. The Wynns paid $100 for their shares in Stanford Testing Systems, Inc. Stanford Testing Systems, Inc. began to market corporate online learning products in earnest in 1997 and in June 1997, incorporated two wholly-owned subsidiaries, Docent, Inc. and TestPrep, Inc., in order to separate its two businesses. The academic market assets of Stanford Testing Systems, Inc. and its tradename, were transferred to TestPrep, Inc. in exchange for 1,000 shares. These shares were subsequently distributed to the Wynns who later disposed of them. Stanford Testing Systems, Inc., and its remaining corporate online learning business, was merged into Docent on June 27, 1997, with the Wynns ending up owning 3,725,000 Docent shares. On the same day, investors purchased Series A Preferred shares, as described below, and shortly thereafter David Mandelkern, also a promoter, purchased 975,000 common shares in exchange for a $97,500 promissory note secured by his shares and bearing 6% interest and due in 20 years or earlier if his employment terminates or he sells the shares.

  As part of these transactions, the Wynns and Mr. Mandelkern agreed to subject a portion of their shares to repurchase at $0.10, with the repurchase option to lapse over 30 months for the Wynns and 40 months for Mr. Mandelkern should the employment of Mr. Wynn or Mr. Mandelkern cease. On September 30, 1998, Mr. Wynn resigned and we bought back 509,275 shares from each of the Wynns, leaving them each with 1,353,225 common shares which subsequently have been reallocated. We bought back these shares at $0.20 rather than $0.10 in light of the amicable departure and lack of severance pay. Until this offering, the Wynns, Mr. Mandelkern, and our major preferred shareholders had an agreement on how to vote their shares in an election of directors and another agreement providing for rights of co-sale and first refusal on any sale of their shares.

Transactions With Management And Others

  Since our inception, there has not been, nor is there currently proposed, any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below, the cash and equity compensation described under Management above and our strategic relationship with Andersen Consulting LLP described on page 48.

  We did not sell any shares of common stock to any of our executive officers or directors in the fiscal year ended December 31, 1999. As of June 30, 2000, Mr. Mandelkern was indebted to us in the amount of $97,500 plus interest accrued since July 9, 1997, at the rate of 6% per year, in connection with a loan made to enable him to purchase 975,000 shares of common stock. As of June 30, 2000, Mr. Ellett was indebted to us in the amount of $103,000 plus interest accrued since September 30, 1998 at the rate of 5.54% per year. He incurred this indebtedness in connection with a loan made to enable him to purchase 1,030,000 of the 1,100,000 shares of common stock he acquired by exercising options in addition to the other 70,000 shares for which he paid $7,000 cash. We had offered to make six-year full recourse loans to the named executive officers at the applicable federal interest rate to pay all or part of the exercise price of options granted to them during or after December 1999. Such loans would be secured by the shares so acquired. As a result, in addition to the loans described above, as of September 1, 2000 Mr. Ellett was indebted to us in the amount of $297,916, plus interest accrued since August 11, 2000 at the rate of 6.62%, in connection with loans made to enable him to purchase 297,916 shares of common stock through the exercise of options; Mr. Mandelkern was indebted to us in the amount of $150,000, plus interest accrued since August 16, 2000 at the rate of 6.62%, in connection with loans made to enable him to purchase 150,000 shares of common stock through the exercise of options; and Mr. Lundgren was indebted to us in the amount of $200,000, plus interest accrued since July 31, 2000 at the rate of 6.62%, in connection with loans made to enable him to purchase 200,000 shares of common stock through the exercise of options.

  Between June 1997 and September 2000, we sold an aggregate of 24,710,135 shares of convertible preferred stock in the following rounds of financing:

  . We sold 5,799,998 shares of Series A convertible preferred stock in June 1997 at a price of $0.675 per share;

  . We sold 2,000,000 shares of Series B convertible preferred stock in June 1998 at a price of $1.00 per share;

  . We sold 833,333 shares of Series B-1 convertible preferred stock in September 1998 at a price of $1.20 per share;

  . We sold 2,036,717 shares of Series C convertible preferred stock in November 1998, and 541,315 shares of Series C convertible preferred stock in March 1999 at a price of $1.86 per share;

  . We sold 5,856,645 shares of Series D convertible preferred stock in August 1999, 174,825 shares of Series D convertible preferred stock in September 1999, 699,300 shares of Series D convertible preferred stock in November 1999 and 449,650 shares of Series D convertible preferred stock in December 1999 at a price of $2.86 per share;

  . We sold 3,719,477 shares of Series E convertible preferred stock in March and April 2000 at a price of $7.52 per share; and

  . We sold 2,598,875 shares of Series F convertible preferred stock in August and September 2000 at a price of $7.52 per share.

  The following table summarizes purchases, valued in excess of $60,000, of shares of preferred stock by our directors, executive officers and our 5% stockholders:

                          Number of Number of Number of  Number of Number of Number of Number of
                          Shares of Shares of Shares of  Shares of Shares of Shares of Shares of
Purchaser                 Series A  Series B  Series B-1 Series C  Series D  Series E  Series F
---------                 --------- --------- ---------- --------- --------- --------- ---------
Norwest Venture Partners
 VI(1)..................  2,592,592  984,275   410,417   2,150,539 1,398,601  531,915   531,915
Advanced Technology
 Ventures IV(2).........  2,592,592  984,275   410,417     403,230   699,301  196,809
Pardner Wynn............    370,370   10,000     4,166       5,000       --       --
Gilde IT Fund(3)........        --       --        --          --  1,748,251  132,979    99,700
INVESCO Private Capital,
 Inc.(4)................        --       --        --          --  1,748,252      --     82,713
Andersen Consulting,
 LLP(5).................        --       --        --          --        --       --        --

--------
(1) Itasca VC Partners VI, LLP is the general partner of Norwest Equity Partners VI, LP and has the sole voting and investment power over the shares held by Norwest Equity Partners VI, LP. General Partners George J. Still and John P. Whaley share the investment and voting power over Company shares beneficially owned by Itasca V Partners VI, LP. Kevin Hall, a partner of Itasca VC Partners VI, LLP and one of our directors, disclaims beneficial ownership of the shares held by Norwest Equity Partners VI, LP except to the extent of his pecuniary interest therein.
(2) General Partners Jos Henkens, Michael Frank, Pieter Schiller and Steve Baloff share the investment and voting power over Company shares beneficially owned by the following Advanced Technology Ventures entities:
    Advanced Technology Ventures owns 196,809 shares of Series E convertible preferred stock, Advanced Technology Ventures I owns 174,825 shares of Series D convertible preferred stock and Advanced Technology Ventures IV owns 4,933,740 shares of various series of convertible preferred stock. Jos Henkens, a general partner of Advanced Technology Ventures IV and one of our directors, disclaims beneficial ownership of the shares held by Advanced Technology Ventures IV except to the extent of his pecuniary interest therein.
(3) Includes 250,000 shares of common stock issuable within 60 days upon the exercise of a warrant. Gilde IT Fund's executive committee, which is comprised of Leondert van Driel, Boudewijn Molenaar and Toon den Heijer, share the investment and voting power over Company shares beneficially owned by Gilde IT Fund.
(4) Represents 1,061,888 shares of Series D convertible preferred stock held by Citiventure 96 Partnership, L.P., 243,706 shares of Series D convertible preferred stock held by Chancellor Private Capital Partners III, L.P., 41,259 shares of Series D convertible preferred stock held by Chancellor Private Capital Offshore Partners I, C.V., and 401,399 shares of Series D convertible preferred stock held by Chancellor Private capital Offshore Partners II, L.P., INVESCO Private Capital, Inc. is the investment manger for, and has the sole voting and investment power over the share held by, Citiventure 96 Partnership, L.P., Chancellor Private Capital Partner III, L.P., Chancellor Private Capital Offshore Partners I, C.V., and Chancellor Private Capital Offshore Partners II, L.P.

(5) AC Ventures B.V. owns 531,915 shares of Series E convertible preferred stock and 261,517 shares of Series F convertible preferred stock. Andersen Consulting, LLP disclaims beneficial ownership of these shares. Andersen Consulting LLP acquired and holds immediately exercisable warrants expiring in March, 2003, to purchase 2,396,932 shares of Series E convertible preferred stock with an exercise price of $7.52 per share. John T. Kunzweiler has sole investment and voting power over Company shares beneficially owned by Andersen Consulting, LLP.

  In connection with the above transactions, we entered into agreements with the investors providing for registration rights with respect to these shares. The most recent such agreement is an Amended and Restated Investor Rights Agreement dated April 2000, which restates and incorporates the registration rights of all investors. For more information regarding this agreement, see "Description of Capital Stock -- Registration Rights."

  For more information regarding transactions with some of our officers and directors and their affiliates, see "Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding beneficial ownership of our common stock as of September 1, 2000, by:

  . each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock;

  .  each of the named executive officers;

  .  each of our directors; and

  .  all executive officers and directors as a group.

  Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them.

  Unless otherwise indicated, the address for the following stockholders is c/o Docent, Inc., 2444 Charleston Road, Mountain View, California 94043.

  The following table assumes conversion into common shares of 24,710,135 shares of preferred shares at the closing of this offering and assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 31,811,451 shares of common stock outstanding as of September 1, 2000 and an additional 8,000,000 shares outstanding immediately after completion of this offering.

                                                               Percentage of
                                                 Number of     Common Stock
                                                   Shares    -----------------
                                                Beneficially  Before   After
Name of Beneficial Owner                           Owned     Offering Offering
------------------------                        ------------ -------- --------
5% Stockholders:
Norwest Equity Partners VI, LP(1)..............  8,700,254     27.3%    21.8%
Advanced Technology Ventures IV(2).............  5,324,124     16.7     13.4
Andersen Consulting, LLP(3)....................  2,396,932      7.0      5.7
Gilde IT Fund(4)...............................  2,230,930      7.0      5.6
INVESCO Private Capital, Inc.(5)...............  1,830,965      5.8      4.6
Pardner Wynn(6)................................  2,232,030      7.0      5.6

Directors and Executive Officers:
David R. Ellett(7).............................  1,775,000      5.5      4.4
David Mandelkern(8)............................  1,175,000      3.7      2.9
Richard L. Dellinger(9)........................    557,500      1.7      1.4
Kathleen A. Gogan(10)..........................    312,650      1.0        *
E. Keith Finch(11).............................     97,082        *        *
Donald E. Lundgren(12).........................    250,000        *        *
Mary A. Egan Lorigan(13).......................    437,100      1.4      1.1
Kevin G. Hall(14)..............................     40,000        *        *
Jos C. Henkens(15).............................     40,000        *        *
Ali Kutay(16)..................................     44,000        *        *
Robert A. Lauer(17)............................    160,000        *        *
Pardner Wynn(6)................................  2,232,030      7.0      5.6
All directors and executive officers as a
 group(14 persons)(18).........................  7,365,362     21.9%    17.7%

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Principal address is 2455 Lytton, Suite 250, Palo Alto, California 94301. Itasca VC Partners VI, LLP is the general partner of Norwest Equity Partners VI, LP and has the sole voting and investment power over the shares held by Norwest Equity Partners VI, LP. Includes 18,750 shares issuable upon exercise of warrants within sixty (60) days of September 1, 2000, which warrants terminate upon the closing of this offering if not previously exercised. General Partners George J. Still and John P. Whaley share the investment and voting power over Company shares beneficially owned by Itasca V Partners VI, LP. Kevin Hall, a partner of Itasca VC Partners VI, LLP and one of our directors, disclaims beneficial ownership of the shares held by Norwest Equity Partners VI, LP except to the extent of his pecuniary interest therein.

 (2) Principal address is 485 Ramona Street, Suite 230, Palo Alto, California 94301. Includes 100,000 shares issuable upon exercise of warrants within sixty (60) days of September 1, 2000, which warrants terminate upon the closing of this offering if not previously exercised. General Partners Jos Henkens, Michael Frank, Pieter Schiller and Steve Baloff share the investment and voting power over Company shares beneficially owned by the following Advanced Technology Ventures entities: 196,809 shares of common stock held by Advanced Technology Ventures, 174,825 shares of common stock held by Advanced Technology Ventures I and 4,933,740 shares of common stock held by Advanced Technology Ventures IV. Jos Henkens, a general partner of Advanced Technology Ventures IV and one of our directors, disclaims beneficial ownership of the shares held by Advanced Technology Ventures IV except to the extent of his pecuniary interest therein.

 (3) Principal address is 200 Public Square, Suite 1900, Cleveland, Ohio 44114. Excludes 793,432 shares owned by AC Ventures B.V. as to which Andersen Consulting, LLP disclaims beneficial ownership. Includes 2,396,932 shares of common stock issuable upon the exercise of a warrant within sixty (60) days of September 1, 2000. John T. Kunzweiler has sole investment and voting power over Company shares beneficially owned by Andersen Consulting, LLP.

 (4) Principal address is P.O. Box 85067, 3508 AB Utrecht, The Netherlands. Includes 250,000 shares issuable upon the exercise of warrants within sixty (60) days of September 1, 2000. Gilde IT Fund's executive committee, which is comprised of Leondert van Driel, Boudewijn Molenaar and Toon den Heijer, share the investment and voting power over Company shares beneficially owned by Gilde IT Fund.

 (5) Principal address of entities affiliated with INVESCO Private Capital, Inc. is 1166 Sixth Avenue, New York, New York 10036. Represents 1,144,601 shares of common stock held by Citiventure 96 Partnership, L.P., 243,706 shares of common stock held by Chancellor Private Capital Partners III, L.P., 41,259 shares of common stock held by Chancellor Private Capital Offshore Partners I, C.V., and 401,399 shares of common stock held by Chancellor Private Capital Offshore Partners II, L.P. INVESCO Private Capital, Inc. is the investment manager for, and has the sole voting and investment power over the shares held by, Citiventure 96 Partnership, L.P., Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners I, C.V., and Chancellor Private Capital Offshore Partners II, L.P. Alessandro Piol, Managing Director, has sole investment and voting power over Company shares beneficially owned by INVESCO Private Capital, Inc.

 (6) Address is care of the Company, 2444 Charleston Road, Mountain View, CA 94043. Includes 294 shares issuable upon exercise of warrants within sixty
     (60) days of September 1, 2000, which warrants terminate upon the closing of this offering if not previously exercised. Includes 40,000 shares issuable upon exercise of options within sixty (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon termination of services as a member of our board of directors. Includes 5,000 shares held as trustee for each of Hannah G. Wynn, Jemima K. Wynn and

    Nathaniel C. Wynn. Excludes 94,250 shares Mr. Wynn is in process of transferring by gift to various third parties.

 (7) Includes 764,583 shares subject to repurchase by us upon employment termination, 481,250 at $0.10 per share and 283,333 shares at $1.00 per share, and 377,084 shares issuable upon exercise of options within sixty
     (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination. Includes shares held in two irrevocable trusts as to which his father-in-law is trustee and his minor children, and their children, if any, are beneficiaries or contingent beneficiaries.

 (8) Includes 162,998 shares subject to repurchase by us upon employment termination, 20,289 at $0.10 per share and 142,709 at $1.00 per share, and 50,000 shares issuable upon exercise of options within sixty (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination.

 (9) Includes 83,385 shares subject to repurchase by us upon employment termination, 78,125 at $0.10 per share and 5,260 shares at $0.30 per share, and 277,500 shares issuable upon exercise of options within sixty
     (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination.

(10) Includes 136,852 shares subject to repurchase by us upon employment termination at $0.20 per share and 60,000 shares issuable upon exercise of options within sixty (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination.

(11) Mr. Finch ceased as our employee on June 1, 2000.

(12) Includes 200,000 shares subject to repurchase by us upon employment termination at $1.00 per share and 50,000 shares issuable upon exercise of options within sixty (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination.

(13) Includes 437,100 shares issuable upon exercise of options within sixty
     (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon employment termination.

(14) Includes 40,000 shares subject to repurchase by us upon termination of services as a member of our board of directors at $3.50 per share.

(15) Includes 40,000 shares issuable upon exercise of options within sixty
     (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon termination of services as a member of our board of directors.

(16) Includes 44,000 shares issuable upon exercise of options within sixty
     (60) days of September 1, 2000, a portion of which would be subject to repurchase by us upon termination of services as a member of our board of directors.

(17) Includes 160,000 shares issuable upon exercise of options within 60 days of September 1, 2000, a portion of 40,000 of which would be subject to repurchase by us upon termination of services as a member of our board of directors and a portion of 120,000 of which would be subject to repurchase by us upon termination of services as an employee and consultant.

(18) Includes 1,780,978 shares issuable upon exercise of options exercisable within 60 days of September 1, 2000.

                          DESCRIPTION OF CAPITAL STOCK

Authorized And Outstanding Capital Stock

  Our authorized capital stock as of September 1, 2000 consisted of 40,000,000 shares of common stock and 30,000,000 shares of convertible preferred stock. As of September 1, 2000, there were outstanding 7,101,316 shares of common stock and 24,710,135 shares of convertible preferred stock. Such shares were held of record by a total of 148 stockholders.

  Upon the closing of this offering:

  . our certificate of incorporation will be amended and restated to provide for total authorized capital consisting of 250,000,000 shares of common stock and 5,000,000 shares of convertible preferred stock; and

  . all shares of preferred stock will convert into common stock and a total of 39,811,451 shares of common stock and no shares of preferred stock will be outstanding, based on the number of shares outstanding as of September 1, 2000 and assuming no exercise of the underwriters' over-allotment option, after giving effect to the sale of common stock we are offering.

  Common Stock

  The holders of our common stock are entitled to receive dividends as may be declared by our board of directors and paid out of legally available funds. Holders of shares of common stock are entitled to one vote per share upon all matters upon which stockholders have the right to vote. Cumulative voting of shares is not permitted. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Docent, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock held by all other persons are not convertible. All outstanding shares of our common stock are and the common stock to be issued in this offering will be, validly issued, fully paid and nonassessable.

  Preferred Stock

  As of the closing date of this offering, each outstanding share of preferred stock will automatically convert into one share of common stock. Pursuant to an amended and restated certificate of incorporation to be filed upon the closing date, a total of 5,000,000 shares of preferred stock will be authorized for future issuance, none of which has been designated in any series. Our board of directors is authorized, without further stockholder action, to authorize and issue any of the 5,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences of such shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of Docent. We have no present plans to issue any preferred stock.

Warrants

  In March 1999, we issued warrants to purchase an aggregate of 119,962 shares of common stock at an exercise price of $0.30 per share. These warrants expire in November 2001.

  In March 1998, we issued a warrant to purchase 10,000 shares of series B convertible preferred stock at an exercise price of $1.25 per share. This warrant expires in March 2003.

  In April 1999, we issued warrants to purchase an aggregate of 228,493 shares of series C convertible preferred stock at an exercise price of $1.86 per share. These warrants expire in April 2006.

  In March 1999, we issued a warrant to purchase up to 175,000 shares of convertible preferred stock at an exercise price of the greater of $1.86 per share or the highest purchase price per share paid by a purchaser of our convertible preferred stock in a financing at any time after March 23, 1999. In December 1999, 100,000 shares of Series D convertible preferred stock were issued at $2.86 per share upon exercise of the warrant. The remaining
75,000 shares were not issued and the warrant expired at December 31, 1999.

  In December 1999, we issued a warrant to purchase an aggregate of 250,000 shares of Series D convertible preferred stock at an exercise price of $2.86 per share. This warrant expires in December 2002.

  In March 2000, we issued a warrant to purchase up to 200,000 shares of common stock at an exercise price of $10.00. This warrant expires on October 31, 2000.

  In March 2000, we issued warrants to purchase an aggregate of 2,446,932 shares of Series E convertible preferred stock at an exercise price of $7.52 per share. These warrants expire at various times over the next three years.

  In April 2000, we issued a warrant to purchase that number of shares of common stock equal to $274,733 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series E convertible preferred stock, otherwise it will be $7.52 per share.

  In September 2000, we issued a warrant to purchase that number of shares of common stock equal to $162,500 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series F convertible preferred stock, otherwise it will be $7.52 per share.

  Upon completion of this offering, all of our warrants to purchase shares of preferred stock will convert into the right to purchase the equivalent number of shares of common stock at the same exercise price per share.

Registration Rights

  Upon completion of this offering, the holders of 24,710,135 shares of common stock issued upon conversion of the Series A, B, B-1, C, D, E and F preferred stock and 228,500 shares of common stock issuable upon the exercise of certain warrants have the right to cause us to register these shares under the Securities Act as follows:

  . Demand Registration Rights. At the earlier of December 31, 2001 or six months after this offering, the holders of 20% of the common stock issued upon conversion of Series A, B, B-1, C, D, E and F convertible preferred stock may request that we register their shares with respect to all or part of their registrable securities having aggregate gross proceeds exceeding $7,500,000.

  . Piggyback Registration Rights. The holders of common stock issuable upon conversion of the Series A, B, B-1, C, D, E and F convertible preferred stock may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 10% of any offering.

  . S-3 Registration Rights. The holders of common stock issued upon conversion of the Series A, B, B-1, C, D, E and F convertible preferred stock have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already effected such an S-3 registration within the past twelve (12) months and if the aggregate proceeds are at least $1,000,000.

  Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Shares Eligible for Future Sale" and "Certain Transactions."

  We will pay all registration expenses, other underwriting discounts and commissions in connection with any registration. The registration rights terminate on or after completion of this offering for those holders whose registrable securities may immediately be sold under Rule 144 during any 90-day period.

Antitakeover Effects Of Provisions Of Our Certificate Of Incorporation and Bylaws And Of Delaware Law

  Certain provisions of our certificate of incorporation, bylaws and Delaware law, described below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

  Certificate of Incorporation and Bylaws

  Certain provisions of our certificate of incorporation and Bylaws are designed to enhance the likelihood of continuity and stability of our board of directors and in the policies formulated thereby. Accordingly, such provisions may have the effect of preventing, discouraging or delaying any potential acquisition proposals, whether by tender offer, proxy offer, or otherwise, or changes in the control of our company and of preventing changes in our management.

  These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure outweighs the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Classified Board

  Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Restrictions on Persons Able to Call Stockholder Meetings

  Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

  Advance Notification of Stockholder Nominations and Proposals Required

  Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

  Effect of Delaware Anti-Takeover Statute

  We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . the transaction is approved by the board of directors prior to the date the interested stockholder attained such status;

  . upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Stockholder Action by Written Consent Eliminated

  Upon the closing of this offering, the stockholders will not be able to take action by using the written consent procedure. Rather, stockholders will only be able to vote at a duly called meeting of stockholders.

  Cumulative Voting

  Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors unless required by Section 2115 as described below.

  Undesignated Preferred Stock

  The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

  Amendment of Charter Provisions Require Supermajority Vote

  The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Section 2115

  We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of our operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

  . enables removal of directors with or without cause with majority stockholder approval;

  .  places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

  We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2001 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders.

Transfer Agent And Registrar

  The transfer agent and registrar for our common stock is Computershare Trust Company, Inc. Its telephone number is 303/986-5400.

Listing

  We have applied to list our common stock on the Nasdaq National Market under the trading symbol "DCNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, we will have 39,811,451 shares of common stock outstanding. Of these shares, the 8,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Substantially all shares of our stock outstanding prior to this offering are subject to 180-day lock-up agreements and may not be sold in the public market prior to the expiration of the lock-up agreements. We are not aware of any stockholder with registration rights who currently intends to exercise any of their registration rights, and the registration rights would not permit any stockholder to break the lock-up agreements. We are not aware that any of our officers, directors or current stockholders intend to ask for consent to offer, sell or otherwise dispose of the common stock within the lock-up period. Upon the expiration of the lock-up agreements, approximately 25,493,099 additional shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

Days After Date of This  Shares Eligible
Prospectus                  for Sale                     Comment
-----------------------  ---------------                 -------
Upon effectiveness......    8,000,000    Freely tradable shares sold in this
                                         offering

One hundred eighty-one     25,493,099    Substantially all holders of securities
 (181) days.............                 are bound by lock-up agreements. Lock-
                                         up released; shares saleable under
                                         Rule 144, 144(k) or 701

Various dates               6,318,352    Restricted securities held for one year
 thereafter.............                 or less as of 180 days following
                                         effectiveness

Rule 144

  Assuming other conditions are met, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of

  .  1% of the then outstanding shares of our common stock (approximately shares immediately after this offering) or

  . the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to the sale.

  A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell these shares pursuant to Rule 144(k) without regard to the volume limitations or other conditions described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

  We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

Lock-Up Agreements

  We and our directors, executive officers, substantially all of our stockholders and holders of options and warrants to purchase our capital stock have agreed pursuant to the underwriting agreement and other agreements not to sell any of our common stock without the prior consent of Deutsche Banc Alex. Brown until 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our 2000 Omnibus Equity Incentive Plan and our 2000 Employee Stock Purchase Plan.

  Deutsche Bank Securities Inc. will determine whether to release shares subject to a lock-up agreement on a case by case basis. In some of its prior underwritings, Deutsche Bank Securities Inc. has considered such factors as the likelihood of a material market effect from the sale of released shares, the market price for the shares relative to the original offering price, the hardship of any person requesting a waiver and the desirability of fostering an orderly market for the shares. Deutsche Bank Securities Inc. has advised us that it does not presently intend to release any shares from lock-up agreements and will not consider its own position in our securities in making its case by case determination.

Stock Options

  We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or reserved for issuance under our 2000 Omnibus Equity Incentive Plan and our 2000 Employee Stock Purchase Plan within 180 days after the date of this prospectus, thus permitting the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act.

Rule 701

  Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Shares acquired under Rule 701 are restricted securities. However, non affiliates may sell their Rule 701 shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions. Both non-affiliates and affiliates may sell their Rule 701 shares commencing 90 days after the effective date of this offering. The holders of approximately six million shares of our common stock will be eligible to sell their shares in reliance upon Rule 701 upon the expiration of the 180-day lockup period.

Registration Rights

  After this offering, the holders of 24,710,135 shares of our common stock and warrants to purchase 228,500 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates). See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Dain Rauscher Incorporated and Thomas Weisel Partners LLC, have severally agreed to purchase from Docent the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                     Number of
   Underwriter                                                         Shares
   -----------                                                       ----------
   Deutsche Bank Securities Inc. ...................................
   Dain Rauscher Incorporated.......................................
   Thomas Weisel Partners LLC.......................................








                                                                     ----------
   Total............................................................  8,000,000
                                                                     ==========

  The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

  The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $      per
share under the public offering price. The underwriters may allow and these
dealers may re-allow, a concession of not more than $      per share to other
dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 8,000,000 shares are being offered.

  The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately 7% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                 Total Fees
                                                             -------------------
                                                              Without    With
                                                             Exercise  Exercise
                                                        Fee  of Over-  of Over-
                                                        per  Allotment Allotment
                                                       Share  Option    Option
                                                       ----- --------- ---------
   Fees paid by Docent................................  $      $         $

  In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,300,000.

  We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

  Each of our officers and directors and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our 2000 Omnibus Equity Incentive Plan and our 2000 Employee Stock Purchase Plan without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

  The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

  The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

  We have applied for quotation of our common stock or the NASDAQ National Market under the symbol "DCNT."

  At our request, the underwriters have reserved for sale, at the initial public offering price, up to 9% of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. These reserved shares will not be subject to lock-up agreements with Deutsche Banc Alex. Brown. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 176 filed public offerings of equity securities, of which 141 have been completed, and has acted as a syndicate member in an additional 117 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering and the share ownership of individuals associated with Thomas Weisel Partners stated below.

  As of April 10, 2000, we sold 3,719,477 shares of our Series E convertible preferred stock in a private placement at a price of $7.52 per share. Each of the shares of Series E convertible preferred stock is convertible at the option of the holder into one share of our common stock. Deutsche Bank Securities Inc. acted as a placement agent for us in connection with the private placement of shares of our Series E convertible preferred stock. We incurred customary placement fees to Deutsche Bank Alex. Brown for such services, including a cash placement fee of $1,098,932 and a warrant to purchase shares of our common stock. The number of shares of common stock underlying the warrant is equal to $274,733 divided by the exercise price of the warrant. The exercise price of the warrant will be at the private placement price of $7.52 per share if this offering does not occur within six months of the closing of the Series E convertible preferred stock offering and at the initial public offering price if this offering occurs within six months of the closing of the Series E convertible preferred stock offering. In this private placement, individuals and funds associated with Deutsche Bank Securities Inc. purchased 159,579 shares of Series E convertible preferred stock, individuals and funds associated with Dain Rauscher Incorporated purchased 33,245 shares of Series E convertible preferred stock, and individuals associated with Thomas Weisel Partners LLC purchased 5,320 shares of Series E convertible preferred stock, all on the same terms as the other investors in the private placement. The aggregate number of shares of Series E convertible preferred stock purchased by individuals and funds associated with Deutsche Bank Securities Inc., Dain Rauscher Incorporated and Thomas Weisel Partners LLC was 198,144 shares. Upon conversion of these shares into common stock, based on an assumed initial public offering price of $10.00, the value of these shares is $1,981,440. The difference between the amount that individuals and funds associated with Deutsche Bank Securities Inc., Dain Rauscher Incorporated, and Thomas Weisel Partners LLC originally paid for the Series E convertible preferred stock and the value of the Series E convertible preferred stock based on the assumed initial public offering price of $10.00 equals $491,397. The shares of Series E convertible preferred stock purchased by individuals and funds associated with Deutsche Bank Securities Inc., Dain Rauscher Incorporated and Thomas Weisel Partners LLC are restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective time of the offering, except for transfers made to any member of the NASD participating in the offering and the bona fide officers or partners of any member of the NASD participating in the offering.

  As of September 1, 2000, we sold 2,598,875 shares of our Series F convertible preferred stock in a private placement at a price of $7.52 per share. Each of the Series F convertible preferred stock is convertible at the option of the holder into one share of our common stock. Deutsche Bank Securities Inc. also acted as a placement agent for us in connection with the private placement of shares of our Series F convertible preferred stock. We incurred customary placement fees to Deutsche Banc Alex. Brown for such services, including a cash placement fee of $650,000 and a warrant to purchase shares of our common stock. The number of shares of common stock underlying the warrant is equal to $162,500 divided by the exercise price of the warrant. The exercise price of the warrant will be at the private placement price of $7.52 per share if this offering does not close within six months of the closing of the Series F convertible preferred stock offering and at the initial public offering price if this offering occurs within six months of the closing of the Series F convertible preferred stock offering.

Pricing Of This Offering

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

  .  prevailing market conditions;

  .  estimates of our business potential;

  .  the present stage of our development;

  . the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  .  our results of operations in recent periods.

  The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  Select legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, Palo Alto, California. At the close of this offering, an entity in which attorneys and former attorneys of Pillsbury Madison & Sutro LLP are members, and two current partners of Pillsbury Madison & Sutro LLP will beneficially own a total of 39,815 shares of our common stock. Gibson Dunn and Crutcher LLP, San Francisco, California will act as counsel to the underwriters in connection with this offering. At the close of this offering, GDC Partners 2000 Fund, LLC, an investment partnership composed of some current and former partners of Gibson Dunn & Crutcher LLP, will beneficially own a total of 19,947 shares of our common stock.

                                    EXPERTS

  The consolidated financial statements of Docent as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule filed as a part of the registration statement. The registration statement, including exhibits and schedule, may be inspected without charge at the principal office of the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street N.W., Washington, D.C. 20549 and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

  Upon completion of this offering, Docent will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Website of the SEC referred to above.

  We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                                  DOCENT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

Report of Independent Accountants........................................ F-2

Consolidated Balance Sheets.............................................. F-3

Consolidated Statements of Operations.................................... F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders'
 Deficit................................................................. F-5

Consolidated Statements of Cash Flows.................................... F-7

Notes to Consolidated Financial Statements............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Docent, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Docent, Inc. at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
March 28, 2000

                                  DOCENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                  Pro Forma
                                                                 Convertible
                                                               Preferred Stock
                                 December 31,                 and Stockholders'
                               -----------------   June 30,       Equity at
                                1998      1999       2000       June 30, 2000
                               -------  --------  ----------- -----------------
                                                  (unaudited)    (unaudited)
Assets
Current assets:
  Cash and cash equivalents..  $ 2,968  $ 12,773   $ 23,413
  Accounts receivable, net...      307       809      2,227
  Deferred contract costs....      --        424        424
  Prepaid expenses and other
   current assets............       17       159        235
                               -------  --------   --------
    Total current assets.....    3,292    14,165     26,299
Property and equipment, net..      558       964      2,586
Deferred contract costs......      250       --         --
Other assets.................       83       173        749
                               -------  --------   --------
    Total assets.............  $ 4,183  $ 15,302   $ 29,634
                               =======  ========   ========

  Liabilities, Convertible
     Preferred Stock and
     Stockholders' Equity
          (Deficit)
Current liabilities:
  Accounts payable...........  $   275  $    988   $  1,694
  Accrued liabilities........      513       875      2,729
  Deferred revenue...........      501     1,108      1,998
  Capital lease obligations,
   current portion...........        4        25        114
  Notes payable, current
   portion...................      137     1,231        991
                               -------  --------   --------
    Total current
     liabilities.............    1,430     4,227      7,526
Capital lease obligations....       13        47         92
Notes payable................      149     1,070        944
                               -------  --------   --------
    Total liabilities........    1,592     5,344      8,562
                               -------  --------   --------
Commitments and Contingencies
 (Note 4)
Convertible preferred stock,
 $0.001 par value; 27,284
 shares authorized; 10,670,
 18,391, 22,111 (unaudited)
 and no (unaudited) shares
 issued and outstanding
 (Liquidation value $60,217
 (unaudited) at June 30,
 2000).......................   10,615    33,288     64,010            --
                               -------  --------   --------       --------
Stockholders' equity
 (deficit):
  Common stock, $0.001 par
   value; 38,800 shares
   authorized; 5,160, 5,310,
   6,230 (unaudited) and
   28,342 (unaudited) shares
   issued and outstanding....        5         5          6             28
  Additional paid-in
   capital...................      655    11,218     44,511        108,499
  Receivables from
   stockholders..............     (201)     (487)      (201)          (201)
  Unearned stock-based
   compensation..............     (330)   (7,200)   (19,883)       (19,883)
  Accumulated deficit........   (8,153)  (26,866)   (67,371)       (67,371)
                               -------  --------   --------       --------
    Total stockholders'
     equity (deficit)........   (8,024)  (23,330)   (42,938)        21,072
                               -------  --------   --------       --------
    Total liabilities,
     convertible preferred
     stock and stockholders'
     equity (deficit)........  $ 4,183  $ 15,302   $ 29,634       $ 29,634
                               =======  ========   ========       ========


   The accompanying notes are an integral part of these financial statements.

                                  DOCENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                              Six Months Ended
                                  Years Ended December 31,        June 30,
                                  --------------------------  -----------------
                                   1997     1998      1999     1999      2000
                                  -------  -------  --------  -------  --------
                                                                (unaudited)
Revenue:
  License.......................  $   335  $   297  $    141  $    41  $    663
  Services and maintenance......       60      244       651      131     1,801
                                  -------  -------  --------  -------  --------
                                      395      541       792      172     2,464
                                  -------  -------  --------  -------  --------
Costs and expenses:
  Cost of license...............       35       23        29        4        10
  Cost of services and
   maintenance (exclusive of
   stock-based compensation of
   $0 and $78 in 1998 and 1999
   and $2 and $139 (unaudited)
   for the six months ended June
   30, 1999 and 2000)...........       18      750     1,201      460     3,173
  Research and development
   (exclusive of stock-based
   compensation of $3 and $517
   in 1998 and 1999 and $92 and
   $926 (unaudited) for the six
   months ended June 30, 1999
   and 2000)....................      653    2,242     2,482    1,049     1,856
  Sales and marketing (exclusive
   of stock-based compensation
   of $22 and $3,030 in 1998 and
   1999 and $339 and $15,614
   (unaudited) for the six
   months ended June 30, 1999
   and 2000)....................      718    2,491     8,890    3,465    11,676
  General and administrative
   expenses (exclusive of stock-
   based compensation of $241
   and $909 in 1998 and 1999 and
   $46 and $1,848 (unaudited)
   for the six months ended June
   30, 1999 and 2000)...........      524    1,232     2,321      667     2,485
  Stock-based compensation......      --       266     4,534      479    18,527
                                  -------  -------  --------  -------  --------
    Total costs and expenses....    1,948    7,004    19,457    6,124    37,727
                                  -------  -------  --------  -------  --------
    Loss from operations........   (1,553)  (6,463)  (18,665)  (5,952)  (35,263)
Interest expense................       (7)     (20)     (310)    (110)     (203)
Other expense...................      --        (2)      (17)      (1)      (35)
Interest income.................       55       51       279       39       501
                                  -------  -------  --------  -------  --------
    Net loss....................   (1,505)  (6,434)  (18,713)  (6,024)  (35,000)
Dividend accretion and deemed
 dividend on convertible
 preferred stock................      --       --     (1,354)     --     (9,614)
                                  -------  -------  --------  -------  --------
    Net loss attributable to
     common stockholders........  $(1,505) $(6,434) $(20,067) $(6,024) $(44,614)
                                  =======  =======  ========  =======  ========
Net loss per share attributable
 to common stockholders--basic
 and diluted....................  $ (0.55) $ (2.24) $  (5.19) $ (1.67) $  (9.99)
                                  =======  =======  ========  =======  ========
Weighted average common shares
 outstanding....................    2,717    2,869     3,868    3,607     4,464
                                  =======  =======  ========  =======  ========
Pro forma net loss per share--
 basic and diluted (unaudited)..                    $  (1.10)          $  (1.64)
                                                    ========           ========
Pro forma weighted average
 common shares outstanding
 (unaudited)....................                      17,013             24,633
                                                    ========           ========


   The accompanying notes are an integral part of these financial statements.

                                 DOCENT, INC.

   CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS'
                                    DEFICIT
                   (in thousands, except per share amounts)

                           Convertible
                            Preferred
                              Stock      Common Stock   Additional Receivables    Unearned
                          -------------- --------------  Paid-In       from     Stock-based  Accumulated
                          Shares Amount  Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          ------ ------- ------  ------ ---------- ------------ ------------ ----------- --------
Balances, December 31,
1996....................     --  $   --   3,725   $ 4    $    15      $ --        $   --      $   (214)  $   (195)
Issuance of Series A
convertible preferred
stock for cash at $0.675
per share, net of
issuance costs of $48...   5,430   3,617    --    --         --         --            --           --         --
Issuance of Series A
convertible preferred
stock upon cancellation
of bridge loans.........     370     250    --    --         --         --            --           --         --
Issuance of common stock
for note receivable.....     --      --     975     1         97        (98)          --           --         --
Net loss................     --      --     --    --         --         --            --        (1,505)    (1,505)
                          ------ ------- ------   ---    -------      -----       -------     --------   --------
Balances, December 31,
1997....................   5,800   3,867  4,700     5        112        (98)          --        (1,719)    (1,700)
Issuance of Series B
convertible preferred
stock for cash at $1 per
share, net of issuance
costs of $21............   2,000   1,979    --    --         --         --            --           --         --
Issuance of Series B-1
convertible preferred
stock for cash at $1.20
per share, net of
issuance costs of $8....     833     992    --    --         --         --            --           --         --
Issuance of Series C
convertible preferred
stock for cash at $1.86
per share, net of
issuance costs of $11...   2,037   3,777    --    --         --         --            --           --         --
Issuance of convertible
preferred stock warrants
in exchange for
services................     --      --     --    --          14        --            --           --          14
Unearned stock-based
compensation............     --      --     --    --         366        --           (366)         --         --
Issuance of options in
exchange for services...     --      --     --    --          12        --            --           --          12
Amortization of unearned
stock-based
compensation............     --      --     --    --         --         --             36          --          36
Issuance of common stock
for cash on option
exercise................     --      --     448   --          49        --            --           --          49
Issuance of common stock
on option exercise in
exchange for note
receivable..............     --      --   1,030     1        102       (103)          --           --         --
Repurchase of common
stock...................     --      --  (1,018)   (1)       --         --            --           --          (1)
Net loss................     --      --     --    --         --         --            --        (6,434)    (6,434)
                          ------ ------- ------   ---    -------      -----       -------     --------   --------
Balances, December 31,
1998....................  10,670  10,615  5,160     5        655       (201)         (330)      (8,153)    (8,024)
Issuance of Series C
convertible preferred
stock for cash at $1.86
per share, net of
issuance costs of $16...     541     834    --    --         --         --            --           --         --
Issuance of common stock
warrants in connection
with Series C
convertible preferred
stock financing.........     --      --     --    --         157        --            --           --         157
Issuance of Series C
convertible preferred
stock warrants in
connection with
subordinated loan and
capital leases..........     --      --     --    --         339        --            --           --         339
Issuance of Series D
convertible preferred
stock for cash at $2.86
per share, net of
issuance costs of $51...   7,080  20,199    --    --         --         --            --           --         --
Issuance of convertible
preferred stock warrants
in exchange for
services................     --      --     --    --       1,892        --            --           --       1,892
Issuance of Series D
convertible preferred
stock upon exercise of
warrant.................     100     286    --    --         --        (286)          --           --        (286)
Unearned stock-based
compensation............     --      --     --    --       8,466        --         (8,466)         --         --
Amortization of unearned
stock-based
compensation............     --      --     --    --         --         --          1,596          --       1,596
Issuance of options in
exchange for services...     --      --     --    --         310        --            --           --         310
Issuance of common stock
in exchange for
services................     --      --     126   --         736        --            --           --         736
Issuance of common stock
for cash on exercise of
options.................     --      --      93   --          25        --            --           --          25
Repurchase of common
stock...................     --      --     (69)  --          (8)       --            --           --          (8)
Accretion of Series D
convertible preferred
stock...................     --    1,354    --    --      (1,354)       --            --           --      (1,354)
Net loss................     --      --     --    --         --         --            --       (18,713)   (18,713)
                          ------ ------- ------   ---    -------      -----       -------     --------   --------
Balances, December 31,
1999....................  18,391 $33,288  5,310   $ 5    $11,218      $(487)      $(7,200)    $(26,866)  $(23,330)
                          ------ ------- ------   ---    -------      -----       -------     --------   --------

                                 DOCENT, INC.

   CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS'
                                    DEFICIT
                   (in thousands, except per share amounts)

                           Convertible
                            Preferred
                              Stock      Common Stock   Additional Receivables    Unearned
                          -------------- --------------  Paid-In       from     Stock-based  Accumulated
                          Shares Amount  Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          ------ ------- ------  ------ ---------- ------------ ------------ ----------- --------
Balances, December 31,
1999....................  18,391 $33,288 5,310    $ 5    $11,218      $(487)      $ (7,200)   $(26,866)  $(23,330)
Issuance of Series E
convertible preferred
stock for cash at $7.52
per share, net of
issuance costs of
$1,148..................   3,719  26,613   --      --        --         --             --          --         --
Issuance of common stock
warrants in connection
with Series E
convertible preferred
stock financing.........     --      --    --      --        209        --             --          --         209
Unearned stock-based
compensation............     --      --    --      --     16,803        --         (16,803)        --         --
Amortization of unearned
stock-based
compensation............     --      --    --      --        --         --           4,405         --       4,405
Stock-based compensation
on acceleration of
options upon
termination.............     --      --    --      --        363        --             --          --         363
Issuance of options in
exchange for services...     --      --    --      --        557        --            (423)        --         134
Amortization of non-
employee stock-based
compensation............     --      --    --      --        --         --             172         --         172
Issuance of common stock
in exchange for
services................     --      --     98     --        607        --             (34)        --         573
Issuance of common stock
for cash on exercise of
options.................     --      --    823      1        479        --             --          --         480
Repurchase of common
stock...................     --      --     (1)    --         (1)       --             --          --          (1)
Repayment of receivables
from stockholders.......     --      --    --      --        --         286            --          --         286
Issuance of preferred
stock warrants in
exchange for services...     --      --    --      --     12,556        --             --          --      12,556
Issuance of common stock
warrants in exchange for
services................     --      --    --      --        324        --             --          --         324
Dividend accretion on
Series D convertible
preferred stock.........     --    3,818   --      --     (3,818)       --             --          --      (3,818)
Dividend accretion on
Series E convertible
preferred stock.........     --      291   --      --       (291)       --             --          --        (291)
Deemed dividend on
Series E convertible
preferred stock.........     --      --    --      --      5,505        --             --       (5,505)       --
Net loss................     --      --    --      --        --         --             --      (35,000)   (35,000)
                          ------ ------- -----    ---    -------      -----       --------    --------   --------
Balances, June 30, 2000
(unaudited).............  22,110 $64,010 6,230    $ 6    $44,511      $(201)      $(19,883)   $(67,371)  $(42,938)
                          ------ ------- -----    ---    -------      -----       --------    --------   --------

  The accompanying notes are an integral part of these financial statements.

                                  DOCENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             Six Months Ended
                                 Years Ended December 31,        June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Cash flows from operating
 activities
Net loss.......................  $(1,505) $(6,434) $(18,713) $(6,024) $(35,000)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Allowance for doubtful
   accounts....................      --       --        --       --         52
  Depreciation and
   amortization................       42      157       268      115       312
  Loss on write-off of property
   and equipment...............      --        48       --       --        --
  Compensation expense related
   to repurchase of common
   stock from founders.........      --       204       --       --        --
  Amortization of deferred
   interest expense............      --       --         91       37        54
  Amortization of unearned
   stock-based compensation....      --        36     1,596      220     4,768
  Issuance of options in
   exchange for services.......      --        12       310        1       306
  Issuance of convertible
   preferred stock and common
   stock warrants in exchange
   for services................      --        14     1,892      134    12,880
  Issuance of common stock in
   exchange for services.......      --       --        736      124       573
  Changes in operating assets
   and liabilities:
   Accounts receivable.........      (43)    (233)     (502)     144    (1,470)
   Prepaid expenses and other
    assets.....................      (52)    (292)     (406)    (208)     (122)
   Accounts payable............      149      110       713       45       706
   Accrued liabilities.........       96      385       362       14     1,854
   Deferred revenue............       44      457       607      291       890
                                 -------  -------  --------  -------  --------
     Net cash used in operating
      activities...............   (1,269)  (5,536)  (13,046)  (5,107)  (14,197)
                                 -------  -------  --------  -------  --------
Cash flows from investing
 activities
Purchases of property and
 equipment.....................     (242)    (486)     (611)    (122)   (1,779)
Disposal of property and
 equipment.....................       10      --        --       --        --
                                 -------  -------  --------  -------  --------
     Net cash used in investing
      activities...............     (232)    (486)     (611)    (122)   (1,779)
                                 -------  -------  --------  -------  --------
Cash flows from financing
 activities
Loan from stockholder..........       81      --        --       --        --
Payment to stockholder on note
 payable.......................      (84)     --        --       --        --
Proceeds from issuance of
 convertible preferred stock,
 net...........................    3,617    6,748    21,033      833    26,822
Proceeds from issuance of
 common stock, net.............      --        49        25        2       480
Proceeds from issuance of
 convertible preferred stock
 warrants......................      --       --        157      157       --
Proceeds from repayment of
 stockholder receivable........      --       --        --       --        286
Repurchase of common stock.....      --      (204)       (8)      (7)       (1)
Proceeds from notes payable....      --       343     3,000    3,000       --
Repayment of notes payable.....      --       (57)     (737)    (207)     (420)
Principal payments under
 capital lease obligations.....      --        (2)       (8)      (2)      (21)
Prepaid initial public offering
 costs.........................      --       --        --       --       (530)
                                 -------  -------  --------  -------  --------
     Net cash provided by
      financing activities.....    3,614    6,877    23,462    3,776    26,616
                                 -------  -------  --------  -------  --------
Net increase (decrease) in cash
 and cash equivalents..........    2,113      855     9,805   (1,453)   10,640
Cash and cash equivalents,
 beginning of period...........      --     2,113     2,968    2,968    12,773
                                 -------  -------  --------  -------  --------
Cash and cash equivalents, end
 of period.....................  $ 2,113  $ 2,968  $ 12,773  $ 1,515  $ 23,413
                                 =======  =======  ========  =======  ========
Supplemental disclosures of
 cash flow information
Interest paid..................  $     7  $    20  $    220  $    73  $    148
                                 =======  =======  ========  =======  ========
Income taxes paid..............  $   --   $     2  $    --   $     1  $      3
                                 =======  =======  ========  =======  ========
Supplemental disclosure of
 noncash investing and
 financing activities
Receivable from stockholders in
 connection with issuance of
 common stock and convertible
 preferred stock...............  $    98  $   103  $    286  $   --   $    --
                                 =======  =======  ========  =======  ========
Equipment acquired under
 capital leases................  $   --   $    19  $     63  $   --   $    155
                                 =======  =======  ========  =======  ========
Issuance of convertible
 preferred stock upon
 cancellation of bridge loan...  $   250  $   --   $    --   $   --   $    --
                                 =======  =======  ========  =======  ========
Deferred interest expense
 related to warrants issued in
 connection with subordinated
 loan and capital leases.......  $   --   $   --   $    339  $   339  $    --
                                 =======  =======  ========  =======  ========
Unearned stock-based
 compensation..................  $   --   $   366  $  8,466  $   661  $ 16,803
                                 =======  =======  ========  =======  ========
Dividend accretion and deemed
 dividend on convertible
 preferred stock...............  $   --   $   --   $  1,354  $   --   $  9,614
                                 =======  =======  ========  =======  ========

   The accompanying notes are an integral part of these financial statements.

                                  DOCENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

1. Organization and Basis of Presentation

  Docent Inc. (the "Company") was incorporated in the State of Delaware June 1997. The Company was incorporated to assume the assets, liabilities and assets of Stanford Testing Systems, Inc. (the "Predecessor"). There was no change in ownership as a result of this transaction and accordingly the transaction has been treated as a reorganization with the results of the predecessor presented as the historical results of the Company.

  The Company is a provider of products and services that enable the exchange of knowledge within and among large enterprises, educational content providers and professional communities. The Company's Internet-based platform provides for the delivery of learning content online, commonly known as eLearning, as well as brings together the Company's customers into a virtual marketplace with an array of value-added features, commonly known as an "eHub."

2.  Summary of Significant Accounting Policies

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited interim financial information

  The accompanying unaudited balance sheet as of June 30, 2000, the statements of operations and cash flows for the six months ended June 30, 1999 and 2000 and the statement of convertible preferred stock and stockholders' deficit for the six months ended June 30, 2000 are unaudited. The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's results of operations and its cash flows for the six months ended June 30, 1999 and 2000. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

  Cash and cash equivalents

  The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost which approximates market value.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  Fair value of financial instruments

  Carrying amounts of certain of the Company's financial instruments including accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amounts of notes payable approximate fair value based on the terms of similar borrowing arrangements available to the Company.

  Risks and uncertainties

  The Company is subject to all of the risks inherent in a company which operates in the intensely competitive Internet industry, providing a service which is relatively new and constantly evolving. These risks include, but are not limited to, dependence upon customer acceptance of the Internet, development of relationships with content providers, reliance on third-party software incorporated in the Company's products and market acceptance of the Company's products and services. The Company's operating results may be materially affected by the foregoing factors.

  Concentration of credit risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company's cash and cash equivalents are deposited with two financial institutions which, at times, may exceed federally insured limits.

  Accounts receivable include amounts due from customers in a wide variety of industries. The Company performs ongoing customer credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management's expectations. At December 31, 1998, the Company had accounts receivable from three customers representing, 16%, 35% and 37% of total accounts receivable, respectively. At December 31, 1999, the Company had accounts receivable from two customers representing 20% and 39% of total accounts receivable, respectively. At June 30, 2000, one of the Company's customers represented 11% of accounts receivable.

  Revenue recognition

  The Company derives its revenue from the licensing of its software, either through perpetual or time-based licenses, maintenance and support, hosting and the provision of professional services, including implementation, consulting and training.

  For arrangements involving the external licensing of its software, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-4 "Deferral of the Effective Date of Certain Provisions of SOP 97-2" effective January 1, 1998. The Company records revenue from licensing of software products to end-users when evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery of the product has occurred. For agreements which include multiple obligations, such as product license, maintenance and support, web-hosting and professional services, the Company

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

allocates revenue to all undelivered elements, usually maintenance and support and professional services, based on objective evidence of its fair value which is specific to the Company. Any amount remaining is allocated to the delivered elements and recognized as revenue when the conditions set forth above are met.

  For arrangements involving customer acceptance, revenue recognition is deferred until the earlier of the end of the acceptance period or until written notice of acceptance is received from the customer.

  For arrangements involving significant modification and customization of the Company's software product, the Company recognizes revenue using the percentage-of-completion method or, where there are customer acceptance clauses which the Company does not have an established history of meeting or which are not considered to be routine, when the arrangement has been completed and accepted by the customer. The Company also defers the costs relating to these arrangements until the revenue is recognized.

  The Company recognizes revenue from maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance and support arrangement. Payments for maintenance fees are generally made in advance and are non-refundable.

  Revenue generated from the sale of consulting, installation and training services is recognized as the related services are performed.

  Revenue from sales through resellers are recognized upon sales to end users provided all the conditions for revenue recognition set forth above have been met.

  Fees associated with web-hosting services, including the initial set-up fee, are recognized as revenue over the hosting period agreement, generally one year.

  During the year ended December 31, 1997 the Company recognized revenue from product revenue when evidence of an arrangement existed, the fee was fixed and determinable, collection was probable and delivery had occurred in accordance with Statement of Position 91-1. Revenue from maintenance fees was recognized ratably over the period of the maintenance agreement. Fees from professional services were recognized as revenue as the services were performed.

  In addition, the Company has entered into multi-year royalty agreements with content providers. Under these agreements, the Company receives a minimum annual royalty amount and a percentage of revenue the content provider receives in excess of the minimum royalty amount for content provided to customers. In return the Company provides their software and application hosting. In the first year of the agreement the Company also provides professional services such as marketing, implementation and training. In subsequent years, professional services are available for an additional fee.

  For agreements with content providers, the minimum fee is allocated among the separate elements, including professional services and web-hosting, based on the fair value of each of these elements. Any minimum royalty amount is recognized as revenue ratably over the period which the minimum is earned. Any royalty over and above the minimum is recognized upon notification from the content provider.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  Property and equipment

  Property and equipment are stated at cost. Depreciation and amortization is generally calculated using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 5 years. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

  Long-lived assets

  The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. No losses from impairment have been recognized in the financial statements.

  Research and development

  Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a products technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the beta stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time.

  Advertising

  Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expense for the year ended December 31, 1999, was $84,000. No advertising expenses were incurred during the years ended December 31, 1997 and 1998.

  Income taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's common stock and the exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 9. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

  Comprehensive income (loss)

  The Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. This statement requires companies to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. There has been no difference between the Company's net loss and its total comprehensive loss through June 30, 2000.

  Foreign currency remeasurement and transactions

  The functional currency of the Company's foreign subsidiary is the U.S. dollar and as a result monetary assets and liabilities denominated in foreign currency, are remeasured at the balance sheet date exchange rate. Nonmonetary assets are remeasured using historical rates and revenue and expenses are remeasured at the average exchange rate prevailing during the year. The resulting remeasurement gains and losses, are recorded in operations.

  Foreign currency transaction gains and losses are included in results of operations.

  Net loss per share

  Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are comprised of common stock subject to repurchase rights, incremental shares of common and preferred stock issuable upon the exercise of stock options or warrants and shares issuable upon conversion of convertible preferred stock.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                             Six Months Ended
                                 Years Ended December 31,        June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
   Net loss attributable to
    common stockholders......... $(1,505) $(6,434) $(20,067) $(6,024) $(44,614)
                                 =======  =======  ========  =======  ========
   Basic and diluted shares:
     Weighted average common
      shares outstanding........   4,213    4,868     5,189    5,146     5,697
     Weighted average unvested
      common shares subject to
      repurchase................  (1,496)  (1,999)   (1,321)  (1,539)   (1,233)
                                 -------  -------  --------  -------  --------
     Weighted average shares
      used to compute basic and
      diluted net loss per
      share.....................   2,717    2,869     3,868    3,607     4,464
                                 =======  =======  ========  =======  ========
   Net loss per share
    attributable to common
    stockholders--basic and
    diluted..................... $ (0.55) $ (2.24) $  (5.19) $ (1.67) $  (9.99)
                                 =======  =======  ========  =======  ========

  The following table sets forth potential shares of common stock that are not included in the diluted net loss per share attributable to common stockholders above because to do so would be antidilutive for the periods indicated (in thousands):

                                                   December 31,
                                                -------------------  June 30,
                                                1997   1998   1999     2000
                                                ----- ------ ------ -----------
                                                                    (unaudited)
   Convertible preferred stock upon conversion
    to
    common stock..............................  5,800 10,670 18,391   22,111
   Warrants to purchase convertible preferred
    stock.....................................    --      10    488    2,935
   Warrants to purchase common stock..........    --     --     120      356
   Unvested common shares subject to
    repurchase................................  2,300  1,786  1,006    1,328
   Options to purchase common stock...........    764  1,340  2,619    4,470
                                                ----- ------ ------   ------
                                                8,864 13,806 22,624   31,200
                                                ===== ====== ======   ======

  Pro forma net loss per share (unaudited)

  The pro forma net loss per share for the year ended December 31, 1999 and six months ended June 30, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of common stock effective upon the closing of the Company's initial public offering, as if such conversion occurred on January 1, 1999 and January 1, 2000 or at the date of original issuance, if later. The resulting pro forma adjustment

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

includes an increase in the weighted average shares used to compute pro forma basic net loss per share of 13,145,000 shares for the year ended December 31, 1999 and 20,169,000 shares for the six months ended June 30, 2000. The calculation of pro forma diluted net loss per share excludes potential shares of common stock as their effect would be antidilutive.

  Pro forma Convertible Preferred Stock and Stockholders' Equity (unaudited)

  The pro forma convertible preferred stock and stockholders' equity as of June 30, 2000 reflects the conversion of all outstanding shares of convertible preferred stock into an aggregate of 22,111,260 shares of common stock.

  Segment reporting

  Financial Accounting Standards Board Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenue derived from their products and service groups, about geographic areas in which the Company earns revenue and holds assets, and about major customers. The Company has one reporting segment.

  During 1997, 1998 and 1999, all revenue was generated from customers located in and all long-lived assets are held in the United States. During the six months ended June 30, 2000, approximately $179,000 of the Company's revenue was derived from customers in Europe. As of June 30, 2000, approximately $107,000 of the Company's long-lived assets are held in Europe. No customers accounted for more than 10% of the Company's revenue for the six months ended June 30, 2000. Two customers accounted for 29% and 11% of the Company's revenue for the six-month period ended June 30, 1999. One customer accounted for 27% of the Company's revenue for the year ended December 31, 1999. Three customers accounted for 12%, 13% and 26% of the Company's revenue for the year ended December 31, 1998. One customer accounted for 13% of the Company's revenue for the year ended December 31, 1997.

  Recently issued accounting pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 137 deferred the effective date until the year beginning after June 30, 2000. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities--An Amendment of FASB Statement No. 133. SFAS No. 138 amends the accounting and reporting standards for certain derivatives and hedging

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company will adopt SFAS No. 133 in its quarter ending March 31, 2001. To date, the Company has not engaged in derivative or hedging activities.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has complied with the guidance in SAB 101 for all periods presented.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur either after December 15, 1998, or January 12, 2000. The adoption of certain of the provisions of FIN 44 prior to March 31, 2000 did not have a material impact on the financial statements. Management does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

  In various areas, including revenue recognition and stock-based compensation, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB continues to address revenue and other related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company's accounting for its operations.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


3. Balance Sheet Components (in thousands)

                             December 31,
                             -------------   June 30,
                             1998    1999      2000
                             -----  ------  -----------
                                            (unaudited)
   Accounts receivable,
    net:
   Accounts receivable.....  $ 307    $809    $2,279
   Less: Allowance for
    doubtful accounts......     --      --       (52)
                             -----  ------    ------
                             $ 307    $809    $2,227
                             =====  ======    ======
   Property and equipment,
    net:
   Computer equipment and
    software...............  $ 606  $1,063    $2,680
   Furniture and fixtures..     62     277       587
   Leasehold improvements..     48      50        57
                             -----  ------    ------
                               716   1,390     3,324
   Less: Accumulated
    depreciation and
    amortization...........   (158)   (426)     (738)
                             -----  ------    ------
                             $ 558  $  964    $2,586
                             =====  ======    ======
   Accrued liabilities:
   Accrued payroll and
    related liabilities....  $ 357  $  629    $1,019
   Other accrued
    liabilities............    156     246     1,710
                             -----  ------    ------
                             $ 513  $  875    $2,729
                             =====  ======    ======

  Depreciation expense was $42,000, $157,000 and $268,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

4. Commitments and contingencies

  The Company leases its current office facilities in California, Massachusetts and Texas under noncancelable operating lease agreements with various expiration dates through 2004.

  At December 31, 1999, the future minimum lease payments under all noncancelable operating lease agreements are as follows (in thousands):

Year Ending December 31,
  2000.................................................................. $  938
  2001..................................................................    898
  2002..................................................................    912
  2003..................................................................    715
  2004..................................................................    623
                                                                         ------
    Total minimum lease payments........................................ $4,086
                                                                         ======

  Rent expense under operating leases for the years ended December 31, 1997, 1998 and 1999 was $87,000, $325,000 and $485,000, respectively.

  The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings, arising in the

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the Internet industry.

5. Capital Leases

  At December 31, 1999, the future minimum lease payments under noncancelable capital leases are as follows (in thousands):

   Fiscal year ending December 31,
   -------------------------------
   2000................................................................... $ 25
   2001...................................................................   25
   2002...................................................................   25
   2003...................................................................    5
                                                                           ----
   Total minimum lease payments...........................................   80
   Less amount representing interest......................................   (8)
                                                                           ----
   Present value of capital lease obligations.............................   72
   Less current portion...................................................  (25)
                                                                           ----
   Long-term portion of capital lease obligations......................... $ 47
                                                                           ====

  During the years ended December 31, 1998 and 1999, the Company acquired equipment under capital leases with a cost of $19,000 and $63,000, respectively. The accumulated depreciation on these assets was $3,000 and $12,000 at December 31, 1998 and 1999, respectively.

6. Borrowings

  Notes payable consist of the following (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 -----  -------
   Subordinated loan............................................ $ --   $ 2,400
   Equipment loan...............................................   286      149
   Unamortized discount.........................................   --      (248)
                                                                 -----  -------
                                                                   286    2,301
   Less current portion.........................................  (137)  (1,231)
                                                                 -----  -------
   Noncurrent portion........................................... $ 149  $ 1,070
                                                                 =====  =======

  Equipment loan

  The Company had $149,000 outstanding under an equipment loan and security agreement with a bank at December 31, 1999. The loan agreement provides for borrowings of up to $750,000, all of which is collateralized by substantially all of the Company's assets. Under the terms of the loan agreement, certain transactions, including the payment of dividends and redemption of stock, are prohibited without the bank's consent. The loan bears interest at the prime rate (8.5% on December 31, 1999). The Company is required to make monthly payments of principal and interest on this loan through February 2001.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  Subordinated loan

  In April 1999, the Company entered into a subordinated debt agreement (the "Subordinated Loan") with a financing company (the "Lender") for an amount of $3,000,000. Amounts due under the subordinated loan bear interest at 12.16%.

  Principal and interest installments are payable monthly through May 2002 and the notes are collateralized by substantially all of the Company's assets.

  The Subordinated Loan is subject to an agreement under which borrowings under this facility are subordinated to any borrowings currently outstanding under the equipment loan and any future borrowings from the bank. In the event of specific default by the Company on the equipment loan the bank may issue a blockage notice preventing the Lender from accepting any further repayment on the subordinated loan until such default is cured.

  Future payments under these loans are as follows (in thousands):

  Fiscal year ending December 31,
  -------------------------------
  2000................................................................. $ 1,336
  2001.................................................................   1,211
  2002.................................................................     400
                                                                        -------
                                                                          2,947
  Less amount representing interest....................................    (398)
  Unamortized discount.................................................    (248)
                                                                        -------
                                                                          2,301
  Less current portion.................................................  (1,231)
                                                                        -------
  Noncurrent portion................................................... $ 1,070
                                                                        =======

7. Receivables from Stockholders

  Receivables from stockholders include two full recourse promissory notes for $97,500 and $103,000, as well as a receivable from a stockholder of $286,000. The notes bear interest at rates of 5.54% and 6.00% and are due and payable in full no later than September 31, 2003, and June 27, 2017, respectively. The receivable was repaid in January 2000.

8. Convertible Preferred Stock

  The following table summarizes convertible preferred stock at December 31, 1999 (in thousands):

                                                      Shares
                                              ---------------------- Liquidation
   Series                                     Authorized Outstanding   Amount
   ------                                     ---------- ----------- -----------
   A........................................     5,800      5,800      $ 3,915
   B........................................     2,010      2,000        2,000
   B-1......................................       833        833        1,000
   C........................................     3,340      2,578        4,795
   D........................................     7,500      7,180       20,536
                                                ------     ------      -------
                                                19,483     18,391      $32,246
                                                ======     ======      =======

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

  The rights, privileges and restrictions of holders of Series A, B, B-1, C and D convertible preferred stock ("Series A," "Series B," "Series B-1," "Series C" and "Series D," respectively) are summarized as follows:

  Voting

  Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

  As long as any shares of preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of Series A, B, B-1, C and D convertible preferred stock; voting together as a class, in order to modify the rights, preferences or privileges of the preferred stock, alter or repeal any provision of the Amended and Restated Certificate of Incorporation, increase the authorized number of shares of preferred stock or common stock, repurchase any shares of preferred stock or common stock other than shares subject to the right of repurchase by the Company pursuant to restrictive stock purchase agreements, create a new class or series of stock or effect an Asset Transfer or Acquisition.

  For as long as any shares of Series D remain outstanding, the Company must obtain approval from a majority of the holders of Series D to modify the rights, preferences or privileges of Series D, create a new class or series of stock, authorize a dividend or redeem any shares for any class of convertible preferred stock other than Series D, or issue more than 2,600,000 shares of stock to the Company's employees, officers, directors and consultants on or before March 31, 2001.

  Dividends

  Holders of Series A, B, B-1, C and D convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.068, $0.10, $0.12, $0.186 and $0.286 per share, respectively, when and if declared by the Board of Directors. The holders of convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends will be paid to common stockholders until the holders of convertible preferred stock are paid. No dividends on the convertible preferred stock or common stock have been declared by the Company's Board of Directors from inception through December 31, 1999.

  Liquidation

  In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series D are entitled to receive an amount of $2.86 per share plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A, B, B-1 and C convertible preferred or any common stock.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  After payment of the full liquidation preference of Series D preferred stockholders, the holders of Series A, B, B-1 and C shall be entitled to receive the amount of $0.675, $1.00, $1.20 and $1.86 per share, respectively, plus any declared but unpaid dividends.

  After payment of the full liquidation preferences of the preferred stockholders, the legally available assets shall be distributed ratably to holders of the common stock and Series D (on an as-if converted basis) until such time as the holders of Series D have received a total of $5.72 per share. After such payment to holders of Series D, all remaining assets, if any, shall be distributed ratably to the holders of common stock.

  Conversion

  Each share of preferred stock is convertible into common stock at the option of the holder at any time. The conversion rate is the quotient obtained by dividing the Original Issue Price of Series A, B, B-1, C and D by the Series A, B, B-1, C and D Conversion Price, which initially is the Original Issue Price as adjusted. Conversion is automatic upon either the consent of the holders of a majority of the outstanding shares of preferred stock or the effective date of a public offering of common stock for which the aggregate proceeds are not less than $15,000,000 and the offering price is not less than $6.00 per share of common stock.

  Redemption

  The Series D convertible preferred stock is redeemable after receipt of a written election at least 60 days prior to the fifth anniversary of the original issue date. Upon receipt of the written election, the Company is required to redeem in three equal annual installments the Series D preferred stock on the fifth, sixth and seventh anniversary of the original issue date. The redemption price is the greater of (i) $2.86 per share (appropriately adjusted under certain circumstances), plus all declared but unpaid dividends, and (ii) the fair market value on the date of redemption. Accordingly, the Company has recorded preferred stock accretion of $1,354,000 for the year ended December 31, 1999 based on $9.00 per share being the estimated fair market value of shares of such stock at December 31, 1999.

  Warrants for convertible preferred stock

  The Company issued warrants to purchase 10,000 shares of Series B convertible preferred stock at $1.25 per share in March 1998, which expires in March 2003, in exchange for services. The Company valued the warrants using the Black-Scholes option pricing model applying an expected life of five years, a weighted average risk free rate of 5.11%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $14,000 was expensed during the year ended December 31, 1998.

  In connection with a loan and capital leases, the Company issued warrants to purchase 228,493 shares of Series C at $1.86 per share. These warrants expire on the later of 7 years from the date of the grant, or three years from the effective date of the Company's initial public offering. The Company valued the warrants using the Black-Scholes option pricing model applying an expected life of 7 years, a weighted average risk free rate of 5.08%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $339,000 is being

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

amortized over the term of the loan and capital leases. Amortization for the year ended December 31, 1999, was approximately $91,000.

  In March 1999, the Company issued a warrant to purchase up to 175,000 shares of Series D at $2.86 per share to a consultant. In December 1999, 100,000 shares of Series D were issued upon the exercise of the warrant. The remaining 75,000 shares of Series D were not issued and the warrant expired at December 31, 1999. The warrant was valued using the Black-Scholes option pricing model applying an expected life of nine months, a weighted average risk free rate of 4.5%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $134,000 was recognized as sales and marketing expense for the year ended December 31, 1999.

  In December 1999, the Company issued a warrant to purchase 250,000 shares of Series D at a price of $2.86 per share to a new investor as an inducement to assist the Company in the development of its European operations. The warrant expires in seven years and was valued using the Black-Scholes option pricing model applying an expected life of seven years, a weighted average risk free rate of 6.19%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $1,758,000 was recognized as sales and marketing expense for the year ended December 31, 1999.

  In March 2000, the Company issued warrants to purchase up to 2,446,932 shares of Series E convertible preferred stock to two strategic partners. These warrants were issued as inducements to sign strategic alliance agreements and have exercise prices of $7.52 per share and exercise periods of one year to three years. The warrants were valued using the Black-Scholes option pricing model applying expected lives ranging from one year to three years, weighted average risk free interest rates ranging from 6.07% to 6.36%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $12,556,000 was recognized as sales and marketing expense during the six months ended June 30, 2000.

9. Stockholders' Equity

  Warrants for common stock

  In March 1999, the Company issued warrants to purchase 119,962 shares of common stock at $0.30 per share to investors in conjunction with the issuance of Series C. The warrants had a term of 32 months. The proceeds received from the investors have been allocated between Series C and the warrants based on the relative fair values of each element. Accordingly, $157,000 of the proceeds was allocated to the warrants. The fair value was calculated using the Black-Scholes option pricing model applying an expected life of 32 months, a risk free rate of 5.14%, a dividend yield of zero percent and volatility of 75%.

  In March 2000, the Company issued a warrant to purchase up to 200,000 shares of common stock to a strategic partner. This warrant was issued as an inducement to sign a strategic alliance agreement and has an exercise price of $10.00 per share and a seven month exercise period. The warrant was valued using the Black-Scholes option pricing model applying expected life of six months, risk free interest rate of 6.1%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $324,000 was recognized as sales and marketing expense during the six months ended June 30, 2000.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  In April 2000, the Company issued a warrant to purchase that number of shares of common stock equal to $274,733 divided by the exercise price of the warrant in connection with the completion of the Series E convertible preferred stock financing. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series E, otherwise it will be $7.52 per share. The warrant was valued using the Black-Scholes option pricing model applying an expected life of five years, a weighted average risk free rate of 5.83%, a dividend yield of 0% and volatility of 75%. The fair value of approximately $209,000 has been recorded as a cost of issuance of the Series E convertible preferred stock.

  Restricted common stock

  A total of 4,700,000 shares of common stock were issued to the Company's founders, of which 2,829,293 were issued subject to restricted stock purchase agreements which provide the Company with the right to repurchase these shares at the original issuance price. In September 1998, 1,018,550 shares were repurchased from two of the founders at the then fair market value of $0.20 per share. As a result the Company recognized stock-based compensation expense of approximately $204,000 during 1998. The repurchase right over the remaining shares lapses ratably over 40 months and is due to expire in October 2000. As of December 31, 1997, 1998 and 1999 and June 30, 2000, a total of 2,299,991,
426,549, 182,793 and 60,915 shares, respectively, were subject to repurchase by the Company under these agreements.

  Stock Option Plan

  On July 25, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or non-statutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Non-statutory stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 6,500,000 shares of common stock for issuance under the Plan.

  Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately subject to repurchase options held by the Company which lapse with the options vesting schedule. Options may have maximum term of up to 10 years as determined by the Board of Directors. To date, options granted generally vest over four years.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  A summary of the activity under the Plan since its inception is set forth below:

                                                    Options Outstanding
                                               --------------------------------
                                                                       Weighted
                                                 Shares                Average
                                               Available   Number of   Exercise
                                               for Grant     Shares     Price
                                               ----------  ----------  --------
   Options reserved at Plan inception.........  2,500,000         --
   Options granted............................   (962,500)    962,500   $ 0.10
   Options canceled...........................    198,230    (198,230)  $ 0.10
                                               ----------  ----------
   Balance, December 31, 1997.................  1,735,730     764,270   $ 0.10
   Additional options reserved................  1,000,000         --
   Options granted............................ (2,375,950)  2,375,950   $ 0.14
   Options exercised..........................        --   (1,476,363)  $ 0.19
   Options canceled...........................    323,522    (323,522)  $ 0.12
                                               ----------  ----------
   Balance, December 31, 1998.................    683,302   1,340,335   $ 0.15
   Additional options reserved................  3,000,000         --
   Options granted............................ (2,199,525)  2,199,525   $ 0.78
   Options exercised..........................        --      (93,143)  $ 0.27
   Options canceled...........................    827,366    (827,366)  $ 0.22
   Unvested shares repurchased................     68,856         --    $ 0.12
                                               ----------  ----------
   Balance, December 31, 1999.................  2,379,999   2,619,351   $ 0.66
   Additional options reserved................  1,800,000         --
   Options granted............................ (3,017,960)  3,017,960   $ 2.72
   Options exercised..........................        --     (826,160)  $ 0.58
   Options cancelled..........................    340,731    (340,731)  $ 1.15
   Unvested shares repurchased................      1,251         --    $(0.45)
                                               ----------  ----------
   Balances, June 30, 2000 (unaudited)........  1,504,021   4,470,420   $ 2.03
                                               ==========  ==========

  Common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, at the original exercise price, in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 1998 and 1999 and June 30, 2000, 1,359,189, 823,400 and 1,266,971 shares of common stock, respectively, were subject to repurchase.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

  The following table summarizes information about stock options outstanding at December 31, 1999:

                                             Options Outstanding and Exercisable
                                             -----------------------------------
                                                             Weighted   Weighted
                                                              Average   Average
                                               Number of     Remaining  Exercise
                                                Options     Contractual  Price
                                              Outstanding    Life (in     per
   Exercise Price                            (in thousands)   years)     Share
   --------------                            -------------- ----------- --------
   $0.10....................................       133          8.0      $0.10
   $0.15....................................        32          8.5      $0.15
   $0.20....................................       466          8.9      $0.20
   $0.30....................................       378          9.2      $0.30
   $0.50....................................       101          9.4      $0.50
   $0.75....................................       191          9.6      $0.75
   $1.00....................................     1,318          9.8      $1.00
                                                 -----
   $0.10-$1.00..............................     2,619          9.4      $0.66
                                                 =====

  At December 31, 1997, 1998 and 1999, 9,000, 57,000 and 169,000, respectively, of the options outstanding were vested.

 Fair value disclosures

  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss attributable to common stockholders would have been increased to the pro forma amounts indicated below:

                                                   Years Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
   Net loss attributable to common stockholders
    (in thousands):
     As reported.................................. $(1,505) $(6,434) $(20,067)
     Pro forma.................................... $(1,505) $(6,439) $(20,161)
   Net loss per share attributable to common
    stockholders--basic and diluted:
     As reported.................................. $ (0.55) $ (2.24) $  (5.19)
     Pro forma.................................... $ (0.55) $ (2.24) $  (5.21)

  The Company calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 1997, 1998 and 1999: dividend yield expected is 0% and volatility of 0%; expected lives of four years and risk free interest rates of 4.91% to 6.19% for 1999. These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year. The weighted average fair value of options granted was $0.03, $0.23 and $4.23 for the years ended December 31, 1997, 1998 and 1999, respectively.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  Stock-based compensation

  In connection with certain stock option grants to employees during the years ended December 31, 1998 and 1999, the Company recognized approximately $366,000 and $8,466,000 of unearned stock-based compensation for the excess of the deemed fair value of the shares of common stock subject to such options over the exercise price of these options at the date of grant. Such amounts are included as a reduction of stockholders' equity and are being amortized over the vesting period of generally four years. The Company recorded stock-based compensation expense of $36,000 and $1,596,000 for the years ended December 31, 1998 and 1999, respectively.

  Stock-based compensation expense related to equity investments granted to consultants is recognized as earned. At each reporting date, the Company re-values any unvested equity investments using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. In connection with the grant of fully vested stock options to consultants, the Company recorded stock-based compensation expense of $12,000 and $310,000 for the years ended December 31, 1998 and 1999, respectively.

  During the year ended December 31, 1999 the Company granted 126,000 shares of common stock with a fair value of $736,000 in exchange for services from consultants.

  As discussed in Note 8 the Company recorded stock-based compensation expense of $14,000 and $1,892,000 in respect of warrants issued to consultants in exchange for services during the years ended December 31, 1998 and 1999.

  During the six months ended June 30, 2000 the Company granted options to purchase 2,930,300 shares of the Company's common stock to its employees. The Company recognized approximately $16,803,000 of unearned stock-based compensation for the excess of the deemed fair value of the shares subject to such options over the exercise price of these options at the date of grant. The Company recorded stock-based compensation expense of $4,405,000 for the six months ended June 30, 2000.

  During the six months ended June 30, 2000, the Company terminated the employment of two individuals. In connection with the terminations, the Company accelerated the vesting on certain stock options held by the employees and recorded a compensation charge of $363,000 related to the re-measurement of these options at the date of termination.

  During the six months ended June 30, 2000 the Company granted fully vested options to purchase 35,660 shares of its common stock to consultants and recorded unearned stock-based compensation expense of $557,000 which is being amortized over the service period. A total of $134,000 related to these grants was expensed during the six months ended June 30, 2000.

  Additionally, during the six months ended June 30, 2000, the Company issued options to purchase 52,000 shares of common stock to consultants in exchange for services. These options vest monthly over periods ranging from six to eleven months. At each reporting date the Company will re-measure the unvested portion of these option grants which remain unvested using the Black-Scholes option pricing model. As a result, the stock-based

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. In connection with these grants the Company recorded unearned stock-based compensation of $423,000, of which $172,000 has been amortized during the six months ended June 30, 2000.

  During the six months ended June 30, 2000 the Company issued 97,739 shares of its common stock with a fair value of $607,000 to consultants in exchange for services, of which $573,000 has been charged to operations during the period.

  In addition as discussed in Notes 8 and 9 the Company has recorded stock-based compensation expense of $12,880,000 in respect of convertible preferred stock and common stock warrants granted to strategic partners.

10. Income Taxes

  At December 31, 1998 and 1999, temporary differences which gave rise to significant deferred tax assets and liabilities are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
Net operating losses.......................................... $ 1,747  $ 6,385
Capitalized research and development..........................   1,043    1,927
Other.........................................................     460      768
                                                               -------  -------
                                                                 3,250    9,080
Less valuation allowance......................................  (3,250)  (9,080)
                                                               -------  -------
Net deferred tax assets....................................... $   --   $   --
                                                               =======  =======

  In accordance with generally accepted accounting principles, a valuation allowance must be established for a deferred tax asset if it is more likely than not that a tax benefit will not be realized from the asset in the future. The Company has established a valuation allowance to the extent of its deferred tax assets as no immediate benefit is expected to be received due to the Company's recurring losses. The valuation allowance increased by $603,000, $2,647,000 and $5,830,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $16,094,000 and $15,656,000, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carryforwards will expire beginning in 2012 and 2023, respectively, if not utilized.

  At December 31, 1999, the Company also has research and development credit carryforwards of approximately $443,000 for federal and California tax purposes available to reduce future income tax liability. Such carryforwards expire in varying amounts beginning 2002.

  The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

If the Company should have an ownership change, as defined by the tax law, utilization of the carryforwards could be restricted.

11. Employee Benefit Plan

  The Company adopted a 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") effective October 16, 1997, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees to contribute up to 25% of their pre-tax salary, subject to a maximum limit of $10,500 for the year ended December 31, 1999, subject to certain limitations. The 401(k) Plan provides for employer contributions at the discretion of the Board of Directors. No amounts have been contributed by the Company to the 401(k) Plan through December 31, 1999.

12. Subsequent Events (unaudited)

  2000 Omnibus Equity Incentive Plan

  The 2000 Omnibus Equity Incentive Plan was adopted by the Company's board of directors on March 23, 2000 and approved by the stockholders on July 18, 2000. The 2000 Omnibus Equity Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock to employees, non-employee directors, advisors and consultants. The Company has reserved 6,000,000 shares of common stock for issuance under this Plan. Each year, the number of shares reserved for issuance under this plan increases by 3%.

  2000 Employee Stock Purchase Plan

  On March 23, 2000, the Company's board of directors adopted the 2000 Employee Stock Purchase Plan and on July 18, 2000 the stockholders approved it, to be effective upon completion of the Company's initial public offering. The common stock purchase price will be 85% of fair market value. A total of 1,500,000 shares of common stock have been reserved for issuance under this plan. The number of shares reserved increases on an annual basis.

  Series E Convertible Preferred Stock

  In April 2000, the Company sold 3,719,477 shares of Series E convertible preferred stock at $7.52 per share for net proceeds of approximately $26.8 million. In connection with this issuance the Company issued a warrant to its bankers to purchase that number of shares of common stock equal to $274,733 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series E, otherwise it will be $7.52 per share. The fair value of the warrant calculated using the Black-Scholes option pricing model will be recorded as a cost of issuance.

  The issuance resulted in a beneficial conversion feature of approximately $5,505,000, calculated as the difference between the deemed fair market value of common stock of $9.00 per share and the issuance price of $7.52. As the preferred stock is immediately convertible the beneficial conversion feature is being recognized as a deemed dividend to the preferred stockholders at the date of issuance with a corresponding amount recorded in additional paid-in capital.

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)


  The rights and preferences of Series E convertible preferred stock are substantially the same as those of Series A, Series B, Series B-1, Series C and Series D convertible preferred stock except for the following: (1) the Company must obtain approval from a majority of the holders of Series E to modify the rights, preferences or privileges of Series E, create a new class or series of stock; (2) the holders of Series E have liquidation preferences senior to Series A, Series B, Series B-1, Series C and Series D convertible preferred stock; (3) the Company must obtain approval from the holders of Series D and Series E to declare or pay any dividends, repay stockholders loans and issue more than 2,600,000 shares of stock to the Company's employees, officers, directors and consultants on or before the earlier of the initial public offering of the Company or March 31, 2001; (4) the shares will automatically convert into common stock on the effective date of a public offering of common stock for which the aggregate proceeds are not less than $35 million and the offering price is not less than $8.00 per share of common stock; (5) the shares convert one-to-one into common stock subject to anti-dilution protection using various formulas in the event of certain sales of securities by the Company at less than $7.52 per share. The redemption rights of Series E are substantially the same as those of Series D. Accordingly, the Company has recorded preferred stock accretion of $291,000 for the six months ended June 30, 2000 based on $9.00 per share being the estimated fair market value of shares of such stock at June 30, 2000. The Company recorded accretion on Series D of $3,818,000 during the same period.

  Series F Convertible Preferred Stock

  In August and September 2000, the Company sold 2,598,875 shares of Series F convertible preferred stock at $7.52 per share for net proceeds of approximately $18.8 million.

  In connection with this issuance the Company issued a warrant to its bankers to purchase that number of shares of common stock equal to $162,500 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series F, otherwise it will be $7.52 per share. The Company will calculate the fair value of the warrant using the Black-Scholes option pricing model and record this as issuance cost.

  The rights and preferences of Series F convertible preferred stock are substantially the same as those of Series E convertible preferred stock except for the following: (1) the Company must obtain approval from a majority of the holders of Series F to modify the rights, preferences or privileges of Series F or to create a new class or series of stock; (2) the holders of Series F are entitled to a liquidation payment of $7.52 per share (plus all declared and unpaid dividends) prior to payments to holders of other preferred stock. After payment to these other preferred stockholders, the holders of Series F participate with common stockholders and Series D and Series E preferred stockholders until the holders of Series F have received an aggregate payment of $22.56; and (3) the Company must obtain approval from the holders of Series D, Series E and Series F to declare or pay any dividends, repay stockholders loans and issue more than 2,600,000 shares of stock to the Company's employees, officers, directors and consultants on or before the earlier of the initial public offering of the Company or March 31, 2001. The redemption rights of Series F are substantially the same as those of Series E.

  In connection with this issuance the Company expects to record a beneficial conversion charge of approximately $6,445,000 representing the difference between the fair market value

                                  DOCENT, INC.

           (Information as of June 30, 2000 and/or for the six months ended June 30, 2000 and 1999 is unaudited)

of the Company's common stock on the date of issuance of $10.00 over the conversion price of $7.52. Based on the conversion terms this charge will be recorded in the third quarter of fiscal 2000.

  Option Grants

  In July and August 2000, the Company issued options to purchase up to 1,372,904 shares of the Company's common stock at an exercise of $3.50 to employees. The Company will record deferred stock-based compensation of approximately $8,646,000 for these options which will be amortized over the vesting period, generally four years.

  Receivables from Stockholders

  In conjunction with the exercise of 647,916 stock options in July and August 2000 by three officers of the Company, the Company issued full recourse notes totalling $647,916. These notes bear interest at 6.62% per annum and have six-year terms.

    Set forth on the back page is the Docent logo in the center of the page.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements and Industry Data......  22
Use of Proceeds..........................................................  23
Dividend Policy..........................................................  23
Capitalization...........................................................  24
Dilution.................................................................  25
Selected Consolidated Financial Data.....................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
Business.................................................................  39
Management...............................................................  55
Certain Transactions.....................................................  67
Principal Stockholders...................................................  70
Description of Capital Stock.............................................  73
Shares Eligible for Future Sale..........................................  78
Underwriting.............................................................  80
Legal Matters............................................................  84
Experts..................................................................  84
Where You Can Find Additional Information................................  84
Index to Consolidated Financial Statements............................... F-1

Until      , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade in this securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------
[LOGO OF DOCENT INC.]

  8,000,000 Shares

  Common Stock

  Deutsche Banc Alex. Brown

  Dain Rauscher Wessels

  Thomas Weisel Partners LLC

  Prospectus

      , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                       Amount
                                                                     to be Paid
                                                                     ----------
   SEC Registration Fee............................................. $   24,288
   NASD Filing Fee..................................................      8,500
   Nasdaq National Market Listing Fee...............................     90,000
   Printing and Engraving...........................................    800,000
   Legal Fees and Expenses..........................................    675,000
   Accounting Fees and Expenses.....................................    600,000
   Blue Sky Fees and Expenses.......................................     10,000
   Transfer Agent Fees..............................................     30,000
   Miscellaneous....................................................     62,212
                                                                     ----------
     Total.......................................................... $2,300,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VI.B. of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article XI of the Registrant's Amended and Restated Bylaws (Exhibit
3.4 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

  Since June 1997, we have issued and sold the following unregistered securities:

  1. On June 27, 1997, we issued 3,725,000 shares to Pardner and Cynthia Wynn, the shareholders of Stanford Testing Systems, Inc. upon its merger into the Company, of which 1,018,550 shares were subsequently repurchased.

  2. Other than as described in item 1 above, between June 1997 and September 1, 2000, we issued and sold an aggregate of 4,394,866 shares of common stock at prices ranging from $0.10 to $5.00 per share, net of any repurchases. The recipients of the shares were all employees, directors and consultants.

  3. In June 1997, we sold 5,799,998 shares of Series A convertible preferred stock to seven investors for an aggregate purchase price of $3,914,998.65.

  4. In June 1998, we sold 2,000,000 shares of Series B convertible preferred stock to four investors for an aggregate purchase price of $2,000,000.

  5. In September 1998, we sold 833,333 shares of Series B-1 convertible preferred stock to four investors for an aggregate purchase price of $999,999.60.

  6. From November 1998 to March 1999, we sold 2,578,032 shares of Series C convertible preferred stock to four investors for an aggregate purchase price of $4,795,139.52.

  7. From August 1999 to December 1999, we sold 7,180,420 shares of Series D convertible preferred stock to twelve investors for an aggregate purchase price of $20,536,001.20.

  8. In April 2000, we sold 3,719,477 shares of Series E convertible preferred stock to twenty-five investors for an aggregate purchase price of $27,970,467.04.

  9. In August and September 2000, we sold 2,598,875 shares of Series F convertible preferred stock to 14 investors for an aggregate purchase price of $19,543,540.

  10. In March 1999, we issued warrants to purchase an aggregate of 119,962 shares of common stock at an exercise price of $0.30 per share. These warrants expire in November 2001.

  11. In March 1998, we issued a warrant to purchase 10,000 shares of Series B convertible preferred stock at an exercise price of $1.25 per share. This warrant expires in March 2003.

  12. In April 1999, we issued warrants to purchase an aggregate of 228,493 shares of Series C convertible preferred stock at an exercise price of $1.86 per share. These warrants expire in April 2006.

  13. In March 1999, we issued a warrant to purchase up to 175,000 shares of convertible preferred stock at an exercise price of the greater of $1.86 per share or the highest purchase price per share paid by a purchaser of our convertible preferred stock in a financing at any time after March 23, 1999. In December 1999, 100,000 shares of Series D convertible preferred stock were issued at $2.86 per share upon exercise of the warrant. The remaining 75,000 shares were not issued and the warrant expired at December 31, 1999.

  14. In December 1999, we issued a warrant to purchase up to 250,000 shares of Series D convertible preferred stock at an exercise price of $2.86 per share. This warrant expires in December 2002.

  15. In March 2000, we issued a warrant to purchase up to 200,000 shares of common stock at an exercise price of $10.00 per share. This warrant expires on October 31, 2000.

  16. In March 2000, we issued warrants to purchase an aggregate of 2,446,932 shares of Series E convertible preferred stock at an exercise price of $7.52 per share. These warrants expire at various times over the next three years.

  17. In April 2000, we issued a warrant to purchase that number of shares of common stock equal to $274,733 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series E, otherwise it will be $7.52 per share.

  18. In September 2000, we issued a warrant to purchase that number of shares of common stock equal to $162,500 divided by the exercise price of the warrant. The exercise price will be at the initial public offering price if the offering occurs within six months of the closing of Series F, otherwise it will be $7.52 per share.

  The sales and issuances of the above securities, other than the sales and issuances in Item 2, were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering and involving only sophisticated investors or "accredited" investors as defined under Rule 501 of the Securities Act. The sales and issuances of securities listed above in Item 2 were deemed exempt by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation made to employees, directors and consultants as provided under Rule 701. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

  See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

  (b) Financial Statement Schedules

  Schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 25th day of September, 2000.

                                          DOCENT, INC.

                                                  /s/ David R. Ellett
                                          By: _________________________________
                                                    David R. Ellett,
                                              Chairman, President and Chief
                                                    Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ David R. Ellett           Chairman, President, Chief    September 25, 2000
____________________________________  Executive Officer and
          David R. Ellett             Director (Principal
                                      Executive Officer)

     /s/ Donald E. Lundgren          Vice President and Chief      September 25, 2000
____________________________________  Financial Officer
         Donald E. Lundgren           (Principal Financial and
                                      Accounting Officer)

      /s/ David Mandelkern           Executive Vice President,     September 25, 2000
____________________________________  Chief Technology Officer,
          David Mandelkern            Secretary and Director

        /s/ Kevin G. Hall            Director                      September 25, 2000
____________________________________
           Kevin G. Hall

       /s/ Jos C. Henkens            Director                      September 25, 2000
____________________________________
           Jos C. Henkens

        /s/ Pardner Wynn             Director                      September 25, 2000
____________________________________
            Pardner Wynn

          /s/ Ali Kutay              Director                      September 25, 2000
____________________________________
             Ali Kutay

       /s/ Robert A. Lauer           Director                      September 25, 2000
____________________________________
          Robert A. Lauer

                                 EXHIBIT INDEX

 Exhibit                           Exhibit Description
 ------- ----------------------------------------------------------------------
  1.1*   Form of Underwriting Agreement

  3.1#   Amended and Restated Certificate of Incorporation.

  3.2# Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering.

  3.3#   Bylaws.

  3.4# Amended and Restated Bylaws, to be effective upon completion of this offering.

  4.1    Form of Stock Certificate.

  4.2#   Amended and Restated Investors' Rights Agreement, dated April 7, 2000.

  5.1    Opinion of Pillsbury Madison & Sutro LLP.

 10.1#   Registrant's 1997 Stock Option Plan.

 10.2#   Registrant's 2000 Omnibus Equity Incentive Plan.

 10.3#   Registrant's 2000 Employee Stock Purchase Plan.

 10.4* Form of Directors and Officers' Indemnification Agreement, to be entered into subsequent to the completion of this offering.

 10.5#   Employment Letter from the Registrant to David Ellett dated February
         25, 1998.

 10.6#   Employment Letter from the Registrant to Richard Dellinger dated
         November 4, 1997.

 10.7#   Employment Letter from the Registrant to Kathleen Gogan dated
         September 22, 1998.

 10.8# Officer's Change in Control Agreement dated October 14, 1999 by and between the Registrant and David Mandelkern.

 10.9# Officer's Change in Control Agreement dated October 14, 1999 by and between the Registrant and Richard Dellinger.

 10.10+  Integrator Reseller Agreement dated January 7, 2000 by and between the
         Registrant and Hewlett-Packard Company, as amended July 31, 2000.

 10.11+# Master Consulting Services dated April 1, 2000 between the registrant and Andersen Consulting, LLP.

 10.12+# Amended and Restated ASP Development and Hosting Agreement dated March
         31, 2000 between the Registrant and The Richardson Company.

 10.13+# Master Alliance Agreement dated March 31, 2000 between the registrant and Andersen Consulting, LLP.

 10.14+# Master License and Services Agreement dated June 26, 2000 between the registrant and Qwest Communications.

 10.15+# Professional Services Agreement dated June 27, 2000 between the
         Registrant and Qwest Communications.

 10.16+ License and Co-Marketing Agreement dated May 26, 2000 between the registrant (Netherlands B.V.) and FT Knowledge, Ltd.

 10.17+  Marketing Agreement dated March 31, 2000 between the registrant and
         Harvard Business School Publishing.

 10.18+# Professional Services Agreement dated March 25, 1999 between the
         Registrant and Impiric (formerly Wunderman Cato Johnson).

 10.19+# Master License Agreement dated March 25, 1999 between the Registrant and Impiric (formerly Wunderman Cato Johnson).

 Exhibit                           Exhibit Description
 ------- ----------------------------------------------------------------------
 10.20+# License Agreement for commercial use of Docent Software dated December
         30, 1998 between the Registrant and Veritas Software, Inc.

 10.21+  Term Sheet dated August 7, 2000 between the Registrant and SmartForce.

 10.22# Lease Agreement dated September 22, 1999 by and between the Registrant and Limar Realty Corp. #17.

 10.23# Lease Agreement dated February 1, 2000 by and between the Registrant and Connecticut General Life Insurance Company.

 10.24# Quickstart Loan and Security Agreement dated August 1, 1997 by and between the Registrant and Silicon Valley Bank as amended on October
         31, 1997.

 10.25# Subordinated Loan and Security Agreement dated April 23, 1999 by and between the Registrant and Comdisco, Inc.

 10.26#  Promissory Note from David Ellett to the Registrant.

 10.27#  Promissory Note from David Mandelkern to the Registrant.

 10.28#  Stock Pledge Agreements dated July 9, 1997 by and between the
         Registrant and David Mandelkern and dated September 30, 1998 by and between the Registrant and David Ellett.

 10.29#  Warrant to Purchase Shares of Series C Preferred Stock dated April 23,
         1999.

 10.30#  Warrant to Purchase Shares of Series D Preferred Stock dated December
         1999.

 10.31#  Warrant to Purchase Shares of Series E Preferred Stock dated March 31,
         2000.

 10.32#  Severance Agreement dated June 27, 1997 by and among Pardner Wynn,
         David Mandelkern, Norwest Equity Partners, V and Advanced Technology
         Ventures IV.

 21.#    Subsidiaries of the Registrant.

 23.1    Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).

 23.2    Consent of Independent Accountants.

 24.1#   Power of Attorney. Reference is made to Page II-4.

 27.1#   Financial Data Schedule.

--------
*  To be filed by amendment.

+ Confidential Treatment Requested; Portions of these exhibits have been filed separately with the Securities and Exchange Commission.

#  Previously Filed.